As filed with the Securities and Exchange Commission on September 14, 2005

Registration No. 333-127791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Insurance Auto Auctions, Inc.

(Exact name of registrant as specified in its charter)

Illinois	5010	95-3790111
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Westbrook Corporate Center,

Suite 500

Westchester, Illinois 60154

(708) 492-7000

(Address and telephone number of registrant’s principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

Thomas C. O’Brien

Chief Executive Officer

Insurance Auto Auctions, Inc.

Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154

(708) 492-7000

(Name, address and telephone number of agent for service)

Copy to:

Maryann A. Waryjas, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661-3693

(312) 902-5200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Notes	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
11% Senior Notes due 2013	$150,000,000	100%	$150,000,000	$17,655
Guarantees of 11% Senior Notes due 2013	—	—	—	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.
(2)	Pursuant to Rule 457(n), no additional registration fee is payable with respect to the guarantees.

The co-registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Insurance Auto Auctions, Inc.

Table of Additional Registrants

Exact Name of Additional Registrant as Specified in its Charter*	Primary Standard Industrial Classification Number	State or Other Jurisdiction of Incorporation	I.R.S. Employer Identification Number
Insurance Auto Auctions Corp.	5010	Delaware	95-4455113
IAA Services, Inc.	7549	Illinois	36-4294285
IAA Acquisition Corp.	5010	Delaware	36-4351076

*	The address for each of the additional registrants is c/o Insurance Auto Auctions, Inc., Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154, telephone: (708) 492-7000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated September 14, 2005

PROSPECTUS

INSURANCE AUTO AUCTIONS, INC.

Offer to Exchange

$150,000,000 Outstanding

11% Senior Notes due 2013

for $150,000,000 Registered

11% Senior Notes due 2013

The Exchange Offer

•	We are offering to exchange all of our outstanding 11% Senior Notes due 2013, or the old notes, that are validly tendered and not validly withdrawn for an equal principal amount of new 11% Senior Notes due 2013 that are freely tradable, or the new notes. The old notes and the new notes are sometimes called the notes.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we extend it. We do not currently intend to extend the expiration date.

The New Notes

•	The terms of the new notes will be substantially identical to those of the old notes, except that the new notes:

•	will have been registered under the Securities Act of 1933, as amended;

•	will not bear restrictive legends;

•	will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer;

•	will bear a different CUSIP number from the old notes; and

•	will not entitle holders to the registration rights that apply to the old notes.

•	The new notes will represent the same debt as the old notes, and we will issue the new notes under the same indenture.

•	The obligations of the issuer under the new notes will be guaranteed by the issuer’s existing and future domestic subsidiaries with certain exceptions.

Investing in the new notes involves a high degree of risk. See “ Risk Factors” beginning on page 11.

Resales of New Notes

•	There is no existing public market for the old notes or the new notes. We do not intend to list the new notes on any securities exchange or seek approval for quotation through any automated trading system.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. If the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resale of new securities. A broker-dealer may not participate in this exchange offer with respect to old notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2005.

Insurance Auto Auctions, Inc. - National Locations

Two Westbrook Corporate Center, Suite 500, Westchester, IL 60154

www.iaai.com

IAAI Corporate Office and
Specialty Salvage Division
Westchester, IL
National Network
Dallas, TX
Seattle - North
Seattle
Spokane
Portland
Portland-West
Eugene
Boise
Sacramento
East Bay
San Jose
North Hollywood
Los Angeles
Anaheim
Fontana
Colton
San Diego
Phoenix
Tucson
Salt Lake City
Albuquerque
El Paso
Honolulu
Hawaii
Duluth
St. Paul
Omaha
Kansas City
Wichita
Oklahoma City
Dallas/Ft. Worth
Austin
San Antonio
Corpus Christi
Longview
Houston - North
Houston
Houston - South
Baton Rouge
Jackson
Little Rock
Springfield
St. Louis
Lincoln
Appleton
Milwaukee
Chicago-North
Chicago-West
Chicago-South
Grand Rapids
Detroit
Pittsburgh
Huntsville
Birmingham
Atlanta
Dothan
Jacksonville
Orlando
Tampa Bay
Greenville/Spartanburg
Charlotte
Raleigh/Durham
Wilmington
Charleston-Summerville
Charleston-Ravenel
Richmond
Tidewater
Northern Virginia
Metro-DC
Baltimore
Altoona
Philadelphia
Southern New Jersey
Central New Jersey
Northern New Jersey
Long Island
Buffalo
Rochester
Hartford
Boston
Boston - North
INSURANCE
AUTO AUCTIONS

AVAILABLE INFORMATION

In connection with the exchange offer, the issuer and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus constitutes a part of the registration statement. As permitted under SEC rules, the prospectus does not include all of the information contained in the registration statement. We refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto, for further information about us and the new notes. References in this prospectus to any of our contracts or other documents are not necessarily complete. If we have filed any documents as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of that document.

We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The indenture governing the notes requires that we furnish to the trustee and holders of the notes reports and other information called for by rules under the Exchange Act. In addition, for so long as any notes remain outstanding, if at any time we and the guarantors are not required to file with the SEC the reports described in the preceding sentence, we and the guarantors have agreed that we will furnish to the holders of notes, to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to 144A(d)(4) under the Securities Act. See “Description of Notes—Certain Covenants—Reports.”

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You may read and copy any materials filed with the SEC at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Upon the effectiveness of the registration statement, we will become subject to the information and periodic report requirements of the Exchange Act and, accordingly, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s Public Reference Room and through the SEC’s Internet site at http//www.sec.gov.

You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Insurance Auto Auction, Inc.

Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154

Attn: Chief Executive Officer

(708) 492-7000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days prior to the expiration date. The expiration date is             , 2005.

TERMS USED IN THIS PROSPECTUS

Unless the context indicates otherwise, in this prospectus:

•	the term “Axle Holdings” refers to Axle Holdings, Inc., the corporate parent of Axle Merger;

•	the term “Axle Merger” refers to Axle Merger Sub, Inc., the entity that merged with and into IAAI as part of the transactions;

•	the term “continuing investors” refers to Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley;

•	the term “guarantors” refers, collectively, to the domestic subsidiaries of IAAI who have guaranteed or in the future will guarantee the notes;

•	the terms “IAAI,” “we,” “us,” “our” and other similar terms refer to Insurance Auto Auctions, Inc. and its subsidiaries;

•	the term “IAAI Finance” refers to IAAI Finance Corp., the original issuer of the old notes;

•	the term “issuer” refers to Insurance Auto Auctions, Inc.;

•	the term “Kelso” refers to Kelso & Company, L.P., a New York based private investment firm;

•	the term “LLC” refers to Axle Holdings II, LLC, the limited liability company parent of Axle Holdings and an entity controlled by affiliates of Kelso;

•	the term “Magnetite” refers to Magnetite Asset Investors III, L.L.C.;

•	the term “merger” refers to the merger of Axle Merger with and into IAAI and the merger of IAAI Finance with and into IAAI on May 25, 2005;

•	the term “Parthenon” refers to Parthenon Investors II, L.P.; and

ii

•	the term “transactions” refers, collectively, to the merger and the following transactions which occurred in connection with the merger;

•	the equity contributions made by Kelso;

•	the investment by the continuing investors;

•	our entry into senior credit facilities;

•	the offering of the old notes and the application of the net proceeds therefrom; and

•	the repayment of outstanding principal and accrued interest under our prior credit facility.

You should rely only on the information provided in this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. Any statement so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state or other jurisdiction where such offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this document.

This prospectus has been prepared by us based on information we have or have obtained from sources we believe to be reliable. Summaries of documents contained in this prospectus may not be complete.

You should consult your own legal, tax and business advisors regarding an investment in the new notes. Information in this prospectus is not legal, tax or business advice.

This prospectus contains information with respect to market share and industry conditions which are based upon estimates of our management, using various third-party sources where available. While management believes that such estimates are reasonable and reliable, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based upon management’s understanding of industry conditions, and such information has not been verified by any independent resources.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. In some cases, you can identify forward looking statements by use of words such as “may,” “will,” “should,” “anticipates,” “believes,” “expects,” “plans,” “future,” “intends,” “could,” “estimate,” “predict,” “projects,” “targeting,” “potential” or “contingent,” the negative of these terms or other similar expressions. Our actual results could differ materially from those discussed or implied herein. Important factors that could cause actual results to differ materially from our expectations include, without limitation, those disclosed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we undertake no obligation to publish, update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. Some of our more important service marks and trademarks that appear in this prospectus include CSA TodaySM, I-bid LIVESM, www.iaai-bid.comSM, Run & Drive®, ServicePartnersTM, BidFast®, CarCrush®, FastTow® and FastTrack®, which may be registered in the United States and in other jurisdictions.

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SUMMARY

The following summary contains basic information about us, the exchange offer and the new notes. It likely does not contain all the information that is important to you in making a decision to exchange the old notes. For a more complete understanding of the exchange offer, we encourage you to read this entire prospectus, including the “Risk Factors,” the financial statements and related notes, and the documents to which we have referred you, before deciding whether to exchange the old notes for new notes.

Our Company

We are the second largest provider of salvage vehicle auction services in the United States. We facilitate an efficient market between suppliers of salvage vehicles, primarily insurance companies, and buyers of salvage vehicles, primarily dismantlers and vehicle rebuilders. We provide salvage auction solutions for the redistribution of damaged vehicles that are designated as total-losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and other salvage vehicles. We enjoy long-term relationships with all the major automobile insurance companies in the United States, including Allstate, GEICO, Nationwide, Progressive, State Farm, USAA and Zurich. In addition, we currently maintain relationships with over 38,500 registered buyers of salvage vehicles. We serve our customer base through 80 sites in 32 states, with locations in 60 of the top 75 metropolitan markets in the United States.

Through our broad service offering, including our hybrid live/Internet auction capabilities, we seek to increase the net proceeds per vehicle generated on behalf of our salvage suppliers and reduce their administrative costs and claim recovery cycle time. We provide our buyers with the salvage vehicles they need to fulfill their replacement part or vehicle rebuild requirements. We earn fees for our services from both suppliers and buyers of salvage vehicles. Most of our salvage vehicles are sold on a consignment basis, where we do not take ownership of the vehicles sold.

Our Competitive Strengths

Leading market position. We are the second largest provider of salvage vehicle auction services in the United States.

National distribution network. Our national facilities footprint allows us to be a single source solution for our insurance company customers’ salvage disposal needs on a national or regional basis. Our insurance company customers continue to consolidate and we have the scale necessary to service them more efficiently and effectively than our smaller competitors.

Innovative, value-added service offerings. We offer complete service solutions to create the most efficient auction process for suppliers and buyers of salvage vehicles. Our range of service offerings include:

•	Live auctions with Internet-bidding capabilities. We offer our buyer customers the ability to (i) participate in person at a live auction at one of our branch facilities; (ii) pre-bid over the Internet; and (iii) bid over the Internet in real time in a live auction through our integrated Web-based bidding platform, I-bid LIVE.

•	CSA Today. We offer a data management system to our insurance company suppliers that provides them with the capability to electronically assign salvage vehicles to us and to track and manage their salvage vehicle inventory throughout the salvage process with real-time status reports.

•	Vehicle value enhancement services. We offer preservation services, such as custom shrink wrapping, preparation services, such as washing, detailing and key-making and presentation services, such as car-starting and our Run & Drive auction.

•	National Salvage Network. We offer a single source solution that allows an insurance company customer to assign all of its salvage vehicles to our national service center, which enables us to distribute vehicle consignments throughout the United States.

•	Vehicle inspection centers. We maintain vehicle inspection centers at many of our sites where we provide inspection services for suspected total-loss vehicles. These centers minimize vehicle storage charges incurred by our insurance company customers at temporary storage facilities or repair shops and also improve service time for the policyholder.

In addition, we offer electronic data interchange of titling information, salvage returns analyses, vehicle inspection services and FastTow towing services. We also offer our BidFast service that provides salvage valuation solutions for situations such as owner retention and partial loss conversion, and our FastTrack service that combines a comprehensive appraisal service with our salvage service resources so our insurance company customers can make a total-loss decision more quickly.

Proprietary technology platform. We developed our proprietary Web-based information system, Automated Salvage Auction Processing system, or ASAP, to streamline all aspects of our operations and centralize operational data collection. ASAP also provides our salvage vehicle suppliers with 24-hour online access to powerful tools to manage their salvage disposition process, including inventory management, salvage returns analysis and electronic data interchange of titling information. Our technology platform allows us to efficiently manage our business and improve customer returns on salvage, shorten our customers’ claims processing cycle and lower their claims administration costs.

Long-term relationships with vehicle suppliers and buyers. We have long-term relationships with all of the major U.S. automobile insurance companies, many of whom have been our clients for decades. Our largest vehicle suppliers include Allstate, GEICO, Nationwide, Progressive, State Farm, USAA and Zurich. As a national provider of salvage vehicle auction services, we have benefited and expect to continue to benefit from consolidation within the automobile insurance industry, which provides us with most of the salvage vehicles that we process. We maintain one of the nation’s largest databases of registered salvage buyers, with more than 38,500 dismantlers, rebuilders, salvage dealers, body/repair shops and other buyers from across the United States and abroad.

Experienced management team. We have a senior management team consisting of seven individuals with over 80 years of combined experience in the automobile physical damage insurance services industry. Led by Thomas C. O’Brien, our president and chief executive officer, our management team has improved our business processes, systems and facilities network, which has in turn significantly improved our financial results.

Our Business Strategy

Increase auction sales volumes. We seek to continue to grow our unit volumes with our insurance company customers and other vehicle providers by generating better returns on salvage vehicles and offering a broad selection of services to prospective suppliers.

Drive increased profitability. We intend to enhance profitability at our existing sites by leveraging our broad operating platform and integrated systems. Our available capacity, centralized administrative functions and ability to leverage the fixed cost component of our branch costs provides significant profit growth potential as we continue to drive higher volume levels. We plan to increase revenues per vehicle by continuing to improve our service offerings.

Continue to invest in technology. We will continue to invest in and improve our technology infrastructure to expand our service offerings and improve our operating efficiencies. With our comprehensive portfolio of services, we are able to provide our customers with valuable, real-time information regarding their salvage disposition process, including inventory management data, salvage returns analysis and electronic data interchange of titling information.

Expand through selective acquisitions and greenfield sites. We expect to continue pursuing growth through a disciplined acquisition and greenfield expansion strategy in selected markets.

Recent Developments

The Transactions

On February 22, 2005, Axle Holdings, Axle Merger and IAAI entered into a merger agreement that provided for the merger of Axle Merger with and into IAAI, with IAAI continuing as the surviving corporation, which we refer to in this prospectus as the “merger.” Upon completion of the merger and related transactions, IAAI became a direct, wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso).

The following transactions occurred in connection with the merger:

•	approximately 11.8 million shares of IAAI’s outstanding common stock converted into the right to receive $28.25 per share in cash;

•	all outstanding options to purchase shares of IAAI’s common stock (other than certain options held by the continuing investors, i.e., Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley, which were exchanged into stock options of Axle Holdings) were canceled in exchange for payments in cash of $28.25 per underlying share, less the applicable option exercise price;

•	affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors contributed approximately $143.6 million in cash to the LLC, which in turn held all the outstanding shares of common stock of Axle Holdings immediately after the closing of the transactions;

•	the continuing investors exchanged stock options of IAAI with an aggregate spread value of approximately $3.3 million into stock options of Axle Holdings with an equivalent aggregate spread value;

•	Axle Merger entered into the senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon the completion of the merger, IAAI assumed Axle Merger’s obligations under such credit facilities, and all of IAAI’s domestic subsidiaries, Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp., guaranteed such credit facilities;

•	the LLC contributed to Axle Merger, through Axle Holdings, approximately $143.6 million in cash, representing the cash equity contribution by affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors;

•	IAAI Finance, the original issuer of the old notes, merged with and into IAAI, with IAAI, continuing as the surviving corporation; and

•	IAAI assumed IAAI Finance’s obligations under the old notes and all of IAAI’s domestic subsidiaries guaranteed the old notes on a senior unsecured basis at the time IAAI Finance merged with and into IAAI.

We used the net proceeds from these contributions and financings to: (i) fund the cash consideration payable to our shareholders and option holders under the merger agreement; (ii) repay any outstanding principal and accrued interest under our existing credit facility as of the closing of the merger; and (iii) pay related transaction fees and expenses.

Upon completion of the transactions, the equity of IAAI became privately held and our common stock subsequently was deregistered with the SEC and delisted from the NASDAQ Stock Market.

Our Structure

The chart below illustrates our ownership and corporate structure:

Our Sponsor

Kelso is a New York-based private investment firm founded in 1971 that specializes in acquisition transactions. Since 1980, Kelso has acquired 82 companies requiring total capital at closing of approximately $21.0 billion.

Our principal executive offices are located at Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154. Our telephone number is (708) 492-7000.

SUMMARY OF THE EXCHANGE OFFER

On April 1, 2005, IAAI Finance completed an offering of $150,000,000 aggregate principal amount of 11% Senior Notes due 2013, the old notes to which the exchange offer applies, to Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. or, collectively, the initial purchasers, in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On May 25, 2005, IAAI Finance merged with and into IAAI and IAAI assumed IAAI Finance’s obligations under the old notes. All of IAAI’s domestic subsidiaries guaranteed the old notes at the time IAAI Finance merged with and into IAAI. In connection with the initial purchasers’ purchase of the old notes, IAAI Finance agreed, among other things, to commence the exchange offer after the initial offering of the old notes. IAAI and the guarantors assumed this obligation in connection with the merger. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S.

The Exchange Offer

We are offering to exchange 11% Senior Notes due 2013 fully and unconditionally guaranteed by the guarantors, jointly and severally, for the old notes. The new notes will have been registered under the Securities Act. To exchange your old notes, you must properly tender them, and IAAI must accept them. IAAI will exchange all old notes that you validly tender and do not validly withdraw. We will cancel all old notes accepted for the exchange and issue new notes as soon as practicable after the expiration of the exchange offer. See “Exchange Offer—Terms of the Exchange Offer” and “Exchange Offer—Conditions.”

Resale of the New Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, if you are not a broker-dealer, the new notes (together with the related guarantees) you receive in this exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a “distribution,” as defined in the Securities Act, of the new notes; and

•	you are not an “affiliate,” within the meaning of Rule 405 of the Securities Act, of IAAI or any of the guarantors.

If any of these conditions are not satisfied and you transfer any new notes issued to you in this exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, may be deemed an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the new notes issued to it in this exchange offer in exchange for old notes that were acquired by that broker-dealer as a result of market-making or other trading activities. For more information, see “Exchange Offer—Resale of the New Notes.”

Any holder of old notes who:

•	is an affiliate of IAAI or any guarantor;

•	does not acquire new notes in the ordinary course of its business; or

•	tenders its old notes in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes, in the absence of an exemption from such requirements. See “Exchange Offer—Resale of the New Notes.”

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005, unless we decide to extend the expiration date, in which case the term “expiration date” means the latest date and time to which we extend this exchange offer. For more information, see “Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, including that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC. This exchange offer is not conditioned upon any minimum principal amount of the old notes being tendered. See “Exchange Offer—Conditions.”

Exchange Agent

Wells Fargo Bank, National Association, is serving as the exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the section “Exchange Offer—Exchange Agent.”

Procedures for Tendering Old Notes	If you wish to tender your old notes for new notes in this exchange offer, then before 5:00 p.m., New York City time, on the expiration date you must either:

•	transmit an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal which accompanies this prospectus, together with your old notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal;

•	if the old notes you own are held of record by The Depositary Trust Company, or DTC, in book-entry form and you are making delivery by book-entry transfer, deliver to the exchange agent (1) a timely confirmation of book-entry transfer of your old notes into the account of the exchange agent at DTC, and (2) a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program System, or ATOP, in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, will form a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your old notes and update your account to reflect the issuance of the new notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent; or

•	comply with the procedures described below under “Guaranteed Delivery Procedures.”

For more information, see “Exchange Offer—Procedures for Tendering,” “Exchange Offer—DTC Book-Entry Transfer” and “Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests, or if you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interests or old notes in the exchange offer, you should contact the person in whose name your book-entry interests or old notes are registered promptly and instruct that person to tender on your behalf. For more information, see “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and:

•	time will not permit your old notes or other required documents to reach the exchange agent by the expiration date; or

•	the procedure for book-entry transfer cannot be completed on time;

then you may tender your old notes by completing a notice of guaranteed delivery and complying with the guaranteed delivery procedures. For more information, see “Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date. For more information, see “Exchange Offer—Withdrawal of Tenders.”

Registration Rights Agreement

We have undertaken this exchange offer pursuant to the terms of the registration rights agreement we entered into with the initial purchasers of the old notes. We agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective within 180 days after the registration statement is filed with the SEC, and to consummate the exchange offer within 30 business days after the effective date of the registration statement.

To the extent that old notes are tendered and accepted in this exchange offer, the trading market for the old notes could be adversely affected.

Consequences of Failure to Exchange

If you do not tender your old notes or we reject your tender, your old notes will remain outstanding and will continue to be subject to the indenture and to the provisions in the indenture regarding the transfer and exchange of the old notes and the restrictions on transfer set forth in the legends on the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act. For more information, see “Exchange Offer—Consequences of Failure to Exchange.”

Material Federal Income Tax Considerations

We believe that the exchange of old notes for new notes will not be a taxable event for United States federal income tax purposes. For more information, see “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

SUMMARY OF TERMS OF THE NEW NOTES

The terms of the new notes are the same as the terms of the old notes, except that the new notes will be registered under the Securities Act. As a result, the new notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and liquidated damages provisions contained in the old notes. The new notes represent the same debt as the old notes. Both the old notes and the new notes are governed by the same indenture; however, the new notes will bear a different CUSIP number from the old notes and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Issuer

IAAI Finance was the issuer of the old notes. Upon consummation of Axle Merger’s merger with and into IAAI, IAAI Finance merged with and into IAAI and at such time IAAI assumed IAAI Finance’s obligations under the notes and the related indenture. Therefore, IAAI will be the issuer of the new notes.

Notes Offered	$150,000,000 aggregate principal amount of 11% Senior Notes due 2013

Maturity Date	April 1, 2013

Interest	11% per year

Interest Payment Dates	April 1 and October 1, beginning on April 1, 2006

Guarantees

The old notes are, and the new notes will be, guaranteed by IAAI’s existing domestic subsidiaries on a joint and several basis. In addition, any future domestic subsidiary of IAAI that guarantees any indebtedness of IAAI (other than immaterial indebtedness) will also guarantee the notes.

Ranking

The old notes are, and the new notes will be, IAAI’s unsecured senior obligations, ranked equally in right of payment with existing and future senior indebtedness of IAAI and senior in right of payment to future subordinated indebtedness of IAAI. In the event of a bankruptcy or insolvency, IAAI’s secured lenders will have a prior secured claim to any collateral securing the debt owed to them. The guarantees of the notes by IAAI’s domestic subsidiaries are senior unsecured obligations of such subsidiaries and rank equally in right of payment with existing and future senior indebtedness of such subsidiaries and senior in right of payment to future subordinated indebtedness of such subsidiaries. In the event of a bankruptcy or insolvency, such subsidiaries’ secured lenders will have a prior secured claim to any collateral securing the debt owed to them.

As of June 26, 2005, IAAI had total debt on a consolidated basis of $266.1 million, of which $116.1 million was secured, including $115.0 million under our senior credit facilities. There was an additional $47.7 million that was available for additional borrowings under the revolving portion of our senior credit facilities. See “Selected Historical Consolidated Financial Data” and “Risk Factors—Risks Related to the New Notes.”

Optional Redemption

IAAI may redeem the notes in whole or in part, at any time on or after April 1, 2009 at the redemption prices set forth in the “Optional Redemption—Description of Notes,” plus accrued and unpaid interest. In addition, at any time before April 1, 2008, IAAI can redeem up to 35% of the aggregate original principal amount of the notes with the net cash proceeds of one or more equity offerings at the redemption prices set forth in “Optional Redemption—Description of the Notes,” plus accrued and unpaid interest, as long as at least 65% of the aggregate principal amount of the notes originally issued under the indenture remains outstanding immediately following such redemption. See “Description of Notes—Optional Redemption.”

Change of Control Offer	If a change of control of IAAI occurs, IAAI must offer to purchase the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest.

Certain Covenants	The indenture governing the notes contains covenants limiting IAAI’s (and most or all of IAAI’s subsidiaries’) ability to:

•	borrow money;

•	incur liens;

•	pay dividends or make certain other restricted payments or investments;

•	issue disqualified stock (as defined in the indenture);

•	merge, consolidate or sell all or substantially all of our and our restricted subsidiaries’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends or other payments by our restricted subsidiaries;

•	sell certain assets and use proceeds from asset sales; and

•	create guarantees of indebtedness by restricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of Notes—Certain Covenants.”

Absence of a Public Market for the New Notes

The new notes generally will be freely transferable, but they will be new securities for which there will be no established market. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer or quotation system.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

Investing in the new notes involves risks. You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the “Risk Factors” for a discussion of risks that you should consider before deciding whether to invest in the new notes.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before you decide whether to exchange your old notes in the exchange offer. Additional risks and uncertainties not currently known to us, or that we currently consider not material, may also materially and adversely affect our business, financial condition, results of operations or our ability to meet our obligations under the notes.

Risks Related to the Notes

You may have difficulty selling the old notes that you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes and upon completion of the exchange offer you will not be entitled to any rights to have your old notes registered under the Securities Act. If you continue to hold any old notes after the exchange offer is completed, you may have trouble selling them because of the restrictions on transfer of the old notes.

You must comply with the procedures of the exchange offer in order to receive the new notes.

You are responsible for complying with all exchange offer procedures. You will only receive new notes in exchange for your old notes if, prior to the expiration date, you deliver the following to the exchange agent:

•	old notes or a book-entry confirmation of a book-entry transfer of the old notes into the exchange agent’s account at DTC;

•	the letter of transmittal (or a facsimile thereof), properly completed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

You should allow sufficient time to ensure that the exchange agent receives all required documents before the expiration date. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your old notes for exchange. See “The Exchange Offer.”

Our substantial leverage may impair our financial condition and prevent us from fulfilling our obligations under the notes.

We currently have a substantial amount of debt. As of June 26, 2005, our total debt on a consolidated basis was approximately $266.1 million, and we also had $47.7 million that was available for additional borrowings under the revolving portion of our senior credit facilities. As of June 26, 2005, our earnings were insufficient to cover fixed charges by $5.8 million. See “Selected Historical Consolidated Financial Information” for additional information.

Our substantial debt could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payments of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

Subject to specified limitations, the indenture governing the notes and the credit agreement governing our senior credit facilities permit us and our subsidiaries to incur substantial additional debt. If new debt is added to our and our subsidiaries’ current debt levels, the risks described in the previous risk factor could intensify. See “Description of Senior Credit Facilities” and “Description of Notes—Certain Covenants—Limitation on Indebtedness” for additional information.

Covenant restrictions under our indebtedness may limit our ability to operate our business.

The credit agreement governing our senior credit facilities and the indenture governing the notes will, and our future debt agreements may, contain covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Our senior credit facilities and the indenture restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money;

•	incur liens;

•	pay dividends or make certain other restricted payments or investments;

•	issue disqualified stock;

•	merge, consolidate or sell all or substantially all of our and our restricted subsidiaries’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends or other payments by our restricted subsidiaries;

•	sell certain assets and use proceeds from asset sales; and

•	create guarantees of other indebtedness by restricted subsidiaries.

In addition, our senior credit facilities require us to maintain specified financial ratios and satisfy certain financial condition tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our senior credit facilities and the indenture. If an event of default under our senior credit facilities occurs, the lenders could terminate all commitments to lend and elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If we were unable to pay such amounts, the lenders could proceed against the collateral pledged to them. We have pledged substantially all of our assets to the lenders under our senior credit facilities. If the lenders proceeded against the collateral, we cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less than the full amount you would be otherwise entitled to receive on the notes. See “Description of Senior Credit Facilities,” “Description of Notes—Certain Covenants—Limitation on Indebtedness” and “Description of Notes—Certain Covenants—Limitation on Liens” for additional information.

The notes and guarantees are not secured by any of our assets. Our senior credit facilities are secured by, and our bank lenders will have a prior claim on, substantially all of our assets.

The notes and the guarantees of the notes are not secured by any of our assets. However, our senior credit facilities are secured by a pledge of 100% of our stock and the stock of our existing and certain future domestic subsidiaries and substantially all our assets. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under those instruments will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt. Accordingly, the lenders under our senior credit facilities have a prior claim on our assets securing the debt owed to them, and it is possible that our remaining assets might be insufficient to satisfy your claims in full.

As of June 26, 2005, the aggregate amount of our and the guarantors’ secured indebtedness was approximately $116.1 million, and we also had $47.7 million that was available for additional borrowing under the revolving portion of our senior credit facilities. We are permitted to incur substantial additional secured indebtedness under the terms of the indenture. See “Description of Notes—Certain Covenants—Limitation on Indebtedness” and “Description of Notes—Certain Covenants—Limitation on Liens.”

We require a significant amount of cash to operate our business and to service our indebtedness, including the notes, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will continue to generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness or that our cash needs will not increase. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, the lenders under our revolving credit facility could elect to terminate their commitments and cease making further loans, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior credit facilities to avoid being in default. If we breach our covenants under our senior credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Senior Credit Facilities” and “Description of Notes.”

We may not be able to make the change of control offer required by the indenture.

Upon a change of control, as defined in the indenture, subject to certain conditions, we are required to offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The source of funds for that purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any change of control to make required repurchases of notes tendered. In addition, the terms of our senior credit facilities limit our ability to repurchase the notes and provide that certain change of control events will constitute an event of default under our senior credit facilities. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all the notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our other debt and the notes or that restrictions in our senior credit facilities and the indenture will not allow such repurchases. In addition, certain corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See “Description of Notes—Change of Control” and “Description of Senior Credit Facilities” for additional information.

Fraudulent transfer statutes may limit your rights as a holder of the notes.

Federal and state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	avoid all or a portion of our obligations to holders of the notes;

•	subordinate our obligations to holders of the notes to our other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes; and

•	take other action detrimental to holders of the notes, including invalidating the notes.

•	In that event, we cannot assure you that you would ever be repaid.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time the notes were issued, we:

(1) issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or

(2) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes; and

(a) were insolvent or were rendered insolvent by reason of the issuance of the notes;

(b) were engaged, or were about to engage, in a business or transaction for which our assets were unreasonably small; or

(c) intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as such debts mature.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes. To the extent that proceeds of the offering of the old notes were used to make payments to our former shareholders, a court could find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the debt represented by the notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they become due.

We cannot assure you what standard a court would apply in determining our solvency and whether it would conclude that we were solvent when we incurred our obligations under the notes.

Our obligations under the new notes will be guaranteed by all of our direct and indirect present and future domestic subsidiaries that guarantee material indebtedness. The guarantees may be subject to review under various laws for the protection of creditors. It is possible that creditors of the guarantors may challenge the guarantees as a fraudulent transfer or conveyance. The analysis set forth above generally would apply, except that the guarantees also could be subject to the claim that, because the guarantees were incurred for the benefit of IAAI, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor’s obligation under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the notes. In addition, the liability of each guarantor under the indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance or improper corporate distribution, and there can be no assurance as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

You cannot be sure that an active trading market will develop for the new notes.

The new notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the new notes on any national securities exchange or for quotation of the new notes on any automated dealer quotation system. A liquid or active trading market for the new notes may not develop. If an active trading market for the new notes does not develop, the market price and liquidity of the new notes may be adversely affected. If the new notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

The market price for the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may materially and adversely affect the value of the notes.

Risks Associated with the Exchange Offer

Any outstanding old notes after the consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of old notes after the consummation of the exchange offer may not be able to sell their old notes.

We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to register the old notes after the exchange offer. As a result, the old notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions.

If you fail to comply with the procedures for tendering old notes, your old notes may remain outstanding after the consummation of the exchange offer.

The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, or compliance with requirements for guaranteed delivery, a properly completed and executed letter of transmittal or an agent’s message, and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See “The Exchange Offer” and “Plan of Distribution.”

Risks Related to Our Company

Our operating results may fluctuate significantly.

Our operating results have in the past and may in the future fluctuate significantly depending on a number of factors. These factors include, but are not limited to, the actual cash value, or ACV, of salvage vehicles, changes in the market value of salvage vehicles, delays or changes in state title processing, mild weather conditions that cause fewer traffic accidents, changes in regulations governing the processing of salvage vehicles, the availability and quality of salvage vehicles and buyer attendance at salvage auctions. We are also dependent upon receiving a sufficient number of total-loss vehicles as well as recovered theft vehicles to sustain our profit margins. Factors that can affect the number of vehicles received include, but are not limited to, driving patterns, weather conditions, reduction of policy writing by insurance providers, which would affect the number of claims over a period of time, and changes in direct repair procedures that would reduce the number of newer, less damaged total-loss vehicles, which tend to have higher salvage values. Future decreases in the quality and quantity of vehicle inventory, and in particular the availability of newer and less damaged vehicles, could have a material adverse effect on our operating results and financial condition. Additionally, in the last few years there has been a declining trend in theft occurrences which reduces the number of stolen vehicles covered by insurance companies for which a claim settlement has been made. As a result of all the foregoing factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Furthermore, revenues for any future quarter are not predictable with any significant degree of accuracy, and our operating results may vary significantly due to our relatively fixed expense levels. Due to all of the foregoing factors, it is likely that in some future quarters our operating results will fall below the expectations of public market analysts and investors.

Competition in our industry is intense and, if we are unable to compete effectively, our financial results may be negatively affected.

We face intense competition for the supply of salvage vehicles as well as competition from processors of vehicles from other national and regional salvage pools. We may encounter further competition from existing competitors and new market entrants that are significantly larger and have greater financial and marketing resources. Other potential competitors include used car auction companies, providers of claims software to insurance companies, certain salvage buyer groups and insurance companies, some of which presently supply auto salvage to us. While most insurance companies have abandoned or reduced efforts to sell salvage vehicles without the use of service providers such as us, they may in the future decide to dispose of their salvage directly to end users. We may not be able to compete successfully against current or future competitors, which could impair our ability to grow and achieve or sustain profitability.

We depend on a limited number of key insurance companies to supply the salvage vehicles we sell at auction. A significant loss of or significant reduction in business with any of these suppliers could have a material adverse effect on our operating results and financial condition.

Historically, a limited number of insurance companies have supplied a substantial portion of our salvage units. For example, in 2004, the aggregate number of vehicles supplied by our three largest suppliers, State Farm, Zurich and GEICO, accounted for approximately 16%, 11% and 10%, respectively, of our total unit sales. Our agreements with our insurance company suppliers are generally subject to cancellation by either party upon 30 to 90 days’ notice. There can be no assurance that our existing agreements will not be cancelled or that we will be able to enter into future agreements with these suppliers. A loss or reduction in the number of vehicles from any of these suppliers, or adverse changes in the agreements or termination of these agreements, could have a material adverse effect on our operating results and financial condition.

In order to maintain our national presence, we incur a significant amount of fixed costs to provide our services to a small number of insurance company suppliers. We may not be able to realize sufficient revenues from these services to cover our costs, which could materially adversely affect our results of operations.

The provision of our services to insurance company suppliers on a national or regional basis through our nationwide network of facilities results in a significant amount of fixed costs, such as occupancy and labor costs. We may not realize sufficient revenue from these services to cover our expenses, in which case, our operating results and financial condition may be materially adversely affected.

Our business is dependent on information and technology systems. Failure to effectively maintain these systems could materially adversely affect our operating results and financial condition.

Our ability to provide cost-effective salvage vehicle processing solutions to our customers depends in part on our ability to effectively utilize technology to provide value-added services to our customers. We have implemented a new web-based operating system, which allows us to offer hybrid live/Internet auctions and to provide vehicle tracking systems and real-time status reports for our insurance company customers’ benefit, and to support and streamline vehicle registration and tracking, financial reporting, transaction settlement, vehicle title transfer and branch/headquarters communications. Our ability to provide the foregoing services depends on our capacity to store, retrieve and process data, manage significant databases, and expand and periodically upgrade our information processing capabilities. As we continue to grow, we will need to continue to make investments in new and enhanced information and technology systems. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our operating results and financial condition. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business. Although we have experienced no significant breaches of our network security by unauthorized persons, our systems may be subject to infiltration by unauthorized persons. If our systems or facilities were infiltrated and damaged by unauthorized persons, there could be a significant interruption to our ability to provide many of our electronic and web-based services to our customers. If that were to occur, it could have a material adverse effect on our operating results and financial condition.

We are subject to extensive governmental regulation. Failure to comply with laws or regulations could have a material adverse effect on our operating results and financial condition.

Our operations are subject to regulation, supervision and licensing under various federal, state and local agencies, statutes and ordinances. The acquisition and sale of totaled and recovered theft vehicles is regulated by state motor vehicle departments in each of the locations in which we operate. Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced salvage vehicle prices and decreased profitability for us. In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our auction and storage facilities. These zoning requirements vary from location to location. Failure to comply with present or future regulations or changes in existing regulations could have a material adverse effect on our operating results and financial condition.

We may be unsuccessful in pursuing our growth strategy of increasing vehicle sales at existing facilities, making acquisitions or completing greenfield expansions and may face significant challenges in integrating any acquisitions we do make, which could have a material adverse effect on our operating results and financial condition.

We may not be able to continue to grow revenues and profitability of our existing facilities or acquire new salvage auction facilities or build additional salvage auction facilities on terms economically favorable to us, or at all. In addition, we may be unsuccessful in expanding existing sites. Our ability to achieve these objectives is dependent on, among other things, the integration of new facilities and their information systems into our existing operations, the identification and lease of suitable premises and the availability of capital. There can be no assurance that this integration will occur, that suitable premises will be identified or that additional capital will be available to fund the expansion and integration of our business. Any delays or obstacles in this integration process could have a material adverse effect on our operating results and financial condition. Furthermore, we have limited sources of additional capital available for acquisitions, expansions and start-ups. Our ability to integrate and expand our facilities will depend on our ability to identify and obtain additional sources of capital. In the future, we will also be required to continue to improve our financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage our employee work force. The failure to improve these systems on a timely basis and to successfully expand, train and manage our work force could have a material adverse effect on our operating results and financial condition.

We may not successfully implement our business strategies.

We may not be able to fully implement our business strategies or realize our expected cost savings, in whole or in part or within the time frames anticipated. In addition, there can be no assurance that we will be able to correlate our higher levels of service with the payments we receive from our customers. Our cost savings, efficiency improvements and pricing strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Additionally, our business strategy may change from time to time. As a result, we may not be able to achieve our expected results of operations and our actual income and operating cash flow may be negatively affected.

The operation of our auction facilities poses certain environmental risks, which could adversely affect our operating results and financial condition.

Our operations are subject to federal, state and local environmental laws and regulations. In the salvage vehicle auction industry, large numbers of wrecked vehicles are stored at auction facilities for short periods of time. Minor spills of gasoline, motor oils and other fluids may occur from time to time at our facilities and may result in soil, surface water or groundwater contamination. Petroleum products and other hazardous materials are contained in aboveground or underground storage tanks located at certain of our facilities. Waste materials, such as waste solvents or used oils, are generated at some of our facilities and are disposed of as non-hazardous or hazardous wastes. We believe that we are in compliance in all material respects with applicable environmental regulations and do not anticipate any material capital expenditure for environmental compliance or remediation. While we have not incurred significant expenditures for preventive or remedial action with respect to contamination or the use of hazardous materials, environmental laws and regulation could become more stringent over time and we may be subject to significant compliance costs in the future. Future contamination at one or more of our facilities, or the potential contamination by previous users of certain acquired facilities, however, creates the risk that we could incur significant expenditures for preventive or remedial action, as well as potential liability arising as a consequence of hazardous material contamination, which could have a material adverse effect on our operating results and financial condition.

Our ability to operate our company successfully could be impaired if we fail to attract and retain key personnel.

Our success depends in large part on the performance of our executive management team and other key employees. If we lose one or more of our executive officers or key employees, our ability to operate our business and implement our business strategies successfully could be impaired. Even though we have employment agreements with certain of our executive officers, there can be no assurance that they will serve the term of their employment agreements or renew their employment agreements upon expiration. In addition, if we fail to attract other qualified personnel, our business prospects could be materially adversely affected.

Risks Relating to Our Relationship with Kelso

We are controlled by affiliates of Kelso, and their interests as equity holders may conflict with your interests as a holder of the notes.

Certain private equity funds affiliated with Kelso own substantially all of our equity. The Kelso affiliates are able to elect all of our directors, appoint new management and approve any action requiring the vote of our outstanding common stock, including amendments of our articles of incorporation, mergers, or sales of substantially all of our assets. The directors elected by the Kelso affiliates will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. The interests of our equity holders may not in all cases be aligned with your interests as a holder of the notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes.

THE TRANSACTIONS

On May 25, 2005, Axle Merger merged with and into IAAI, with IAAI continuing as the surviving corporation, and IAAI became a direct wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso). The following transactions occurred in connection with the merger:

•	Approximately 11.8 million shares of IAAI’s outstanding common stock were converted into the right to receive $28.25 per share in cash.

•	All outstanding options to purchase shares of IAAI’s common stock (other than certain options held by the continuing investors, which were exchanged into stock options of Axle Holdings) were canceled in exchange for payments in cash of $28.25 per underlying share, less the applicable option exercise price.

•	Affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors contributed approximately $143.6 million in cash to the LLC, which now holds all the outstanding shares of Axle Holdings.

•	The continuing investors exchanged stock options of IAAI with an aggregate spread value of approximately $3.3 million into stock options of Axle Holdings with an equivalent aggregate spread value. Each continuing investor sold or “cashed out” the remainder of its equity interest in IAAI in the merger. In addition, each continuing investor was awarded certain profit interests in the LLC that entitle the continuing investor to a portion of the future appreciation in the value of the assets of the LLC. As a result of these transactions, affiliates of Kelso (together with third party investors) hold, through the LLC, shares of common stock of Axle Holdings representing approximately 99.9% of the common stock of Axle Holdings on a primary basis and approximately 95.3% of the common stock of Axle Holdings on a fully diluted basis. Also, as a result of the transactions, the continuing investors hold fully vested options to purchase common stock of Axle Holdings representing in the aggregate approximately 4.7% of the common stock of Axle Holdings on a fully diluted basis. The continuing investors also control, through their ownership interests in the LLC, common stock of Axle Holdings representing, in the aggregate, less than 0.1% of the common stock of Axle Holdings.

•	Axle Merger entered into new senior secured credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon completion of the merger, IAAI assumed Axle Merger’s obligations under such credit facilities and all of IAAI’s domestic subsidiaries guaranteed these credit facilities.

•	IAAI Finance issued the old notes and, upon completion of the merger, IAAI assumed IAAI Finance’s obligations under the old notes and all of IAAI’s domestic subsidiaries guaranteed the old notes on a senior unsecured basis. Upon completion of the merger of Axle Merger with and into IAAI, IAAI Finance merged with and into IAAI, with IAAI continuing as the surviving corporation.

•	The LLC contributed to Axle Merger, through Axle Holdings, approximately $143.6 million in cash, representing the cash equity contribution by affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon, the continuing investors and certain third-party investors.

•	IAAI used the net proceeds from these contributions and financings to:

•	fund the cash consideration payable to its shareholders and option holders under the merger agreement;

•	repay the outstanding principal and accrued interest under its then existing credit facility; and

•	pay related transaction fees and expenses.

Upon completion of the transactions, the equity of IAAI became privately held and its common stock subsequently was deregistered with the SEC and delisted from the NASDAQ Stock Market.

EXCHANGE OFFER

General

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute this exchange offer), to exchange up to $150 million aggregate principal amount of our 11% Senior Notes due 2013, which are referred to in this prospectus as the old notes, for a like aggregate principal amount of our 11% Senior Notes due 2013, which are referred to in this prospectus as the new notes. In order to qualify for the exchange, old notes must be properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. This exchange offer is being made with respect to all of the old notes.

As of the date of this prospectus, $150.0 million aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about August 23, 2005 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to this exchange offer is subject to certain conditions set forth under “Purchasers Conditions” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Reasons for the Exchange Offer

We entered into a registration rights agreement with the initial purchasers in connection with the issuance of the old notes. The registration rights agreement provides that we will take the following actions at our expense, for the benefit of the holders of the old notes:

•	we will use our reasonable best efforts to file the exchange offer registration statement, of which this prospectus is a part. The new notes will have terms substantially identical in all material respects to the old notes except that the new notes will not contain transfer restrictions;

•	we will use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the date the registration is filed with the SEC, which will be February 19, 2006; and

•	we will keep the exchange offer open for at least 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders.

The holder of each old note surrendered in the exchange offer will receive a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the later of (1) the last interest payment date on which interest was paid on the old note surrendered or (2) if no interest has been paid on the old note, from April 1, 2005.

If we do not file the registration statement with the SEC by August 23, 2005, or the registration statement does not become effective within 180 days after the date the registration statement is filed with the SEC, or this exchange offer is not consummated within 30 business days after the registration statement becomes effective, we agreed to pay additional interest on the old notes.

Under some circumstances, we and the guarantors may be required to use our commercially reasonable efforts to file and cause to be declared effective, in addition to or in lieu of the exchange offer registration statement, a shelf registration statement covering resales of the old notes. If we and the guarantors fail to meet specified deadlines under the registration rights agreement, then we will be obligated to pay liquidated damages to holders of the old notes. See “—Registration Rights; Liquidated Damages.”

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Any holder may tender some or all of its old notes pursuant to the exchange offer. However, old notes may be tendered only in a minimum denomination of $1,000 and integral multiples of $1,000 above that.

The terms of the new notes will be the same as the terms of the old notes except that:

(1) the new notes will have been registered under the Securities Act and hence will not bear legends restricting their transfer; and

(2) the holders of the new notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the old notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture. Consequently, both series will be treated as a single class of debt securities under the indenture; however, the new notes will bear a different CUSIP number from the old notes and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes. For a description of the indenture, see “Description of Notes.”

The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $150.0 million aggregate principal amount of the old notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the old notes, or their legal representatives or attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

Holders of old notes do not have any appraisal or dissenters’ rights under the Illinois Business Corporation Act or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes and the registration rights agreement.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving and delivering the new notes to the tendering holders.

If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for such unaccepted old notes will be returned, without expense, to the tendering holder as soon as practicable after the expiration date of the exchange offer.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses” and “—Transfer Taxes.”

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on                     , 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing, of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes;

•	to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

We will provide oral or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer as soon as practicable to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of old notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

Notwithstanding any other term of this exchange offer, we will not be required to accept for exchange, or cause the exchange of any new notes for, any old notes, and may terminate or amend this exchange offer as provided in this prospectus before the acceptance of the old notes, if in our reasonable judgment:

•	the new notes to be received will not be tradeable by the holder without restriction under the Securities Act, the Exchange Act, or without material restriction under the blue sky or securities laws of substantially all of the states of the United States; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer which, in our sole judgment, might materially impair our ability to proceed with this exchange offer, or any material adverse development has occurred in any such existing action or proceeding with respect to us or any of our subsidiaries; or

•	any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us; or

•	any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of this exchange offer as contemplated by this prospectus.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “—Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to the holders. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as soon as practicable after the expiration or termination of this exchange offer.

We expressly reserve the right to amend or terminate this exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as soon as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act of 1939.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (l) refuse to accept any old notes and return all tendered old notes to the tendering holders, (2) to the extent permitted by applicable law, extend this exchange offer and retain all old notes tendered prior to the expiration date, subject, however, to the rights of holders to withdraw the old notes (see “—Withdrawal of Tenders”), or (3) waive the unsatisfied conditions with respect to this exchange offer and accept all properly tendered old notes which have not been withdrawn.

If we and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that we and the guarantors use commercially reasonable efforts to file a shelf registration statement to cover resales of the old notes by the holders thereof who satisfy specified conditions relating to the provision of information in connection with the shelf registration statement. See “—Registration Rights; Liquidated Damages.”

Interest on the New Notes

The new notes will bear interest from their date of issuance. Holders of old notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the new notes. All such interest will be paid with the first interest payment on the new notes on April 1, 2006. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the new notes.

Interest on the new notes will be payable semi-annually on each April 1 and October 1, commencing on April 1, 2006. For more information regarding the terms of the new notes, see “Description of the Notes.”

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to the exchange offer. Because all of the old notes are held in book-entry accounts maintained by the exchange agent at DTC, a holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program, or ATOP. To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain the holder’s acknowledgment of receipt of, and the holder’s agreement to be bound by and to make all of the representations contained in, the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of DTC and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal; or

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder of old notes must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the caption “—Exchange Agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder completing a letter of transmittal tenders less than all of its old notes, the tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If the old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution. Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to delivery the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use ATOP to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation that old notes have been transferred in the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under the caption “—Exchange Agent.” By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

•	any new notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the new notes;

•	if the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those new notes (see the caption “Plan of Distribution”); and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

DTC Book-Entry Transfer

The exchange agent has established an account with respect to the old notes at DTC for purposes of the exchange offer.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of the old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. For this purpose, “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible institution;

•	before 5:00 p.m., New York City time on the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered:

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under the caption “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may retender properly withdrawn old notes by following one of the procedures described under the caption “—Procedures for Tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the caption “—Exchange Agent.”

Exchange Agent

Wells Fargo Bank, National Association, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Mail:	By Registered or Certified Mail:	By Hand:

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Bldg.—12th Floor
6th & Marquette Avenue	P.O. Box 1517	608 2nd Avenue South
Minneapolis, Minnesota 55479	Minneapolis, Minnesota 55479	Minneapolis, Minnesota 55402

Attn: Reorg	Attn: Reorg	Attn: Reorg
(if by mail, registered or certified recommended)

By Facsimile:	To Confirm by Telephone:

(612) 667-6282	(800) 34-5128; or
Attn: Bondholder Communications	(612) 667-9764
Attn: Bondholder Communications

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above will not constitute a valid delivery of the letter of transmittal.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Fees and Expenses

We will bear the expense of soliciting tenders of the old notes. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone, electronically or in person by our and our affiliates’ officers and employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. Expenses incurred in connection with the exchange offer will be deferred and charged to expense over the term of the new notes.

Consequences of Failure to Exchange

Participation in this exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Holders of old notes who do not exchange their old notes for new notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering circular distributed in connection with the private offering of the old notes.

In general, holders may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, new notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the new notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the new notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the new notes:

•	may not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Upon completion of this exchange offer, holders of the notes will not be entitled to any further registration rights agreements, except under limited circumstances. See “—Registration Rights; Liquidated Damages”

Registration Rights; Liquidated Damages

If:

(1) we and the guarantors are not

(A) required to file the exchange offer registration statement; or

(B) permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of old notes:

(A) other than an initial purchaser, is prohibited by law or SEC policy from participating in the exchange offer;

(B) may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not available for such resales by such holder (other than, in either case, due solely to the status of such holder as an affiliate of us or any guarantor or due to such holder’s inability to make the representations referred to above); or

(C) is an initial purchaser and so requests with respect to notes that have the status of unsold allotments in an initial distribution, and notification thereof is given by such holder to us prior to the 20th business day following the consummation of the exchange offer, we and the guarantors will use all commercially reasonable efforts to file with the SEC a shelf registration statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

If a shelf registration statement is required, the issuer and the guarantors must use all commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises and cause the shelf registration statement to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If:

(1) we and the guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any such registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness, referred to as the effectiveness target date;

(3) we and the guarantors fail to consummate the exchange offer within 30 business days of the effectiveness target date with respect to the exchange offer registration statement; or

(4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the old notes during the periods specified in the registration rights agreement (each such event specified in clauses (1) through (4) above, a “registration default”),

then we and the guarantors will pay liquidated damages to each holder of old notes; provided, however, that (i) liquidated damages on the notes may not accrue under more than one of the foregoing clauses (1) through (4) at any one time; and (ii) such liquidated damages shall cease to accrue on the notes (a) upon the filing of the exchange offer registration statement or a shelf registration statement, in the case of clause (1) above, (b) upon the effectiveness of the exchange offer registration statement or a shelf registration statement, in the case of clause (2) above, (c) upon the exchange of new notes for all notes tendered, in the case of clause (3) above, or (d) upon the effectiveness of a shelf registration statement or the exchange offer registration statement that has ceased to be effective or usable, in the case of clause (4) above. Without limiting the foregoing, liquidated damages with respect to a failure to file, failure to cause to become effective or failure to maintain the effectiveness of a shelf registration statement shall cease to accrue upon the consummation of the exchange offer in the case of a shelf registration statement required to be filed due to failure to consummate the exchange offer within the required period of time.

With respect to the first 12-week period immediately following the occurrence of the first registration default, liquidated damages will be paid in an amount equal to 0.25% per annum of the principal amount of the old notes. The amount of the liquidated damages will increase by an additional 0.25% per annum with respect to each subsequent 12-week period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 1.0% per annum of the principal amount of the old notes.

All accrued liquidated damages will be paid by us and the guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or, if no such accounts have been specified, at any office of ours or any agency designated by us. We have designated the corporate trust office of the Wells Fargo Bank, National Association to act as our agent in such matters. The location of the corporate trust office is MAC N9303-110, Sixth and Marquette Avenue, Minneapolis, Minnesota 55479. We, however, reserve the right to pay liquidated damages to holders by check mailed directly to holders at their registered addresses.

Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Holders of notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring notes, a holder will be deemed to have agreed to indemnify us and the guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Resale of the New Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that the new notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any new note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such new notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	cannot rely on the position of the staff of the SEC enunciated in “Exxon Capital Holdings Corporation” (available May 13, 1989), “Morgan Stanley & Co. Incorporated” (available June 5, 1991), “Shearman & Sterling” (available July 2, 1993) or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes pursuant to this exchange offer, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Other

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will receive no cash proceeds from the exchange of old notes pursuant to this exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange a like principal amount of old notes. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

Our net proceeds from the sale of the old notes (after deducting the initial purchasers’ discounts and commissions and after any expenses payable by us) were approximately $144.5 million. We used the net proceeds from the offering of the old notes, together with the borrowings under our senior credit facilities and the proceeds of the sale of interests in the LLC:

•	to fund the cash consideration payable in connection with the merger to old shareholders and optionholders of IAAI;

•	to repay certain indebtedness and pay accrued interest and related prepayment premiums;

•	to pay fees and expenses related to the transactions; and

•	for working capital purposes.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of June 26, 2005. You should read this information in conjunction with the “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and IAAI’s audited and unaudited consolidated financial statements and accompanying notes thereto, in each case appearing elsewhere in this prospectus.

As of June 26, 2005
(in thousands)
Cash and cash equivalents	$20,185

Debt:

Senior credit facilities:
Revolving credit facility (1)	—
Term loan facility	115,000
Other debt (2)	1,062
11% Senior Notes due 2013	150,000

Total debt	266,062
Total shareholders’ equity	145,430

Total capitalization	$411,492

(1)	Our senior credit facilities provide for up to $50.0 million of revolving borrowings. As of June 26, 2005, we had $47.7 million available for borrowing under the revolving portion of our senior credit facilities.
(2)	As of June 26, 2005, our other debt consisted of capital lease obligations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data as of December 28, 2003 and December 26, 2004 and for the fiscal years ended December 29, 2002, December 28, 2003 and December 26, 2004 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2000, December 30, 2001 and December 29, 2002 and for the fiscal years ended December 31, 2000 and December 30, 2001 have been derived from our audited consolidated financial statements and related notes not included in this prospectus. The selected historical consolidated financial data as of and for the six months ended June 27, 2004 (predecessor), the period December 27, 2004 through May 25, 2005 (predecessor) and the period May 26, 2005 through June 26, 2005 (successor) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance, and results of operations for the six month periods ended June 27, 2004 (predecessor), the period December 27, 2004 through May 25, 2005 (predecessor) and the period May 26, 2005 through June 26, 2005 (successor) are not necessarily indicative of our results of operations for the full years. The unaudited selected historical consolidated financial data reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows at the end of and for the periods presented.

The merger transactions resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The predecessor financial data for periods ending on or prior to May 25, 2005, generally will not be comparable to the successor financial data for periods after that date. The merger resulted in IAAI having an entirely new capital structure, which results in significant differences between predecessor and successor in the equity sections of the statements. In addition, the successor incurred debt issuance costs and $265.0 million of debt in connection with the merger. As a result, interest expense and debt will not be comparable. We have made certain adjustments to increase or decrease the carrying amount of assets and liabilities to their fair value as of the merger date as a result of preliminary estimates and certain assumptions we believe are reasonable, which, in a number of instances, has resulted in changes to amortization and depreciation expense amounts. The final appraisals are not yet complete, and thus we have not yet completed our allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods.

You should read the selected historical consolidated financial data set forth below in conjunction with “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Predecessor													Successor
	Year ended									Six Months Ended June 27, 2004		Dec. 27, 2004 - May 25, 2005		May 26 - June 26, 2005
	December 31, 2000		December 30, 2001	December 29, 2002		December 28, 2003		December 26, 2004
										(unaudited)		(unaudited)		(unaudited)
Statement of Operations Data:
Revenues:
Fee income	$132,318		$154,563	$162,845		$169,687		$208,743		$101,841		$103,203		$19,242
Vehicle sales	200,858		138,427	71,352		39,963		31,436		15,352		17,242		3,119

Total revenues	333,176		292,990	234,197		209,650		240,179		117,193		120,445		22,361
Cost of sales:
Branch cost	102,791		122,867	125,530		135,157		157,297		77,993		72,554		14,481
Vehicle cost	183,404		131,683	65,463		35,301		26,694		13,171		14,640		2,652

Total cost of sales	286,195		254,550	190,993		170,458		183,991		91,164		87,194		17,133

Gross profit	46,981		38,440	43,204		39,192		56,188		26,029		33,251		5,228
Operating (income) expense:
Selling, general and administrative	24,315		32,182	27,711		30,225		34,978		16,837		15,822		3,400
Loss (gain) on sale of property and equipment	—		—	(104)		54		301		(19)		(896)		17
Business transformation costs	—		3,451	8,067		3,902		—		—		—		—
Merger costs	—		—	—		—		—		—		15,741		5,021
Special charges	4,772		8,016	—		—		—		—		—		—

Earnings (loss) from operations	17,894		(5,209)	7,530		5,011		20,909		9,211		2,584		(3,210)
Other (income) expense:
Interest expense	1,833		1,788	678		1,505		1,572		887		567		2,642
Other income	(1,717)		(1,025)	(171)		(130)		(67)		(22)		(2,442)		(41)

Earnings (loss) before income tax	17,778		(5,972)	7,023		3,636		19,404		8,346		4,459		(5,811)
Income taxes	7,289		(1,612)	3,015		1,304		7,139		3,390		4,899		(1,311)

Net earnings (loss)	$10,489		$(4,360)	$4,008		$2,332		$12,265		$4,956		$(440)		$(4,500)

Other Financial Data:
Depreciation and amortization	$9,641		$10,649	$9,901		$10,661		$12,985		6,522		5,464		1,859
Capital expenditures	12,246		20,765	15,241		16,343		28,717		11,105		8,221		1,612
Ratio of earnings to fixed charges(1)	4.3	x	—	1.9	x	1.4	x	3.0	x	2.7	x	2.1	x	—

Balance Sheet Data (at period end):
Cash and cash equivalents	$30,938		$24,467	$10,027		$15,486		$13,325		$17,628		$—		$20,185
Total assets	265,707		278,204	259,650		287,793		305,460		292,591		—		530,309
Total debt (including current portion of long-term debt)	20,178		20,143	4,009		29,147		24,642		23,981		—		266,062
Total shareholders’ equity	187,741		188,994	194,102		189,086		202,651		194,807		—		145,430

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings (loss) before income taxes plus fixed charges. Fixed charges include interest expense, including amortization of debt issuance costs, and the portion of operating rental expense which management believes is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $5,972 for the year ended December 30, 2001 (predecessor). Earnings were insufficient to cover fixed charges by $5,811 for the period May 26, 2005 through June 26, 2005 (successor).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 26, 2005 and the year ended December 26, 2004 give effect to the transactions as if the transactions had occurred as of December 28, 2003. The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable, and are described in the accompanying notes. The pro forma statements should not be considered indicative of actual results that would have been achieved had the transactions been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with “Exchange Offer,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

On May 25, 2005, Axle Merger merged with and into IAAI, with IAAI continuing as the surviving corporation. Upon completion of the merger and related transactions, IAAI became a direct wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso).

The following transactions occurred in connection with the merger:

•	approximately 11.8 million shares of IAAI’s outstanding common stock converted into the right to receive $28.25 per share in cash;

•	all outstanding options to purchase shares of IAAI’s common stock (other than certain options held by the continuing investors, i.e., Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley, which were exchanged into stock options of Axle Holdings) were canceled in exchange for payments in cash of $28.25 per underlying share, less the applicable option exercise price;

•	affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors contributed approximately $143.6 million in cash to the LLC, which in turn held all the outstanding shares of common stock of Axle Holdings immediately after the closing of the transactions;

•	the continuing investors exchanged stock options of IAAI with an aggregate spread value of approximately $3.3 million into stock options of Axle Holdings with an equivalent aggregate spread value;

•	Axle Merger entered into senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon the completion of the merger, IAAI assumed Axle Merger’s obligations under such credit facilities, and all of IAAI’s domestic subsidiaries, Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp., guaranteed such credit facilities;

•	the LLC contributed to Axle Merger, through Axle Holdings, approximately $143.6 million in cash, representing the cash equity contribution by affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors;

•	IAAI Finance, the issuer of the old notes, merged with and into IAAI with IAAI continuing as the surviving corporation; and

•	IAAI assumed IAAI Finance’s obligations under the notes and all of IAAI’s domestic subsidiaries guaranteed the notes on a senior unsecured basis at the time IAAI Finance merged with and into IAAI.

We used the net proceeds from these contributions and financings to: (i) fund the cash consideration payable to our shareholders and option holders under the merger agreement; (ii) repay outstanding principal and accrued interest under our then-existing credit facility as of the closing of the merger; and (iii) pay related transaction fees and expenses.

The acquisition was accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations.” The pro forma adjustments and allocation of purchase price are preliminary and are based on management’s estimates of the fair value of the assets we acquired and the liabilities that we assumed. These adjustments and purchase price allocations may change upon finalization of appraisals and other valuation studies.

Unaudited Pro Forma Statement of Operations Data

For the Year Ended December 26, 2004

(in thousands)

	Historical	Adjustments		Pro Forma
Revenues:
Fee income	$208,743	$—		$208,743
Vehicle sales	31,436	—		31,436

Total revenues	240,179	—		240,179
Cost of sales:
Branch cost	157,297	—		157,297
Vehicle cost	26,694	—		26,694

Total cost of sales	183,991	—		183,991

Gross profit	56,188	—		56,188

Operating expense:
Selling, general and administrative	34,978	9,180	(a)(b)(c)	44,158
Loss (gain) on sale of property and equipment	301	—		301
Business transformation costs	—	—		—

Earnings from operations	20,909	(9,180)		11,729
Other (income) expense:
Interest expense	1,572	23,773	(d)	25,345
Other income	(67)	—		(67)

Earnings (loss) before income taxes	19,404	(32,953)		(13,549)
Provision (benefit) for income taxes	7,139	(12,193	)(e)	(5,054)

Net earnings (loss)	$12,265	$(20,760)		$(8,495)

See accompanying Notes to Unaudited Pro Forma Statement of Operations Data

Unaudited Pro Forma Statement of Operations Data

For the Six Months Ended June 26, 2005

(in thousands)

	Predecessor Historical	Successor Historical	Adjustments		Pro Forma
Revenues:
Fee income	$103,203	$19,242	$—		$122,445
Vehicle sales	17,242	3,119	—		20,361

Total revenues	120,445	22,361	—		142,806
Cost of sales:
Branch cost	72,554	14,481	—		87,035
Vehicle cost	14,640	2,652	—		17,292

Total cost of sales	87,194	17,133	—		104,327

Gross profit	33,251	5,228	—		38,479
Operating expense:
Selling, general and administrative	15,822	3,400	3,616	(b)(c)	22,838
Loss (gain) on sale of property and equipment	(896)	17	—		(879)
Merger costs	15,741	5,021	—		20,762

Earnings from operations	2,584	(3,210)	(3,616)		(4,242)
Other (income) expense:
Interest expense	567	2,642	8,880	(d)	12,089
Other income	(2,442)	(41)	—		(2,483)

Earnings (loss) before income taxes	4,459	(5,811)	(12,496)		(13,848)
Provision (benefit) for income taxes	4,899	(1,311)	(4,624	)(e)	(1,036)

Net earnings (loss)	$(440)	$(4,500)	$(7,872)		$(12,812)

See accompanying Notes to Unaudited Pro Forma Statement of Operations Data

Notes to Unaudited Pro Forma Statements of Operations Data

(dollars in thousands)

(a)	Reflects the elimination of the amortized gain on the post-retirement benefit plan of $224.

(b)	Reflects the adjustment to selling, general and administrative expense for the annual monitoring fee of $500 that we are required to pay to Kelso following the closing of the transactions.

(c)	Reflects the adjustment to amortization of intangible expense for purchase accounting adjustments to finite-lived identified intangible assets. We expect to amortize the fair value of the finite-lived identified intangible assets of approximately $134.8 million on a straight-line basis over the following estimated useful lives: supplier relationships—20 years; trade names—15 years; software—6 years; covenants not to compete—12 to 18 months.

(d)	Represents pro forma interest expense resulting from our new capital structure using, in the case of revolving and term loan borrowings, an assumed LIBOR rate of 3.45% as follows:

	Year ended December 26, 2004	Six Months ended June 26, 2005
Cash interest expense:
Revolver (1)	$—	$—
Term loan (2)	7,130	3,565
Senior notes (3)	16,500	8,250
Commitment fee (4)	250	125
Existing debt (5)	232	116

Total cash interest expense	24,112	12,056
Amortization of discount on notes offered hereby	—	—
Amortization of capitalized debt issuance costs (6)	1,233	617
Pro forma interest expense	25,345	12,673
Less historical interest expense, net	(1,572)	(3,793)

Total pro forma interest expense adjustment	$23,773	$8,880

(1)	Reflects pro forma interest expense on our new revolving credit facility at an assumed interest rate of LIBOR plus 2.50% on an average outstanding balance of $0.0 million.
(2)	Reflects pro forma interest expense on the term loan facility at an assumed interest rate of LIBOR plus 2.75%.
(3)	Reflects pro form interest expense on the senior notes at an assumed fixed interest rate of 11.00%.
(4)	Reflects commitment fees of 0.50% on the average available balance under the revolving credit facility.
(5)	Reflects historical cash interest expense on existing debt that is not being refinanced (capital leases).
(6)	Reflects non-cash amortization of capitalized debt issuance costs. These costs are amortized over the term of the related debt. A 0.125% change in the interest rates on the amount of outstanding indebtedness under the senior credit facility would change the pro forma interest by:

	Year ended December 26, 2004	Six Months ended June 26, 2005

Revolver	—	—
Term Loan	144	72

Total	144	72

(e)	Reflects the tax effect of the pro forma adjustments, based on the effective tax rate in 2004 of 37%.

	Year ended December 26, 2004	Six Months ended June 26, 2005
Earnings before income taxes	$(32,953)	$(12,496)
Tax effective rate of 37%	(12,193)	(4,624)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data,” the “Unaudited Pro Forma Consolidated Financial Information,” the consolidated financial statements and notes thereto, and the unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, management. Our actual results could differ materially from those discussed in or implied by forward-looking statements for various reasons including those discussed in “Risk Factors” and “Forward-Looking Information.”

Overview

We provide insurance companies and other vehicle suppliers cost-effective salvage processing solutions principally on a consignment basis. The consignment method includes both a percentage of sale and fixed fee basis. Under the percentage of sale and fixed fee consignment methods, the vehicle is not owned by us and only the fees associated with processing the vehicle are recorded as revenue. The percentage of sale consignment method offers potentially increased profits over fixed fee consignment by providing incentives to both ourselves and the salvage provider to invest in vehicle enhancements, thereby maximizing vehicle selling prices. The proceeds from the sale of the vehicle itself are not included in revenue. We also, on a very limited basis, sometimes acquire vehicles via purchase. Under the purchase method, the vehicle is owned by us, and the proceeds from the sale of the vehicle are recorded as revenue.

Our operating results are subject to fluctuations, including quarterly fluctuations, that can result from a number of factors, some of which are more significant for sales under the purchase method. The discussion in this section contains forward-looking statements that are based on beliefs of our management, as well as assumptions made by, and information currently available to, management. Our actual results could differ materially from those discussed or implied herein. Refer to the section “Risk Factors” for a further discussion of some of the factors that affect or could affect our business, operating results and financial condition.

On February 22, 2005, IAAI entered into a merger agreement with Axle Merger and Axle Holdings. On May 25, 2005, Axle Merger merged with and into IAAI, with IAAI continuing as the surviving corporation, and IAAI became a direct wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso). The following transactions occurred in connection with the merger:

•	Approximately 11.8 million shares of IAAI’s outstanding common stock were converted into the right to receive $28.25 per share in cash.

•	All outstanding options to purchase shares of IAAI’s common stock (other than certain options held by the continuing investors, which were exchanged into stock options of Axle Holdings) were canceled in exchange for payments in cash of $28.25 per underlying share, less the applicable option exercise price.

•	Affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors contributed approximately $143.6 million in cash to the LLC, which now holds all the outstanding shares of Axle Holdings.

•	The continuing investors exchanged stock options of IAAI with an aggregate spread value of approximately $3.3 million into stock options of Axle Holdings with an equivalent aggregate spread value.

•	Axle Merger entered into new senior secured credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon completion of the merger, IAAI assumed Axle Merger’s obligations under such credit facilities and all of IAAI’s domestic subsidiaries guaranteed these credit facilities.

•	IAAI Finance issued the old notes and, upon completion of the merger, IAAI assumed IAAI Finance’s obligations under the old notes and all of IAAI’s domestic subsidiaries guaranteed the old notes on a senior unsecured basis. Upon completion of the merger of Axle Merger with and into IAAI, IAAI Finance merged with and into IAAI, with IAAI continuing as the surviving corporation.

•	The LLC contributed to Axle Merger, through Axle Holdings, approximately $143.6 million in cash, representing the cash equity contribution by affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, the continuing investors and certain third-party investors.

•	IAAI used the net proceeds from these contributions and financings to:

•	fund the cash consideration payable to its shareholders and option holders under the merger agreement;

•	repay the outstanding principal and accrued interest under its then existing credit facility; and

•	pay related transaction fees and expenses.

We accounted for the transactions using the purchase method of accounting and, accordingly, our financial data in respect of reporting periods subsequent to May 25, 2005, or successor periods, reflect the purchase method of accounting.

Significant Items Affecting Comparability

The merger transactions resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The predecessor financial data for periods ending on or prior to May 25, 2005, generally will not be comparable to the successor financial data for periods after that date. The merger resulted in IAAI having an entirely new capital structure, which results in significant differences between predecessor and successor in the equity sections of the financial statements. In addition, the successor incurred debt issuance costs and $265.0 million of debt in connection with the merger. As a result, interest expense and debt will not be comparable between the predecessor and the successor. We have made certain adjustments to increase or decrease the carrying amount of assets and liabilities to their fair values as of the merger date as a result of preliminary estimates and certain assumptions we believe are reasonable, which, in a number of instances, has resulted in changes to amortization and depreciation expense amounts. The final appraisals are not yet complete, and thus we have not yet completed our allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods.

Acquisitions and New Operations

Since 1991, we have grown through a series of acquisitions and opening of new sites and currently we have a total of 80 sites. In 2005, we acquired branches in Altoona, Pennsylvania and Charleston, South Carolina and opened new operations in Jacksonville, Florida.

Results of Operations

The following table sets forth our results of operations for (1) the quarter ended June 26, 2005 and the quarter ended June 27, 2004, and (2) the six months ended June 26, 2005 and the six months ended June 27, 2004. The results for the quarter and for the six months ended June 26, 2005 set forth the combined successor and predecessor revenues, cost of sales, operating expense, other (income) expense and income taxes for the three months and six months ended June 26, 2005.

	Three Months ended		Six Months ended
	June 26, 2005	June 27, 2004	June 26, 2005	June 27, 2004
	(unaudited) (dollars in thousands)
Revenues:
Fee income	$61,344	$51,777	$122,445	$101,841
Vehicle sales	10,518	8,225	20,361	15,352

	71,862	60,002	142,806	117,193
Cost of sales:
Branch cost	44,358	39,598	87,035	77,993
Vehicle cost	8,827	7,187	17,292	13,171

	53,185	46,785	104,327	91,164

Gross profit	18,677	13,217	38,479	26,029
Operating expense:
Selling, general and administrative	9,173	8,357	19,222	16,837
Loss (gain) on sale of property and equipment	(847)	(18)	(879)	(19)
Merger costs	19,529	—	20,762	—

	27,855	8,339	39,105	16,818
Earnings (loss) from operations	$(9,178)	$4,878	$(626)	$9,211

Other (income) expense:
Interest expense	2,790	410	3,209	887
Other income	(2,452)	(11)	(2,483)	(22)

Earnings (loss) before taxes	(9,516)	4,479	(1,352)	8,346
Income taxes	445	1,824	3,588	3,390

Net earnings (loss)	$(9,961)	$2,655	$(4,940)	$4,956

Three Months Ended June 26, 2005 Compared to the Three Months Ended June 27, 2004

Revenues were $71.9 million for the three months ended June 26, 2005, up from $60.0 million for the same three month period in 2004. Fee income in the second quarter increased 18% to $61.3 million, versus $51.8 million in the second quarter of last year due to more favorable pricing and an increase in volumes sold.

Cost of sales increased $6.4 million to $53.2 million for the three months ended June 26, 2005, versus $46.8 million for the same period last year. Vehicle cost of $8.8 million was $1.6 million more than the $7.2 million incurred in the second quarter of 2004. Branch cost including depreciation of $44.4 million increased $4.8 million from $39.6 million for the same period last year. This increase was primarily the result of higher volumes of vehicles processed for the quarter and higher per unit tow costs.

Gross profit increased 42% to $18.7 million for the three months ended June 26, 2005, from $13.2 million for the same period in 2004.

Selling, general and administrative expense, including depreciation and amortization, of $9.2 million increased $0.8 million, or 10%, from the $8.4 million of expense incurred during the second quarter of last year. This increase is related to the additional $0.8 million of amortization related to the intangibles arising from the merger.

Merger costs for the three months ended June 26, 2005 of $19.5 million are primarily related to $7.7 million in legal and advisory fees, $5.0 million in management fees, $4.1 million in stock compensation and other compensation triggered by the transaction, $0.8 million of insurance costs and $1.9 million net interest on bond indebtedness incurred in connection with the merger transactions.

Interest expense for the three months ended June 26, 2005 increased to $2.8 million from $0.4 million in the second quarter of 2004. This increase is primarily attributable to $2.7 million of interest incurred on $150.0 million of 11% Senior Notes due 2013 and a new $115.0 million term loan with a seven year maturity and $0.1 million attributable to the prior senior credit facility. The senior notes and our new senior credit facilities, including the term loan, are described in “—Financial Condition and Liquidity” below.

Income taxes for the three months ended June 26, 2005 of $0.4 million are based on an effective rate for the period of (4.7)%. This quarterly rate is based on effective rate calculations made for the predecessor and successor periods. The difference from the statutory rate was attributable to expenses incurred in connection with the merger that are not deductible for tax purposes. Income taxes for the three months ended June 27, 2004 of $1.8 million were based on the Company’s expected effective rate of 40.7% for the fiscal year ended December 26, 2004.

Six Months Ended June 26, 2005 Compared to the Six Months Ended June 27, 2004

Revenues were $142.8 million for the six months ended June 26, 2005, up from $117.2 million for the six month period ended June 27, 2004. Fee income increased to $122.4 million versus $101.8 million for the six month period ended June 27, 2004 due to more favorable pricing and an increase in volume sold.

Cost of sales increased $13.1 million to $104.3 million for the six months ended June 26, 2005, versus $91.2 million for the same period last year. Vehicle cost of $17.3 million was $4.1 million more than the $13.2 million incurred in the six months ending June 27, 2004. Branch cost including depreciation of $87.0 million increased $9.0 million from $78.0 million for the same period last year. This increase was primarily the result of increased volumes and higher per unit tow costs.

Gross profit increased 48% to $38.5 million for the six months ended June 26, 2005, from $26.0 million for the comparable period in 2004.

Selling, general and administrative expense, including depreciation and amortization, of $19.2 million increased 14.3% from last year’s amount of $16.8 million. This increase is primarily due to performance based bonus accruals and $1.2 million of amortization related to the intangibles recorded as part of the merger transaction.

Merger costs for the six months ended June 26, 2005 of $20.8 million are primarily related to $9.0 million in legal and advisory fees, $5.0 million in management fees, $4.1 million in change of control payments, $0.8 million of insurance costs and $1.9 million net interest on bond indebtedness incurred in connection with the merger transactions.

Interest expense of $3.2 million for the six months ended June 26, 2005, increased $2.3 million from $0.9 million for the comparable period in 2004. This increase is primarily attributable to $2.7 million of interest incurred on $150.0 million of 11% Senior Notes due 2013 and a new $115.0 million term loan with a seven year maturity, and $0.5 million attributable to the prior senior credit facility. The senior notes and our new senior credit facilities, including the term loan, are described in “—Financial Condition and Liquidity” below. Interest expense for the six months ended June 27, 2004 was attributable to the prior credit facility.

Income taxes for the six months ended June 26, 2005 of $3.6 million are based on an effective tax rate of (265.4)%. This rate is based on effective rate calculations made for the predecessor and successor periods. The difference from the statutory rate was attributable to expenses incurred in connection with the merger that are not deductible for tax purposes. Income taxes for the six months ended June 27, 2004 of $3.4 million were based on the Company’s expected effective rate of 40.7% for the fiscal year ended December 26, 2004.

Year Ended December 26, 2004 Compared with the Year Ended December 28, 2003

Revenues increased 15% to $240.2 million for the year ended December 26, 2004, from $209.7 million in 2003. The increase in revenues was primarily due to a higher volume of vehicles sold and a higher average selling price for vehicles sold at auction. The $8.5 million or 21% decline in vehicle sales was primarily related to our shift away from vehicles sold under the purchase method. Vehicles sold under the purchase method accounted for less than 4% of the total vehicles sold in 2004, versus approximately 6% in 2003. Fee income for 2004 increased 23% to $208.7 million versus $169.7 million in 2003. Fee income increased primarily due to higher unit volumes.

Cost of sales increased $13.5 million to $184.0 million for the year ended December 26, 2004, versus $170.5 million for last year. Vehicle cost of $26.7 million decreased $8.6 million in 2004 from $35.3 million in 2003. This decrease was primarily related to our shift away from vehicles sold under the purchase method. Branch cost of $157.3 million increased $22.1 million in 2004 from $135.2 million in 2003. Branch cost includes tow, office and yard labor, occupancy, depreciation and other costs inherent in operating the branches. New branches opened in 2004 account for approximately $1.7 million of additional branch costs. Excluding the impact of new branches, branch costs increased $20.4 million primarily due to increased volumes and increases in towing, performance-based bonus and insurance expense.

Gross profit of $56.2 million for the year ended December 26, 2004 increased $17.0 million, or 43%, from $39.2 million for 2003.

Selling, general and administrative expense of $35.0 million in 2004 was $4.8 million more than the expense of $30.2 million in 2003. This increase was primarily due to performance-based bonus expense, costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002, and higher depreciation expense associated with the implementation of our new information technology system. Professional services expenses related to the audit and compliance with Sarbanes-Oxley were $1.9 million in 2004. Amortization of intangible assets is now included within this category of expense and amounted to $0.6 million in 2004 and $0.5 million in 2003.

Loss on sale of property and equipment increased to $0.3 million in 2004. The loss primarily relates to a $0.8 million loss on the exit of the Woodinville facility which was partially offset by a $0.5 million gain on the sale of the South Boston facility.

There were no business transformation costs for the year ended December 26, 2004, versus $3.9 million for last year. Business transformation costs included expenses related to data base conversions, training, and other activity related to the rollout of our new information technology system.

Interest expense of $1.6 million for the year ended December 26, 2004 increased $0.1 million from $1.5 million for 2003. On March 19, 2004, we entered into a second amended and restated credit agreement with our lenders, which is described in “—Financial Condition and Liquidity” below. At December 26, 2004, the outstanding balance related to the term loan with our lenders was $16.9 million and $6.0 million related to the revolver. At December 26, 2004, the interest rate on the term loan was 5.4%.

Income tax expense for the year 2004 was $7.1 million, an increase of $5.8 million from the income tax expense of $1.3 million for 2003. Our effective tax rates for the years 2004 and 2003 was 37% and 36%, respectively.

Our net earnings for fiscal year 2004 was $12.3 million, an increase of $10.0 million from our net earnings of $2.3 million for fiscal year 2003.

Year Ended December 28, 2003 Compared with the Year Ended December 29, 2002

Revenues decreased 10% to $209.7 million for the year ended December 28, 2003, from $234.2 million in 2002. The decline in revenues was primarily due to our continued shift away from vehicles sold under the purchase method. Under the purchase method, the entire purchase price of the vehicle is recorded as revenue compared to only recording the fees collected on the sale of a vehicle under the lower risk consignment fee based arrangements. Vehicles sold under the purchase method accounted for less than 6% of the total vehicles sold in 2003, versus approximately 10% in 2002. Fee income for 2003 increased 4% to $169.7 million versus $162.8 million in 2002. Fee income increased primarily due to higher unit volumes.

Cost of sales decreased $20.5 million to $170.5 million for the year ended December 28, 2003, versus $191.0 million for 2002. Vehicle cost of $35.3 million in 2003 was $30.2 million less than the $65.5 million reported in 2002. This decrease is primarily related to our shift away from vehicles sold under the purchase method. Branch cost of $135.2 million increased $9.7 million in 2003 from $125.5 million in 2002. New branches opened in 2003 account for approximately $7.0 million of additional branch costs. Excluding the impact of new branches, branch costs increased $2.7 million primarily in tow and depreciation expense.

Gross profit of $39.2 million for the year ended December 28, 2003 decreased $4.0 million, or 9%, from $43.2 million for 2002.

Selling, general and administrative expense of $30.2 million in 2003 was $2.5 million more than the expense of $27.7 million in 2002. This increase was primarily due to expenses associated with the implementation of our new automated salvage auction processing system. Amortization of intangible assets is now included within this category of expense and amounted to $0.5 million in 2003 and $0.3 million in 2002.

Business transformation costs for the year ended December 28, 2003 were $3.9 million, versus $8.1 million for 2002. Business transformation costs include expenses related to our systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation associated with our former computer infrastructure. We began recording business transformation costs during the second quarter of 2001. As part of our substantial business transformation, we are providing visibility to several significant components of our cost structure. Business transformation costs and other unusual charges are discussed in detail in “—Significant Items Affecting Comparability” below.

Interest expense of $1.5 million for the year ended December 28, 2003 increased $0.8 million from $0.7 million for 2002. Included in interest expense for 2002 was a non-cash charge of $0.3 million to recognize the ongoing cost of the interest rate swap on the unused portion of our credit facility. In February 2002, we used excess cash and proceeds from the sale of investments to repay $20.0 million of our 8.6% senior notes that matured on February 15, 2002, and entered into a new $30.0 million five-year unsecured credit facility. At December 29, 2002, there was no outstanding balance related to this credit facility. The credit facility was a one-year revolver that converted on February 15, 2003 into a four-year term loan. On February 15, 2003, we borrowed the entire $30.0 million under the unsecured credit facility. At December 28, 2003, the outstanding balance related to the term loan with our lenders was $24.4 million. At December 28, 2003, the interest rate on the term loan was 5.7%. On March 19, 2004, we entered into a second amended and restated credit agreement with our lenders, which is described in “—Financial Condition and Liquidity” below.

Income tax expense for the year 2003 was $1.3 million, a decrease of $1.7 million from the income tax expense of $3.0 million for 2002. Our effective tax rate for the years 2003 and 2002 was 36% and 43%, respectively.

Our net earnings for the year 2003 was $2.3 million, a decrease of $1.7 million from our net earnings of $4.0 million for the fiscal year 2002.

Financial Condition and Liquidity

Historically, IAAI has relied on cash flows from operations and revolving credit borrowings to finance its working capital requirements and capital expenditures. During the quarter ended June 26, 2005, we funded the payment of the cash consideration payable in connection with the merger to old shareholders and optionholders of IAAI, the retirement of pre-merger debt, and the payment of fees and expenses related to the transactions, primarily from (i) borrowings under our new $165.0 million senior credit facilities, (ii) the issuance of the old notes, and (iii) proceeds of the sale of interests in the LLC that were contributed to IAAI. We expect to fund our capital expenditures for the remainder of 2005 from a combination of cash generated from operations and revolving credit borrowings.

Net cash used in operating activities during the six months ended June 26, 2005 was $0.5 million, a $18.4 million increase from the same period last year, primarily as a result of the merger transaction costs and the settlement of the Emery Air Freight dispute.

Net cash used in investing activities during the six months ended June 26, 2005 was $365.8 million, consisting primarily of funds used for the payment of the cash consideration payable in connection with the merger to old shareholders and optionholders of IAAI, the purchase of the Altoona facility, capital expenditures and earn out payments made in connection with prior acquisitions.

Net cash provided by financing activities during the six months ended June 26, 2005 was $373.2 million compared to $4.8 million used during the six months ended June 27, 2004. This increase resulted primarily from (i) the issuance of the 11% Senior Notes due 2013, (ii) proceeds of the sale of the interests in the LLC that were contributed to IAAI, and (iii) borrowings under the new credit facilities. These increases were partially offset by the repayment of our old senior credit facilities and the incurred issuance costs related to the new debt.

At June 26, 2005, we had current assets of $97.5 million, including $20.2 million in cash, current liabilities of $45.4 million and working capital of $64.8 million, which represents a $47.9 million increase from December 26, 2004.

Our accounts receivable decreased $8.4 million to $42.0 million as of June 26, 2005, from $50.4 million as of December 26, 2004. Accounts receivable consists of balances due from our salvage providers, typically large insurance companies. Accounts receivable include advance charges paid by us on behalf of salvage providers. These charges typically include storage and tow fees incurred at a temporary storage or repair shop prior to our moving the vehicle to one of our facilities. Inventory increased $0.3 million to $14.8 million as of June 26, 2005, from $14.5 million as of December 26, 2004. Inventory consists of capitalized tow charges on vehicles on hand and the cost of purchased vehicles once title is received. Inventory increased due to higher per unit costs due primarily to higher tow charges.

Capital expenditures were approximately $9.8 million for the six months ended June 26, 2005. These capital expenditures consisted of several growth projects and elective spending, including various branch improvements, upgrades to existing branches, the development of new facilities and continued enhancements to our information technology system.

On May 19, 2005, we entered into new senior credit facilities comprised of a $50.0 million revolving credit facility maturing in 2011 and a $115.0 million term loan facility maturing in 2012. The revolver is principally used for working capital purposes, and the term loan was used to finance the merger and related transactions, including the repayment of our old senior credit facilities. For purposes of calculating interest, loans under the senior credit facilities are designated as eurodollar rate loans or, in certain circumstances, base rate loans, plus applicable borrowing margins. Eurodollar loans bear interest at the rate for deposits in dollars appearing on page 3570 of the Telerate screen as of 11:00 a.m., London time, two business days prior to the beginning of the applicable interest period, plus a borrowing margin as described below. Interest on eurodollar rate loans is payable (i) as to any eurodollar loan having an interest period of three months or less, on the last day of such interest period, and (ii) as to any eurodollar loan having an interest period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such interest period and the last day of such interest period. Base rate loans bear interest at (a) the greater of (i) the rate most recently announced by the Bank of New York as its “prime rate” in effect at its principal office in New York City and (ii) the Federal Funds Effective Rate (as defined in our senior credit agreement) plus 0.50% per annum, plus (b) a borrowing margin as described below. The margin varies from 2.25% to 2.75% on eurodollar revolving loans and from 2.50% to 2.75% on eurodollar term loans. The margin varies from 1.25% to 1.75% on base rate revolving loans and from 1.50% to 1.75% on base rate term loans. The amount of the margin is based on our leverage ratio. As of June 26, 2005, the weighted average annual interest rate applicable to eurodollar rate loans was 6.16%. There were no base rate loans outstanding at June 26, 2005. During the successor period May 26, 2005 to June 26, 2005, the weighted average annual interest rate for the new senior credit facilities was 6.19%. A commitment fee of 0.50% on the unused portion of the senior credit facilities is payable on a quarterly basis. As of June 26, 2005, $47.7 million was available for borrowing under the senior credit facilities.

Our obligations under the senior credit facilities are guaranteed by each existing direct and indirect subsidiary of IAAI. In addition, each future significant domestic subsidiary of IAAI is required to guaranty those obligations. The senior credit facilities are secured by (1) all existing and future property and assets, real and personal, of IAAI and each guarantor, subject to certain exceptions; (2) a pledge of 100% of the stock of each of IAAI’s existing and future direct and indirect domestic subsidiaries; (3) a pledge of 65% of the stock of each of IAAI’s future direct and indirect foreign subsidiaries; (4) all present and future intercompany debt of IAAI and each guarantor; and (5) all proceeds of the assets described in clauses (1), (2), (3) and (4) of this sentence. Under the senior credit facilities, we are required to meet specified restrictive financial covenants, including a maximum consolidated leverage ratio and minimum consolidated interest coverage ratio. The credit facilities also contain various other covenants that limit our ability to, among other things:

•	incur additional indebtedness, including guarantees;

•	create, incur, assume or permit to exist liens on property or assets;

•	engage in sales, transfers and other dispositions of our property or assets;

•	declare or pay dividends to, make distributions to, or make redemptions and repurchases from, equity holders;

•	make or commit to make capital expenditures over certain thresholds;

•	make loans and investments and enter into acquisitions and joint ventures;

•	prepay, redeem or repurchase our debt, or amend or modify the terms of certain material debt or certain other agreements; and

•	restrict our ability and the ability of our subsidiaries to pay dividends and make distributions.

We are currently in compliance with our obligations under the senior credit facilities.

The covenants contained within the senior credit facility agreement are critical to an investor’s understanding of our financial liquidity, as the violation could cause a default and lenders could elect to declare all amounts borrowed due and payable. The coverage ratio covenants are based on consolidated EBITDA. Consolidated EBITDA is defined as net earnings (loss) plus income tax provision (benefit), interest (net), depreciation, and amortization with further adjustments including non-cash items, nonrecurring items, and sponsor advisory fees. While consolidated EBITDA is not a defined term under generally accepted accounting principles in the United States, we believe that the inclusion of consolidated EBITDA is appropriate, as it provides additional information to demonstrate compliance with the financial covenants. Below is a table detailing consolidated EBITDA (in thousands):

	Three Months Ended				Twelve Months Ended
	September 26, 2004	December 26, 2004	March 27, 2005	June 26, 2005	June 26, 2005	December 26, 2004
Net earnings (loss)	$3,354	$3,955	$5,021	$(9,961)	$2,369	$12,265
Income taxes	2,036	1,713	3,143	445	7,337	7,139
Interest expense (net)	362	323	419	2,790	3,894	1,572
Depreciation and amortization	3,202	3,261	3,203	4,120	13,786	12,985

EBITDA	8,954	9,252	11,786	(2,606)	27,386	33,961
Non-cash charges	172	73	695	388	1,328	360
Non-recurring expense (income)	(606)	1,222	(32)	(3,197)	(2,613)	597
Merger costs	—	—	1,233	19,529	20,762	—
Estimated cost savings	1,461	353	1,218	—	3,032	4,263
Estimated incremental revenue	519	—	—	—	519	7,759
Allowance per credit agreement (1)	—	—	—	1,000	1,000	—
Advisory service fees	—	—	—	49	49	—

Consolidated EBITDA	$10,500	$10,900	$14,900	$15,163	$51,463	$46,940

(1)	Per the credit agreement, EBITDA is to be increased by $1.0 million for the three month period ended June 26, 2005 for covenant purposes only.

The term loan under the senior credit facilities is amortized quarterly from December 31, 2005 through the date of maturity. The scheduled quarterly amortization payments are $287,500 per quarter, with a balloon payment of $107.5 million due on May 19, 2012.

With respect to fiscal years beginning 2006 and later, we are required to make a mandatory annual prepayment of the term loan and the revolving loan in an amount equal to 75% of excess cash flow, as defined in the senior credit agreement, when the consolidated leverage ratio is 4.0x or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0x but less than 4.0x. In addition, we are required to make a mandatory prepayment of the term loans with, among other things:

•	100% of the net cash proceeds of certain debt issuances, and sales and leasebacks of real property, subject to certain exceptions;

•	50% of the net cash proceeds from the issuance of additional equity interests; and

•	100% of the net cash proceeds from any property or asset sale or recovery event in an amount exceeding $2.5 million in any fiscal year, subject to certain exceptions and reinvestment requirements.

Mandatory prepayments will be applied first to the base rate term loans and then to eurodollar term loans.

As of June 26, 2005, there were no borrowings under the revolving credit facility, although we did have outstanding letters of credit in the aggregate amount of $2.3 million, and $115.0 million outstanding under the term loan facility. At June 26, 2005, the interest rate on borrowings under the term loan was 6.2%.

On April 1, 2005, IAAI Finance issued $150.0 million of 11% Senior Notes due 2013. The obligations under the notes were assumed by IAAI on May 25, 2005, as a result of the merger. The notes mature on April 1, 2013, with interest paid semi-annually every April 1 and October 1. Under the indenture governing the notes, subject to exceptions, we must meet a minimum consolidated interest coverage ratio to incur additional indebtedness. Prior to April 1, 2008, on any one or more occasions, the issuer may use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 111.00% of the principal amount, plus accrued and unpaid interest. Otherwise, the notes are not redeemable until April 1, 2009. Starting on April 1, 2009, we have the option to redeem all or a portion of the notes at a redemption price equal to a percentage of the principal amount, plus accrued and unpaid interest. In the event of this kind of an optional redemption, the redemption price would be 105.50% for the 12-month period beginning April 1, 2009; 102.75% for the 12-month period beginning April 1, 2010; and 100.00% thereafter. If we experience specific kinds of changes of control, we must offer to purchase the notes at a price of 101% of their principal amount, plus accrued and unpaid interest. The indenture governing the notes contains various covenants which, subject to exceptions, limit the ability of the issuer and its restricted subsidiaries to, among other things:

•	borrow money;

•	incur liens;

•	pay dividends or make certain other restricted payments or investments;

•	issue disqualified stock;

•	merge, consolidate or sell all or substantially all of their assets;

•	enter into transactions with affiliates;

•	create restrictions on dividends or other payments by the restricted subsidiaries;

•	sell certain assets and use proceeds from asset sales; and

•	create guarantees of indebtedness by restricted subsidiaries.

On May 25, 2005, we prepaid the outstanding principal amount of approximately $22.1 million on our prior credit facility, together with approximately $0.2 million of accrued interest, thereby paying off our prior credit facility in full.

We have capital leases of approximately $1.1 million of which approximately $0.5 million is classified as short term. Other long-term liabilities included our post-retirement benefits liability that relates to a prior acquisition. The amount recorded at June 26, 2005 for the post-retirement benefits liability was approximately $0.7 million.

We believe that existing cash , as well as cash generated from operations, together with available borrowings under our new senior credit facility, will be sufficient to fund capital expenditures and provide adequate working capital for operations for the next 12 months.

Summary Disclosure about Contractual Obligations

The following table sets forth our long-term contractual cash obligations as of June 26, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	2005	2006	2007	2008	2009	Thereafter	Total
	(dollars in thousands)
Long-term debt:
Term loan	$288	$1,150	$1,150	$1,150	$1,150	$110,112	$115,000
Senior notes	—	—	—	—	—	150,000	150,000
Capital leases(1)	1,062	387	316	33	—	—	1,798
Operating leases	12,501	23,854	21,141	19,144	16,633	93,667	186,940
Other long-term obligations:
Non-compete agreements	133	273	243	183	20	20	872

Total	$13,984	$25,664	$22,850	$20,510	$17,803	$353,799	$454,610

(1)	Includes related interest expense.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. As such, we continuously evaluate our estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Goodwill

As of June 26, 2005, we had $213.9 million of net goodwill recorded in our consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we assess goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results; significant negative industry or economic trends; significant decline in our stock price for a sustained period; and our market capitalization relative to net book value. If we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based on the excess of carrying amount over fair value measured using a projected discounted cash flow model or other valuation techniques.

Deferred Income Taxes

As of June 26, 2005, we had $12.5 million of deferred tax assets recorded. The deferred tax assets relate to temporary differences in depreciation, inventory, accrued liabilities and net operating losses incurred in several of the states where we operate. We have determined that we may not realize the full tax benefit related to certain deferred tax assets. As such, a valuation allowance to reduce the carrying value of the deferred tax assets has been recorded.

As of June 26, 2005, we had $68.3 million of deferred tax liabilities recorded. The deferred tax liabilities relate primarily to intangible assets related to the merger transactions.

Long-Lived Assets and Certain Identifiable Intangibles

As of June 26, 2005, we had $68.0 million of net property and equipment along with net intangible assets of $134.0 million. We evaluate long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, we may be required to reduce the carrying amount of an asset to its fair value.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. As required by SFAS 151, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of the adoption of SFAS 151 on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) “Share-Based Payment.” SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R establishes fair value as the measurement method in accounting for share-based payments to employees and eliminates the alternative use of the intrinsic value method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement is effective for public entities as of the beginning of the first interim or annual reporting period of their first fiscal year that begins on or after June 15, 2005. We are currently evaluating the impact of adopting SFAS 123R on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate fluctuations on our floating rate credit facility, under which we have outstanding a $115.0 million term loan at June 26, 2005. We have $150.0 million of senior notes at a fixed rate of 11%.

BUSINESS

Overview

We are the second largest provider of salvage vehicle auction services in the United States. We facilitate an efficient market between suppliers of salvage vehicles, primarily insurance companies, and buyers of salvage vehicles, primarily dismantlers and vehicle rebuilders. We provide salvage auction solutions for the redistribution of damaged vehicles that are designated as total-losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and other salvage vehicles. We enjoy long-term relationships with all the major automobile insurance companies in the United States, including Allstate, GEICO, Nationwide, Progressive, State Farm, USAA and Zurich. In addition, we currently maintain relationships with over 38,500 registered buyers of salvage vehicles. We serve our customer base through 80 sites in 32 states, with locations in 60 of the top 75 metropolitan markets in the United States.

Through our broad service offering, including our hybrid live/Internet auction capabilities, we seek to increase the net proceeds per vehicle generated on behalf of our salvage suppliers and reduce their administrative costs and claim recovery cycle time. We provide our buyers with the salvage vehicles they need to fulfill their replacement part or vehicle rebuild requirements. We earn fees for our services from both suppliers and buyers of salvage vehicles. Most of our salvage vehicles are sold on a consignment basis, where we do not take ownership of the vehicles sold.

Under the leadership of our current management team, we recently completed an investment program begun in 2001 and totaling over $50.0 million that improved our business processes, management information systems and facilities. We believe our streamlined business processes, new Web-based operating system and expanded and improved facility network and geographic presence have greatly improved the quality of our services. We have developed the capability to offer hybrid live/Internet auctions, which enable buyers to participate at our live auctions in person or through Internet bidding. In addition, we developed our CSA Today software product for our insurance company suppliers, which allows them to electronically assign vehicles to us, and provides them with real-time vehicle tracking systems and status reports to manage their inventory through the salvage process. During the last four years, we added 28 salvage auction sites through 14 acquisitions and 14 greenfield expansions and improved our existing facility network. These enhancements have enabled us to provide a more efficient market for the redistribution of total-loss vehicles for both salvage vehicle suppliers and buyers.

Our Competitive Strengths

Leading market position. We are the second largest provider of salvage vehicle auction services in the United States. We recently increased our unit volumes by obtaining incremental business from several major insurance companies. We believe that our leading market position is protected by significant barriers to entry, including (i) difficulty in obtaining zoning and use permits to store and sell total-loss vehicles, (ii) the cost of purchasing or leasing large tracts of land in key metropolitan markets, (iii) the substantial costs to replicate our comprehensive service offering, including our advanced information technology infrastructure and (iv) the time and service levels required to establish long-term relationships with both the suppliers and buyers of salvage vehicles.

National distribution network. Our national facilities footprint allows us to be a single source solution for our insurance company customers’ salvage disposal needs on a national or regional basis. We are able to reduce our insurance company customers’ administrative, towing and third-party storage costs, positioning us to win incremental volumes. Our insurance company customers continue to consolidate and we have the scale necessary to service them more efficiently and effectively than our smaller competitors. We have 80 sites in 32 states, including locations in 60 of the top 75 metropolitan markets in the United States, and an additional 50 selected service partners, which together provide comprehensive geographic coverage to our customers.

Innovative, value-added service offerings. We offer complete service solutions to create the most efficient auction process for suppliers and buyers of salvage vehicles. Our range of service offerings include:

•

Live auctions with Internet-bidding capabilities. We offer our buyer customers the ability to (i) participate in person at a live auction at one of our branch facilities; (ii) pre-bid over the Internet; and

(iii) bid over the Internet in real time in a live auction through our integrated Web-based bidding platform, I-bid LIVE.

•	CSA Today. We offer a data management system to our insurance company suppliers that provides them with the capability to electronically assign salvage vehicles to us and to track and manage their salvage vehicle inventory throughout the salvage process with real-time status reports.

•	Vehicle value enhancement services. We offer preservation services, such as custom shrink wrapping, preparation services, such as washing, detailing and key-making and presentation services, such as car-starting and our Run & Drive auction.

•	National Salvage Network. We offer a single source solution that allows an insurance company customer to assign all of its salvage vehicles to our national service center, which enables us to distribute vehicle consignments throughout the United States.

•	Vehicle inspection centers. We maintain vehicle inspection centers at many of our sites where we provide inspection services for suspected total-loss vehicles. These centers minimize vehicle storage charges incurred by our insurance company customers at temporary storage facilities or repair shops and also improve service time for the policyholder.

In addition, we offer electronic data interchange of titling information, salvage returns analyses, vehicle inspection services and FastTow towing services. We also offer our BidFast service that provides salvage valuation solutions for situations such as owner retention and partial loss conversion, and our FastTrack service that combines a comprehensive appraisal service with our salvage service resources so our insurance company customers can make a total-loss decision more quickly. We believe our value-added service offerings and our unique hybrid live/Internet auction capabilities drive higher returns for our suppliers.

Proprietary technology platform. We developed our proprietary Web-based information system, Automated Salvage Auction Processing system, or ASAP, to streamline all aspects of our operations and centralize operational data collection. ASAP also provides our salvage vehicle suppliers with 24-hour online access to powerful tools to manage their salvage disposition process, including inventory management, salvage returns analysis and electronic data interchange of titling information. Our technology platform allows us to efficiently manage our business and improve customer returns on salvage, shorten our customers’ claims processing cycle and lower their claims administration costs.

Long-term relationships with vehicle suppliers and buyers. We have long-term relationships with all of the major U.S. automobile insurance companies, many of whom have been our clients for decades. Our largest vehicle suppliers include Allstate, GEICO, Nationwide, Progressive, State Farm, USAA and Zurich. As a national provider of salvage vehicle auction services, we have benefited and expect to continue to benefit from consolidation within the automobile insurance industry, which provides us with most of the salvage vehicles that we process. We maintain one of the nation’s largest databases of registered salvage buyers, with more than 38,500 dismantlers, rebuilders, salvage dealers, body/repair shops and other buyers from across the United States and abroad. In 2004, no single supplier represented more than 16% of our unit sales and no single buyer represented more than 5% of our unit sales.

Experienced management team. We have a senior management team consisting of seven individuals with over 80 years of combined experience in the automobile physical damage insurance services industry. Led by Thomas C. O’Brien, our president and chief executive officer, our management team has improved our business processes, systems and facilities network, which has in turn significantly improved our financial results.

Our Business Strategy

Increase auction sales volumes. We seek to continue to grow our unit volumes with our insurance company customers and other vehicle providers by generating better returns on salvage vehicles and offering a broad selection of services to prospective suppliers. We have recently obtained incremental business volumes from several major insurance companies based, in large part, on our ability to provide comprehensive salvage solutions on a national and regional level. Given our strong and growing penetration among top insurance salvage providers, we believe that we will continue to benefit as automobile insurance companies further consolidate. Our hybrid live/Internet auction capabilities, comprehensive service offerings and the increase in the number of vehicles processed at our existing sites typically make our auctions more attractive, resulting in greater buyer participation and increased competitive bidding. We believe these factors enhance our ability to deliver strong and improving returns on vehicles to our insurance company suppliers.

Drive increased profitability. We intend to enhance profitability at our existing sites by leveraging our broad operating platform and integrated systems. Our available capacity, centralized administrative functions and ability to leverage the fixed cost component of our branch costs provides significant profit growth potential as we continue to drive higher volume levels. We plan to increase revenues per vehicle by continuing to improve our service offerings.

Continue to invest in technology. We will continue to invest in and improve our technology infrastructure to expand our service offerings and improve our operating efficiencies. With our comprehensive portfolio of services, we are able to provide our customers with valuable, real-time information regarding their salvage disposition process, including inventory management data, salvage returns analysis and electronic data interchange of titling information. We will continue to leverage our technology platform to develop additional service offerings that will continue to improve our customers’ returns on salvage, shorten the claims processing cycle and lower the cost of administering claims. In addition, we will continue to invest in our front-end technology systems, including our Auction Center Internet portal, to further improve the buyer experience and buyer loyalty.

Expand through selective acquisitions and greenfield sites. We expect to continue pursuing growth through a disciplined acquisition and greenfield expansion strategy in selected markets. The salvage vehicle market in the United States remains fragmented. The large majority of our competitors operate in a single market or lack a national presence. As demand for single source solutions increases as a result of the continued consolidation of our insurance company suppliers, we believe that we may be able to acquire smaller, less geographically diversified competitors who are less competitive at the regional and national level. In addition, we will continue to evaluate opportunities to open new greenfield sites in markets adjacent to where we already have a presence where we can effectively leverage our sales and marketing capabilities. We will also continue to selectively expand our presence in existing markets where we already have relationships with vehicle providers and have processing facilities.

Auctions

We generally conduct auctions either weekly or bi-weekly at each of our locations. These auctions are either live or sealed bid. Vehicles are marketed at each respective auction site as well as via an online auction list that allows prospective bidders to preview vehicles prior to the actual auction event. Using our Auction Center feature at www.iaai-bid.com, prospective buyers can either review all vehicles at each of our locations or search for specific vehicles across our inventory. Our Auction Center feature provides buyers with an open, competitive bidding environment that reflects the dynamics of the live salvage vehicle auction. The Auction Center includes such services as comprehensive auction lists featuring links to digital images of vehicles available for sale, an “Auto Locator” function that promotes the search for specific vehicles within the auction system, and special “Flood” or other catastrophe auction notifications. Higher returns are generally driven by broader market exposure and increased competitive bidding.

Shortly after sale of the vehicle and the collection of gross proceeds from the buyer, we remit payment to the supplier of the vehicle. Most insurance company suppliers receive monthly summary reports of all vehicles processed by us. The reports track the insurance companies’ gross return on salvage, net return on salvage, the exact origin of the vehicle, details of storage charges and other useful management data. We also provide many of our suppliers with a quarterly Comprehensive Salvage Analysis of salvage trends.

Value-Added Services

We offer an innovative portfolio of value-added service offerings. Our management has strategically developed and continues to extend our service offerings to maximize salvage returns, lower administrative costs, shorten the claims process and increase the predictability of returns to vehicle suppliers, while simultaneously expanding our ability to handle an increasing proportion of the total salvage and claims-processing function as a “one-stop shop” for insurers.

I-bid LIVE

I-bid LIVE is our live auction Internet bidding solution. I-bid LIVE operates in concert with our live auctions and provides registered buyers with the opportunity to participate in live auctions that they cannot physically attend. Through an Internet-enabled computer, the buyer bids in real time along with the live local bidders and other Internet bidders via a simple, Web-based interface. I-bid LIVE provides real-time streaming audio from the IAAI live auction and images of salvage vehicles and other data. Buyers inspect and evaluate the salvage vehicle and listen to the live call of the auctioneer—just as the auction is happening. I-bid LIVE helps our buyers use time more efficiently by allowing them to “virtually” attend many auctions over a broad region without having to leave their office.

In the first half of 2005, Internet bidders participated in the majority of our vehicle auctions. Our Internet bidding capabilities have allowed us to create a broader, more anonymous buyer pool. I-bid LIVE increases overall buyer participation by allowing a given buyer to participate in more auctions than if physical attendance was required. Additionally, lower and more certain acquisition costs enable buyers to pay more while maintaining or improving net margins. Online inventory browsing and e-mail-based inventory alerts reduce the time required to acquire vehicles. Remote buyers can rapidly view the auctioneer’s inventory to determine which parts they want to bid on. With its unique, “voice feed” features, I-bid LIVE provides live communication direct from the auctioneer to the Internet buyer in real-time. The buyer can also engage a third party to obtain accurate transportation quotes over the Internet. The combination of these services enables remote buyers to participate against local bidders with limited risk. By enabling full price discovery with anonymity and scale, Internet auctions have the potential to improve auction prices.

CSA Today

The process of salvage disposition through our system begins at the first report of loss, or when a stolen vehicle has been subsequently recovered. An insurance company representative consigns the vehicle to us, either by phone, facsimile or electronically through our online CSA Today system.

CSA Today is our proprietary data management system. The system enables insurance company suppliers to enter vehicle data electronically, and then track and manage the progress of salvage vehicles throughout the disposition process in terms of both time and salvage recovery dollars. With this tool, vehicle providers have 24-hour access to their total-loss data. The information provided through this system ranges from the details associated with a specific total-loss vehicle, to comprehensive management reports for an entire claims center or geographic region. Additional features of this system include inventory management tools and a powerful new “Average Salvage Calculator” that helps customers determine the approximate salvage value of a potential total-loss vehicle. This tool is helpful to adjusters when evaluating the “repair” vs. “total” decision. The management tools provided by CSA Today enable claims personnel to monitor and manage total-loss salvage more effectively. Insurance company suppliers can also use CSA Today to view original garage receipts, verify ignition key availability, view settlement documents and images of the vehicles, and receive updates of other current and meaningful data.

Vehicle Inspection Centers

In order to further minimize vehicle storage charges incurred by insurance company suppliers at the temporary storage facility or repair shop, and also to improve service time for the policyholder, we maintain vehicle inspection centers, or VICs, at many of our facilities. Some of the VICs are formalized through temporary license agreements with the insurance companies that supply the vehicles. A VIC is a temporary storage and inspection facility located at one of our sites that is operated by the insurance company. Suspected total-loss vehicles are brought directly to the VIC from the temporary storage facility or repair shop. The insurance company typically has appraisers stationed on the VIC site in order to expedite the appraisal process and minimize storage charges at outside sites. If the insurance company determines that a vehicle is a total loss, it can easily be moved to one of our vehicle storage areas. If the vehicle is not totaled, it is promptly delivered to the insurer’s selected repair facility. We also have the ability to provide digital images as a service to our customers, electronically displaying pictures of the damaged cars to insurance adjusters in their offices.

After a totaled vehicle is received at one of our facilities, it remains in storage but cannot be auctioned until transferable title has been submitted to and processed by us. For most vehicles stored at our facilities, no storage charges accrue for a contractually specified period of time. We provide management reports to the insurance company suppliers, including an aging report of vehicles for which title documents have not been provided. In addition, we customarily offer the insurance companies’ staff training for each state’s Department of Motor Vehicles, or DMV, document processing procedures. We utilize our title services to expedite the processing of titles, thereby reducing the time in which suppliers receive their salvage proceeds, in addition to decreasing their administrative costs and expenses. We then process the title documents in order to comply with DMV requirements for these vehicles.

National Salvage Network

We offer our vehicle suppliers a National Salvage Network that allows an insurance company supplier to consign all of its salvage vehicles to a call center. This call center enables us to distribute vehicle consignments throughout most of the United States, even in markets where we do not currently have a facility, and is designed to minimize the administrative workload for insurance companies. In certain areas where we do not have a facility, such vehicles are distributed to our selected ServicePartners.

BidFast

Our BidFast service provides insurers with binding bids for salvage vehicles that historically may have been owner-retained. The return on such vehicles (owner-retained salvage vehicles) is, in many cases, measurably improved for the supplier using this service and enables compliance with many states’ Department of Insurance Regulations. Vehicles purchased under BidFast are accounted for under the purchase method of sale.

FastTrack

We also offer a total-loss appraisal service, FastTrack. FastTrack utilizes an early total-loss recognition system to identify, appraise and move probable total-loss vehicles sooner than the conventional claims process. FastTrack cuts through many of the delays typically associated with traditional claims handling by combining a comprehensive appraisal service with our salvage service resources. Completed appraisals, including a condition report and an array of digital images, are electronically transmitted to a secure, password-protected Web site, providing adjusters with same-day access to the information via the Internet. The result is faster completion of total-loss appraisals, significant savings on accrued shop storage and car rental expenses, and exceptional customer satisfaction.

Other Services

We provide towing services for salvage vehicle buyers and suppliers. Live auction and I-bid LIVE bidders can use our in-house or subcontracted towing services for delivery of vehicles. For vehicle supplies, we offer our FastTow service. Our FastTow service provides towing services that guarantee vehicles will be delivered to one of our branch storage facilities, usually within one to two business days of consignment in a designated service area. When retrieving a vehicle, we will also advance, on behalf of the supplier, any storage and towing charges incurred when towing the vehicle from the accident scene or recovered theft site to the temporary storage facility or repair shop. Once these advance towing and storage charges have been reviewed and verified by us, the towing subcontractor generally will pay the charges on our behalf at time of vehicle pick up and deliver the vehicle to a predetermined auction and storage facility of ours. The rapid retrieval time and review of advance charges are also intended to increase the insurance company’s net return on salvage. We generally use independent towing services to retrieve vehicles and tow back to our storage facilities.

Our Catastrophe Action Team (CAT) can rapidly deploy a complete salvage-processing and claims recovery solution wherever a natural disaster or other catastrophe has occurred. We mobilize our CAT staff and equipment to swiftly establish local communications, vehicle storage and inspection centers, ensuring prompt service and file closure.

We also offer, through our Specialty Salvage Division, salvage services for specialty vehicles such as trucks, heavy equipment, farm equipment, boats, recreational vehicles and classic and exotic cars. Marketing these vehicles nationwide to specialty buyers provides insurance companies with the opportunity for better returns on units that typically do not sell for as much at local salvage pools due to a limited number of local buyers. These vehicles can be viewed online through our Internet Web site at www.iaai.com.

We also provide certain insurance company suppliers with anti-theft fraud control programs for vehicle salvage processing. Our CarCrush service helps insurance companies by ensuring that severely damaged or stripped “high profile” cars are crushed to prevent their vehicle identification numbers (VINs) from being used in auto theft. We also provide computerized reporting of vehicle sales to the National Insurance Crime Bureau (NICB). This includes detailed buyer information obtained through our registration process.

Information Systems

We utilize internally developed, proprietary software to manage our auction processes. Our management believes that information technology represents a critical tool for improving customer returns on salvage, shortening the claims processing cycle and lowing the cost of administering claims.

In addition to the real-time Internet bidding capabilities we provide our salvage vehicle buyers through I-bid LIVE and the comprehensive salvage analysis data management system we provide our salvage vehicle suppliers through CSA Today, we have developed many other systems and programs to enhance efficiencies and increase returns to our customers.

Web-Based Automated Auction Processing System (ASAP)

In order to consolidate 28 independent systems, we developed and implemented a new Web-based system designed to support vehicle registration and tracking, financial reporting, transaction settlement, vehicle title transfer and branch/headquarters communications. The new system is designed to streamline all aspects of our operations as well as support future growth and expansion plans. We began rolling out the new system to our branches during the third quarter of 2002. The Web-based ASAP provides vehicle suppliers with capabilities such as online inventory management and electronic data interchange of titling information. Additionally, ASAP supports buyer services such as Internet-based searchable parts inventories, transportation cost estimators, third-party appraisal requests and real-time bidding.

Our other information systems, including our I-bid LIVE service and CSA Today system, are integrated with our ASAP product, facilitating seamless auction processes and information flow with internal operational systems.

Electronic Data Interchange System (EDI)

A key element of our operational strategy is an integrated electronic data interchange system, which we refer to as EDI. EDI efficiently interfaces us with our suppliers. EDI provides our operations and customer service personnel, vehicle suppliers and senior management with crucial, “real-time” information regarding current pricing, status of customer salvage, financial reports and other aspects of daily operations.

Our EDI system functions by dialing out every fifteen minutes (24 hours per day, seven days per week) to a network we built to retrieve all messages that were left there by the customer. These messages, including salvage assignments and invoice and payment rejection notices, are then incorporated into our processing system. At the same time, we generate an assignment confirmation notice acknowledging the receipt of the assignments to the insurance company. On a daily basis, we send the pre-bill notice and the deficit bill or final invoice to the insurance company as well as the settlement payment to the bank. The following morning, we receive payment notification from the bank.

Business Intelligence

In the second quarter of 2004, we embarked on the development of our next generation of business intelligence products. The first iteration of reports was released into production in the first quarter of 2005 and another larger group of reports will be released in the third quarter of 2005. This system is now providing enhanced financial and operational reporting and analytics for corporate and field management. We are now able to capture and store key business performance data, generate a series of pre-defined financial and operational reports and provide ad hoc analytical and reporting capabilities.

Operating Systems & Other Software

Our information technology infrastructure is based entirely on the Windows/Intel platform. All applications systems are written in Visual Basic and/or Java and utilize relational databases. Where applicable, we have chosen to deploy commercial application software packages, most notably for our financial and business intelligence systems. In support of our live and Internet-based auctions, we operate and manage a wireless network in each of our locations in order to provide full access to applicable applications systems during the auctions.

Sales and Marketing

Our internal sales force is our primary method of marketing our services to insurance company and non-insurance company salvage suppliers. These individuals solicit prospective vehicle providers at the national, regional and local levels. Branch managers also provide support in the form of day-to-day customer service and address customer needs at the local level.

In an effort to generate additional revenues and improve customer satisfaction, direct mail is also used to communicate services and benefits to customers. This initiative includes a national quarterly newsletter, entitled OnTrack, and other local market updates that discuss how we address specific customer needs. In addition, we participate in a number of local, regional and national trade show events that further promote the benefits of our products and services.

Using historical data supplied by prospective suppliers, we can provide suppliers with a detailed analysis of their current salvage returns and a proposal detailing ways in which we can improve salvage returns, reduce administrative costs, and provide proprietary turn-key claims processing services.

In addition to providing insurance companies and certain non-insurance company suppliers with a means of disposing of salvage vehicles, we also offer services intended to increase the net amount of salvage sale proceeds received by suppliers while also reducing the time required to receive net proceeds. We seek to become an integral part of our suppliers’ salvage processes, and we view such mutually beneficial relationships as an essential component of our effort to attract and retain suppliers.

We also seek to expand our supply relationships through recommendations from individual insurance company branch offices to other offices of the same insurance company. We believe that our existing relationships, and the recommendations of branch offices, play a significant role in our marketing of services to national insurance companies. Indeed, as we have expanded our geographic coverage, we have been able to market our services to insurance company suppliers on a national basis or within an expanded geographic area.

We sell the majority of our vehicles through live auctions and maintain databases that contain information regarding over 38,500 registered buyers. No single buyer accounted for more than 5% of our revenue in 2004, highlighting the diversity of our buyer base. We generally accept cash, money orders, cashier’s checks, wire transfers and pre-approved checks for purchased vehicles. Vehicles are sold “as is” and “where is.” In advance of an auction, sales notices listing the vehicles to be auctioned on a particular day at a particular location are usually available at the auction facility or online on our Web site. Such notices list the rules of the auction and details about the vehicle, including its year and make, the nature of the damage, the status of title and the order of the vehicles in the auction. Multiple images of certain vehicles are available for review on our Web site at www.iaai.com.

Sources of Revenue

We process salvage vehicles primarily under two methods: fixed fee or percentage of sale consignment. Under the fixed fee consignment and percentage of sale consignment methods, we sell vehicles on behalf of insurance companies, which continue to own the vehicles until they are sold to buyers at auction. Under these methods, we generally conduct either live or closed bid auctions of the automotive salvage in return for agreed upon sales fees. In addition to fees, we generally charge our fixed fee consignment and percentage of sale consignment vehicle suppliers for various services, including towing and storage. We process a small percentage of vehicles under the purchase method, primarily using our BidFast service. Under the purchase method, we generally purchase vehicles from the insurance companies upon clearance of title, under financial terms determined by agreement with the insurance company supplier, and then resells these vehicles for our own account at our auctions. Under all methods of sale, we also charge the buyer of each vehicle various buyer-related fees.

Fixed Fee Consignment Sale Method

In 2004 and 2003, the percentage of vehicles processed by us that were sold under the fixed fee consignment sale method was approximately 68% and 52%, respectively. Under this sale method, we charge fees to the insurance company supplier for specific services. These fees typically include a salvage sales fee plus towing, title processing and storage fees. With this method of sale, we act as an agent for the insurance company, arrange for the salvaged vehicle to be towed to our facility and process it for sale. Because we never take ownership of the vehicle, our revenue per vehicle from consignment sales are received only from these fixed fees rather than from the revenue from the sale of the vehicle. As a result, exclusive of the buyer fees, revenue recognized per vehicle under the fixed fee consignment method of sale is approximately 5% to 15% of the revenue recognized per vehicle under the purchase method, where our revenue is principally comprised of the sale price of the vehicle.

Percentage of Sale Consignment Method

In 2004 and 2003, the percentage of vehicles processed by us that were sold under the percentage of sale consignment method was approximately 28% and 42%, respectively. Pursuant to this method of sale, we act as an agent for the insurance company and receive a negotiated percentage of the vehicle selling price. As an agent, we arrange for the salvaged vehicle to be towed to our facility and process it for sale for a fee based on a percentage of sale price. The percentage of sale consignment method provides suppliers with a potentially greater upside as our fees are tied to selling prices and, thus, the salvage supplier has a greater incentive to invest in improvements to salvage vehicles in order to maximize sales prices. Because we never take ownership of the vehicle, our revenues per vehicle from percent of sale consignment sales are generated from these sales fees rather than from the revenue from the sale of the vehicle. As a result, exclusive of the buyer fees, revenue recognized per vehicle under the percentage of sales consignment method is approximately 5% to 15% of the revenue recognized per vehicle under the purchase method, where our revenue is principally comprised of the sale price of the vehicle.

Purchase Method

In 2004 and 2003, the percentage of vehicles processed by us that were sold under the purchase method of sale was approximately 4% and 6%, respectively. In 2004, the majority of the vehicles we sold under the purchase method were sold through our BidFast service. Under the purchase method of sale, we purchase total-loss and recovered theft vehicles. The purchases are customized, but typically require us to pay a fixed price or a specified percentage of a vehicle’s actual cash value, or ACV, which is equal to the estimated pre-accident fair value of the vehicle. ACV for any given vehicle depends on the vehicle’s age and condition. We assume the risk of market price variation for vehicles sold under a purchase method, and therefore, work to enhance the value of purchased vehicles in the selling process. Because our purchase price is fixed, changes in ACVs or in the market or auction prices for salvage vehicles have an impact on the profitability of the sale of vehicles under the purchase method. Revenue recorded from the sale of a purchase vehicle represents the actual selling price of the vehicle. The cost of the vehicle under this method is reflected in the vehicle cost line of cost of sales.

Customers

We obtain the majority of our supply of vehicles from insurance companies and smaller quantities from suppliers such as rental car companies and non-profit organizations. Historically, a limited number of insurance companies have accounted for a substantial portion of our revenues. In 2004, vehicles supplied by our three largest suppliers accounted for approximately 37% of our unit sales. See “Risk Factors—We depend on a limited number of key insurance companies to supply the salvage vehicles we sell at auction. A significant loss of or significant reduction in business with any of these suppliers could have a material adverse effect on our operating results and financial condition.”

We currently maintain relationships with over 38,500 registered buyers of salvage vehicles, including dismantlers, rebuilders, salvage dealers, body/repair shops and other buyers from across the United States and abroad.

Competition

We face intense competition for the supply of salvage vehicles as well as competition from processors of vehicles from other national and regional salvage pools. We may encounter further competition from existing competitors and new market entrants that are significantly larger and have greater financial and marketing resources. Other potential competitors include used car auction companies, providers of claims software to insurance companies, certain salvage buyer groups and insurance companies, some of which presently supply auto salvage to us. While most insurance companies have abandoned or reduced efforts to sell salvage vehicles without the use of service providers such as us, they may in the future decide to dispose of their salvage directly to end users. We may not be able to compete successfully against current or future competitors, which could impair our ability to grow and achieve or sustain profitability.

Governmental Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state and local agencies statutes and ordinances. The acquisition and sale of totaled and recovered theft vehicles is regulated by state motor vehicle departments in each of the locations in which we operate. In many of these states, regulations require that the title of a salvage vehicle be forever “branded” with a salvage notice in order to notify prospective purchasers of the vehicle’s previous salvage status. Some state and local regulations also limit who can purchase salvage vehicles, as well as determine whether a salvage vehicle can be sold as rebuildable or must be sold for parts only.

In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our auction and storage facilities. These zoning requirements vary from location to location.

Changes in law or governmental regulations or interpretations of existing law or regulations can result in increased costs, reduced salvage vehicle prices and decreased profitability for us. Failure to comply with present or future regulations or changes in existing regulations could have a material adverse effect on our operating results and financial condition.

Environmental Regulation

Our operations are subject to federal, state and local environmental laws and regulations, governing, among other things, the handling, storage, transportation and disposal of waste and other materials. In the salvage vehicle auction industry, large numbers of wrecked vehicles are stored at auction facilities for short periods of time. Minor spills of gasoline, motor oils and other fluids may occur from time to time at our facilities and may result in soil, surface water or groundwater contamination. Virtually all of our facilities maintain above-ground storage tanks for diesel fuel and, in some cases, propane gas for use in our vehicles and equipment. We also own and maintain underground storage tanks at a number of our facilities around the country, primarily to store vehicle fuel. Waste materials, such as waste solvents or used oils, are generated at some of our facilities and are disposed of as non-hazardous or hazardous wastes. We believe that we are in compliance in all material respects with applicable environmental regulations and do not anticipate any material capital expenditure for environmental compliance or remediation. To date, we have not incurred significant expenditures for preventive or remedial action with respect to contamination or the use of hazardous materials. Environmental laws and regulations, however, could become more stringent over time and we may be subject to significant compliance costs in the future. Future contamination at any one or more of our facilities, or the potential contamination by previous users of certain acquired facilities, create the risk, however, that we could incur significant expenditures for preventive or remedial action, as well as potential liability arising as a consequence of hazardous material contamination, which could have a material adverse effect on our operating results and financial condition.

History

We were organized as a California corporation in 1982 under the name Los Angeles Auto Salvage, Inc. In January 1990, all our outstanding capital stock was acquired in a leveraged buyout, and in October 1991 we changed our name to Insurance Auto Auctions, Inc. We completed our initial public offering in November 1991. In 1997, we reincorporated in the State of Illinois. On February 22, 2005, Axle Holdings, Axle Merger and IAAI entered into a merger agreement that provided for the merger of Axle Merger with and into IAAI, with IAAI continuing as the surviving corporation. Upon completion of the merger and related transactions on May 25, 2005, we became a direct, wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso), and our common stock was delisted from the Nasdaq Stock Market.

Employees

At June 26, 2005, we employed approximately 956 full-time persons. We are not subject to any collective bargaining agreements and believe that our relationship with our employees is good.

Properties

Currently, we serve our customer base through 80 facilities in 32 states, with locations in 60 of the top 75 metropolitan markets in the United States. We lease approximately 69 properties in Alabama, Arkansas, Arizona, California, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, New Jersey, New York, North Carolina, Oregon, Pennsylvania, South Carolina, Texas, Utah, Virginia, Washington and Wisconsin. We own 11 properties in Illinois, Kansas,

Michigan, New Mexico, New York, Oklahoma, South Carolina and Texas. All of these properties are used primarily for auction and storage purposes consisting on average of approximately 21 acres of land.

Our principal administrative, sales, marketing and support functions are located in Westchester, Illinois. The lease on the office space in Westchester expires on August 31, 2016. Management believes that our properties are adequate for our current needs and that suitable additional space will be available on reasonably acceptable terms as required.

Legal Proceedings

We are party to a number of lawsuits arising in the normal course of our business. We do not believe that any pending litigation will have a material adverse effect on our consolidated financial position.

Emery Air Freight Accident

On February 4, 2003, we filed a lawsuit in the Superior Court of California, County of Sacramento, against Emery Air Freight Corporation, or Emery, Tennessee Technical Services, or TN Tech, and Bob and Corrine Spence, or the Spences. The lawsuit sought to recover damages caused by the crash of an Emery DC-8 aircraft onto our Rancho Cordova, California facility on February 16, 2000. The aircraft was destroyed, and the three crew members aboard the aircraft were killed. The crash and the resulting release of jet fuel and fire destroyed a significant part of our facility and contaminated it with ash, hydrocarbon, lead and other toxic materials. Emery refused to clean up the contamination, and we were required to do so. We suffered more than $3.0 million in inventory loss, clean-up and remediation costs, business interruption losses, legal and consulting fees, and other losses, costs, and expenses. We maintained insurance policies that covered a significant portion of our losses. Our insurer, Reliance Insurance Company, paid almost $1.0 million on our lost inventory claims. However, in October 2001, the Pennsylvania Insurance Commissioner put Reliance into reorganization, a petition in bankruptcy was filed, and it appears unlikely that Reliance will make any further payments to us. We have filed claims with the California Insurance Guarantee Association, which provides coverage for California property losses insured by an admitted insurer that is unable to pay covered claims. The Association has refused to pay our claims and has taken the position that its liability to us is limited to $0.5 million.

In our lawsuit, we sought to recover from Emery and TN Tech for negligence, trespass, and negligent maintenance of the aircraft. We also filed suit against the Spences, alternatively, seeking to recover from the Spences for breach of provisions in our lease requiring that they as landlord either pay for or share the cost of remediation of hazardous wastes. The Spences filed a cross-complaint against us alleging breach of contract. On October 6, 2004, we entered into a settlement and arbitration agreement with the Spences whereby each party dismissed, without prejudice, its claims against the other. Furthermore, on April 12, 2005, we mediated the remaining claims against Emery and TN Tech and reached a settlement whereby TN Tech agreed to pay us $2.35 million for our unrecovered losses resulting from the crash. In exchange, we agreed to release TN Tech and Emery from all claims arising from the crash. On June 8, 2005, we received payment of the settlement amount and filed a motion dismissing the lawsuit against all parties.

Relocation of the Woodinville Branch

On September 16, 2003, we received notice from the King County Wastewater Treatment Division, Department of Natural Resources, that King County was in the process of building a water treatment facility and that our Woodinville, Washington branch was located within the boundaries of the likely site for placement of this facility. In the notice, we were advised that if the site was selected, King County would pursue acquisition of the property from our landlord, Waterman Properties.

On October 3, 2003, we received further notice from King County that it had extended an offer to purchase the Woodinville site from Waterman Properties and that, if the offer was accepted, we would be expected to enter into a lease arrangement with King County until such time as King County directed it to vacate the facility. The notice stated that we would be entitled to at least 90 days’ notice prior to being required to vacate. In an open house meeting on December 1, 2003, King County announced that it expected all property owners and tenants to vacate the proposed water treatment site no later than the end of 2004. We never received formal notice of this timeline from King County; instead, we were advised of the timeline from counsel who attended the open house meeting.

We have retained counsel and other consultants to assist in our relocation effort, protect our interests in the value of leasehold improvements made to the premises and recover costs resulting from the relocation. Pursuant to applicable law, we are entitled to reimbursement of certain costs associated with the relocation of our business from this site to another suitable location.

Under our lease with Waterman Properties, we are entitled to the value of our leasehold improvements invested in the property. There is currently a dispute between us and Waterman Properties regarding how to value the improvements made to the Woodinville facility. On March 4, 2004, we filed a lawsuit in Snohomish County Superior Court against King County and Waterman Properties asking the court to appoint a receiver to manage a portion of the funds (up to $1.5 million) that Waterman Properties might receive from King County and to award us a portion of the condemnation award in an amount equal to the value of our leasehold improvements. The outcome of this action is uncertain at this time.

Since that date, we began searching for an alternate location on which to relocate, believing that in all likelihood we would be required to vacate the Woodinville facility by year’s end. On November 16, 2004, we entered into a new lease for property located in Tukwila, Washington. Simultaneously, we negotiated a settlement with King County, whereby we terminated our lease with Waterman Properties and dismissed our complaint against King County to permit the sale and purchase of the Woodinville property. The settlement further provided for $900,000 of the purchase price to be placed into escrow for payment of any judgment that might be awarded in our ongoing suit against Waterman. The outcome of this action remains uncertain at this time. At year end, we exited the Woodinville facility and we wrote off leasehold improvements of approximately $991,000. To date, we have received $296,000 in relocation expenses.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table provides certain information regarding our directors, executive officers and key employees as of August 23, 2005. Each director and officer will hold office until a successor is elected or qualified or until his earlier death, resignation or removal. Kelso has the right to designate all of our directors pursuant to a shareholders agreement and to remove any or all of them from time to time. See “Certain Relationships and Related Transactions—Shareholders Agreement.”

Name	Age	Position
Thomas C. O’Brien	51	President, Chief Executive Officer and Director
David R. Montgomery	48	Senior Vice President and Chief Operating Officer
Scott P. Pettit	42	Senior Vice President and Chief Financial Officer
Donald J. Hermanek	56	Senior Vice President, Sales and Marketing
John R. Nordin	48	Senior Vice President, Chief Information Officer
John W. Kett	41	Senior Vice President, Planning and Business Development
Sidney L. Kerley	31	Vice President, General Counsel and Secretary
David J. Ament	30	Director
Brian T. Clingen	45	Director
Church M. Moore	33	Director
David I. Wahrhaftig	48	Director

Thomas C. O’Brien became President and Chief Executive Officer in November 2000. As President and Chief Executive Officer Mr. O’Brien oversees our overall corporate administration as well as strategic planning. Prior to joining us, Mr. O’Brien served as president of Thomas O’Brien & Associates from 1999 to 2000. From 1996 to 1999, he served as executive vice president of Vistar, Inc. From 1992 to 1996, he served as president of Globe Glass & Mirror Co., one of the two entities combined to form Vistar, Inc.

David R. Montgomery joined us in April 2001 as Senior Vice President and Chief Operating Officer. Mr. Montgomery is responsible for our operations, including our National Network and specialty salvage business. Prior to joining us, Mr. Montgomery served as chief executive officer of Greenleaf Acquisitions, LLC, a subsidiary of Ford Motor Company, from 1999 to April 2001. From 1996 to 1999, he served as area vice president of Safelite/Vistar Autoglass. From 1988 to 1996, he served in various management capacities at Windshields America, Inc., one of the two entities combined to form Vistar, Inc.

Scott P. Pettit joined us in April 2001 as Senior Vice President and Chief Financial Officer. Mr. Pettit is responsible for financial functions, real estate and investor relations. Prior to joining us, Mr. Pettit served as senior vice president and chief financial officer of Corsolutions Medical Inc. from 1998 to April 2001. From 1996 to 1998, he served as vice president finance and chief financial officer of Vistar, Inc. From 1994 to 1996, he served as senior vice president and chief financial officer of Globe Glass & Mirror Co., one of the two entities combined to form Vistar, Inc.

Donald J. Hermanek joined us in August 2000 as Senior Vice President of Sales and Marketing. Mr. Hermanek is responsible for the sales and marketing functions, including field sales and the corporate accounts group. Prior to joining us, Mr. Hermanek served as vice president of business development for Consolidated Services Corp. from 1997 to 2000. He also served as vice president of National Sales for Safelite Glass Corporation from 1992 to 1997.

John R. Nordin joined us in November 2003 as Senior Vice President, Chief Information Officer. Mr. Nordin is responsible for information services functions, including software application acquisition and development, computer operations and telecommunications. Prior to joining us, Mr. Nordin served as vice president and chief information officer at A. M. Castle & Co. from 1998 to November 2003. From 1995 to 1998, he served as vice president and chief information officer at Candle Corporation of America.

John W. Kett joined us in August 2001 as Vice President of Field Support. In June 2004, he was named Senior Vice President of Planning and Business Development. Mr. Kett is responsible for planning, pricing, financial analysis and has primary responsibility for business development. Prior to joining us, Mr. Kett served as controller for Central Steel and Wire Co. from 1998 to 2001 and controller of Vistar, Inc from 1996 to 1998. From 1992 to 1996, Mr. Kett held various positions at Globe Glass & Mirror Co. including regional operations manager.

Sidney L. Kerley joined us in April 2001 as Corporate Counsel. In April 2002, he was named Vice President, Corporate Counsel. He is responsible for our general legal affairs, including SEC compliance and filings, mergers and acquisitions, corporate finance and litigation. Prior to joining us, Mr. Kerley served as an attorney at Fairbank & Vincent.

David J. Ament became a director in May 2005. Mr. Ament joined Parthenon Capital in 2003 and is a partner in its Boston office. Prior to joining Parthenon, he was a principal at Audax Group from 2001 to 2003. Prior to that, Mr. Ament was an investment professional at Apollo Advisors.

Brian T. Clingen became a director in May 2005. Mr. Clingen is the founder and president of BP Capital Management, an investment management company based in Oak Brook, Illinois. Mr. Clingen founded BP Capital Management in August 1998. Mr. Clingen is also a director of Endo Pharmaceuticals, Inc.

Church M. Moore became a director in May 2005. Mr. Moore joined Kelso & Company in 1998 and has been a Vice President since 2004. From 1997 to 1998, he was an associate at Investcorp International, Inc. From 1994 to 1997, Mr. Moore was an associate at BT Securities Corporation. Mr. Moore is also a director of Del Laboratories, Inc.

David I. Wahrhaftig became a director in May 2005. Mr. Wahrhaftig joined Kelso & Company in 1987 and has been managing director since 1997. From 1982 to 1987, he served as associate director of mergers and acquisitions and a management consultant for Arthur Young & Company. Mr. Wahrhaftig is also a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc., BWAY Corporation and Earle M. Jorgensen Company.

Committees of the Board of Directors

The board of directors has established an audit committee and a compensation committee. The audit committee recommends the annual appointment of independent auditors. The audit committee reviews with the auditors the scope of the audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal controls. The compensation committee reviews and approves the compensation and benefits of our employees, directors and consultants, administers our employee benefits plans, authorizes and ratifies stock option grants and other incentive arrangements, authorizes employment and related agreements and oversees our corporate governance matters. Messrs. Clingen, Moore and Wahrhaftig serve on the audit committee and Messrs. Clingen, Moore, O’Brien and Wahrhaftig serve on the compensation committee. Mr. Clingen serves as chairman of the audit committee and Mr. Wahrhaftig serves as chairman of the compensation committee.

Executive Compensation

The following table provides certain information concerning the compensation earned, for services rendered in all capacities to us and our subsidiaries during each of the last three years, by our Chief Executive Officer and each of our other four most highly compensated executive officers in 2004, collectively the “named executive officers.”

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	ANNUAL COMPENSATION						LONG-TERM COMPENSATION AWARDS			All Other Compensation($)
		Salary($)(1)		Bonus($)		Other Annual Compensation($)		Restricted Stock Awards($)(2)	Securities Underlying Options(#)
Thomas C. O’Brien President and Chief Executive Officer	2004 2003 2002	$400,000 400,000 350,000		$	— 163,000 —	$18,000 18,000 18,000	(3) (3) (3)	$663,000 207,750 —	— 60,000 60,000	(5) (6)	$13,000 6,000 8,000	(4) (4) (4)

David R. Montgomery Sr. Vice President and Chief Operating Officer	2004 2003 2002	257,000 257,000 232,000			— 87,000 —	18,000 18,000 18,000	(3) (3) (3)	331,500 103,875 —	— 30,000 30,000	(5) (6)	8,000 8,000 7,000	(4) (4) (4)

Scott P. Pettit Sr. Vice President and Chief Financial Officer	2004 2003 2002	230,000 230,000 205,000			— 76,000 —	18,000 18,000 18,000	(3) (3) (3)	331,500 103,875 —	— 30,000 30,000	(5) (6)	7,000 8,000 7,000	(4) (4) (4)

Donald J. Hermanek Sr. Vice President—Sales and Marketing	2004 2003 2002	220,000 220,000 200,000			— 75,000 —	18,000 18,000 18,000	(3) (3) (3)	331,500 103,875 —	— 30,000 30,000	(5) (6)	9,000 7,000 7,000	(4) (4) (4)

John R. Nordin Sr. Vice President, Chief Information Officer	2004 2003 2002	180,000 21,000 —	(7)		— — —	18,000 1,500 —	(3)	331,500 103,875 —	— 30,000 —	(8)	7,000 — —	(4)

(1)	Includes salary deferred under our company’s 401(k) Plan and Internal Revenue Service Section 125 Plan. All amounts are rounded to the nearest thousand.
(2)	The market value of the common stock underlying restricted stock units, or RSUs, was determined by using the closing price per share of the common stock on the applicable grant date, as reported on the NASDAQ Stock Market, and without recognizing any diminution in value attributable to the restrictions on RSUs. Fiscal 2004 RSUs were granted on November 19, 2004 (the closing price on that date was $22.10) and fiscal 2003 RSUs were granted on November 14, 2003 (the closing price on that date was $13.85). All RSUs became fully vested in connection with the transactions.
(3)	Reflects amounts paid by us pursuant to an automobile allowance.
(4)	Represents matching contributions that we made to our 401(k) Plan on behalf of the named executive officer.
(5)	Includes a grant of options to purchase shares of common stock at a price of $13.85 per share pursuant to a resolution adopted by the Board of Directors on September 16, 2003.
(6)	Includes a grant of options to purchase shares of common stock at a price of $15.50 per share pursuant to a resolution adopted by the Board of Directors on December 4, 2002.
(7)	Mr. Nordin became an employee on November 14, 2003. The salary paid to Mr. Nordin for the 2003 fiscal year was based on his employment agreement dated October 23, 2003.
(8)	Mr. Nordin received a grant of options to purchase 30,000 shares of common stock at a price of $13.85 per share pursuant to his employment agreement dated October 23, 2003.

Stock Options

There were no stock options granted to the named executive officers during 2004.

The following table sets forth information with respect to unexercised options held as of the end of the 2004 fiscal year by the named executive officers. No stock appreciation rights were outstanding at the end of 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)(2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas C. O’Brien	345,000	75,000	$3,728,550	$573,750
David R. Montgomery	97,500	62,500	891,375	529,925
Scott P. Pettit	97,500	62,500	891,375	529,925
Donald J. Hermanek	77,500	47,500	562,885	369,095
John R. Nordin	7,500	22,500	62,325	186,975

(1)	“In-the-money” options are options whose exercise prices were less than the market price of the common stock on December 26, 2004, the last day of the 2004 fiscal year.
(2)	Based upon the market price of $22.16 per share, which was the closing price per share of the common stock on the NASDAQ National Market on December 26, 2004, less the exercise price payable per share.

2005 Shareholder Value Incentive Plan

The 2005 shareholder value incentive plan, which was adopted by IAAI’s board of directors on February 22, 2005, granted an aggregate transaction bonus of approximately $875,086 upon the closing of the merger to the following executive officers: Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley. The plan expired upon payment of the transaction bonuses. Pursuant to the 2005 shareholder value incentive plan, executive officers and directors of IAAI received the following payments in cash upon consummation of the merger:

NAME OF EXECUTIVE OFFICER	AMOUNT OF TRANSACTION BONUS
Thomas C. O’Brien	$192,500
David R. Montgomery	$145,862
Scott P. Pettit	$145,862
Donald J. Hermanek	$145,862
John R. Nordin	$87,500
John W. Kett	$87,500
Sidney L. Kerley	$70,000
Total	$875,086

2005 Incentive Plan

At the time of the merger, we had in effect a 2005 Incentive Plan under which incentive bonuses were payable to executive officers and certain other management employees upon the achievement of goals and objectives determined by the board of directors. The plan terminated upon the closing of the merger and payments under the plan were made to management employees other than the named executive officers. Aggregate payments to be made to the executive officers under the plan are approximately $0.8 million and have been deferred. We expect these amounts to be paid later this year.

Profit Interests in the LLC

In connection with the merger, our named executive officers and certain other officers were awarded profit interests in the LLC that entitle them to a portion of any appreciation in the value of the assets of the LLC following the closing of the transactions. Approximately one-third of the profit interests are service-related and will vest in equal quarterly installments over three years, and the remaining profit interests are performance-related and will vest based on Kelso’s achievement of certain multiples on its original indirect equity investment in Axle Holdings, subject to an internal rate of return minimum and continued employment with the LLC or affiliates thereof, including IAAI. Profit interests are subject to transfer restrictions. The combined economic interest in the appreciation in the equity of Axle Holdings granted through LLC profit interests and through the new stock incentive plan (as further described below) of Axle Holdings is expected to be approximately 13.0% on a fully diluted basis, in the aggregate.

Axle Holdings Stock Incentive Plan

Axle Holdings has adopted a new stock incentive plan that provides for grants of incentive and non-qualified stock options as well as grants of restricted stock to officers or other key employees of Axle Holdings or any subsidiary. 281,352 shares are reserved for issuance of options under the incentive plan, which represents approximately 4.78% of the outstanding shares of Axle Holdings common stock on a fully diluted basis immediately after the merger. The combined economic interest in the appreciation in the equity of Axle Holdings granted to employees of IAAI through the new stock incentive plan and to continuing investors and other persons, if any, through LLC profit interests is expected to be approximately 13.0% on a fully diluted basis, in the aggregate.

The exercise price, vesting schedule and number of options granted under the incentive plan will be determined by the compensation committee, provided that the exercise price cannot be less than the fair market value (as determined under the incentive plan) of the Axle Holdings common stock on the date of grant.

The compensation committee may grant awards of restricted stock, subject to such restrictions, terms and conditions, as the compensation committee shall determine in its sole discretion. The compensation committee shall also determine the price to be paid for each share of restricted stock subject to the award which, to the extent required by law, shall not be less than the par value of the common stock of Axle Holdings. The vesting of a restricted stock award granted under the incentive plan may be conditioned upon the completion of a specified period of employment or service with Axle Holdings, upon the attainment of specified performance goals, and/or upon such other criteria as the compensation committee may determine in its sole discretion.

Unless otherwise determined by the compensation committee at the time of grant, upon an Exit Event (as defined in the incentive plan), all awards of restricted stock (whether or not then exercisable) shall vest and each option that, by its terms, becomes exercisable solely upon completion of a stated period of service, together with any outstanding options that, prior to or in connection with such exit event, have become exercisable in connection with the attainment of performance objectives, will be canceled in exchange for a payment in cash of an amount equal to the excess of the price paid in the exit event transaction over the exercise price of such restricted stock award or option. All remaining options that have not become exercisable at the time of the Exit Event will be canceled. Notwithstanding the foregoing, if provided in the option agreement, no cancellation or cash settlement or other payment will occur upon an Exit Event with respect to any option if the compensation committee reasonably determines in good faith prior to the occurrence of an Exit Event that such option will be honored or assumed, or new rights substituted therefor by a participant’s employer (or the parent or a subsidiary of such employer) immediately following the Exit Event.

To be approved by the compensation committee, any honored, assumed or new rights must:

•	provide the participant with equivalent or better rights and entitlements than the rights available under the current options; and

•	have substantially equivalent economic value to the current options.

An award of options or restricted stock is not transferable other than by will or by the laws of descent and distribution or, if permitted by the compensation committee. All of the shares acquired upon exercise of any option or the grant of a restricted stock award will be subject to the stockholder arrangements described below. See “Certain Relationships and Related Transactions—Shareholders Agreement.”

Compensation of Directors

Directors who are employed by us, Kelso or Parthenon are not entitled to receive any fees for serving as directors. We have not yet determined whether directors who are not employed by us, Kelso or Parthenon will receive any compensation for serving on the board of directors or any reimbursement for their out-of-pocket expenses incurred in connection with attendance in person at board or committee meetings.

Employment Contracts And Change-In-Control Arrangements

The following is a description of the employment or consulting agreements in effect between our company and the named executive officers.

The compensation paid to Thomas C. O’Brien, President and Chief Executive Officer, for the 2004 fiscal year was based on an amended and restated employment agreement dated April 2, 2001. Under his employment agreement, Mr. O’Brien is entitled to an annual base salary of $350,000 or such increased amount as may be determined from time to time by the Board, and a performance incentive bonus of 100% of his annual salary based upon the achievement of target performance goals. Mr. O’Brien will be entitled to receive in excess of 100% of his annual salary as a performance incentive if our company’s performance exceeds the goals and objectives determined by the Board. We also granted Mr. O’Brien an option to purchase 300,000 shares of common stock in November 2000, which was exercisable in four equal annual installments.

The compensation paid to David R. Montgomery, Sr. Vice President and Chief Operating Officer, for the 2004 fiscal year was based on an April 2, 2001 employment agreement. Under his employment agreement, Mr. Montgomery is entitled to an annual base salary of $225,000 or such increased amount as may be determined from time to time by the Board, and a performance incentive bonus of 75% of his annual salary based upon the achievement of target performance goals. We also paid Mr. Montgomery a signing bonus of $25,000 and granted him an option to purchase 100,000 shares of common stock in April 2001, which was exercisable in four equal annual installments.

The compensation paid to Scott P. Pettit, Sr. Vice President and Chief Financial Officer, for the 2004 fiscal year was based on an April 2, 2001 employment agreement. Under his employment agreement, Mr. Pettit is entitled to an annual base salary of $195,000 or such increased amount as may be determined from time to time by the Board, and a performance incentive bonus of 75% of his annual salary based upon the achievement of target performance goals. We paid Mr. Pettit a signing bonus of $35,000 and granted him an option to purchase 100,000 shares of common stock in April 2001, which was exercisable in four equal annual installments.

The compensation paid to John R. Nordin, Sr. Vice President and Chief Information Officer, for the 2004 fiscal year was based on an October 23, 2003 employment agreement. Under his employment agreement, Mr. Nordin is entitled to an annual base salary of $180,000 or such increased amount as may be determined from time to time by the Board, and a performance incentive bonus of 50% of his annual salary based upon the achievement of target performance goals. We granted Mr. Nordin an option to purchase 30,000 shares of common stock, which is exercisable in four equal annual installments.

Additionally, each of the agreements for the above-named executive officers has a change of control provision that provides that in the event that the named executive officer’s employment with our company is terminated involuntarily or without cause within two years of the effective date of a change in control (as defined therein), the named executive officer will be entitled to receive 18 months worth of annual base salary and other accrued obligations, plus continued coverage under our health benefit plans for up to 18 months under certain circumstances. The transactions constituted a change of control under the employment agreements.

On September 5, 2000, we entered into a change of control and employment agreement with Mr. Hermanek. The term of the agreement commences upon a change of control and ends on the second anniversary of the date of the change of control, unless renewed pursuant to the terms of the agreement. Under this agreement, during the two years following a change of control (as defined therein), Mr. Hermanek is entitled to an annual base salary equal to at least 12 times the highest monthly base salary paid to him during the year immediately preceding the month in which a change of control occurs. During the two years following a change of control, Mr. Hermanek is entitled to an annual bonus at least equal to the greater of (i) Mr. Hermanek’s target bonus payable under our incentive plans for the fiscal year in which the change of control occurs and (ii) the average of Mr. Hermanek’s annual bonuses actually paid under our incentive plans for the three fiscal years immediately preceding the fiscal year in which the change of control occurs. This agreement also provides that in the event that Mr. Hermanek’s employment with our company is terminated by us without cause or by Mr. Hermanek with good reason (as such terms are defined therein), he will be entitled to receive (i) a lump sum payment of his base salary plus bonus calculated as set forth in the agreement, plus (ii) benefits to Mr. Hermanek and his family at least equal to those which would have been provided to them in accordance with our plans, programs, practices and policies then in place (until he is employed by another employer and is eligible to receive comparable benefits from such employer) and (iii) additional benefits through COBRA at the end of that 18-month period. The transactions constituted a change of control under Mr. Hermanek’s agreement.

Executive Severance Plan

Effective August 9, 2000, we adopted a severance plan that provides certain severance benefits to our executive officers for a minimum of six months up to a maximum of 12 months in the event the executive officer’s employment is terminated under certain circumstances.

Unless otherwise increased by us in our sole discretion, if we terminate the executive officer’s employment for any reason other than for cause (as defined in the plan), or if the executive officer voluntarily terminates employment with us for good reason, (as defined in the plan), the executive officer will receive, in exchange for providing us with a duly executed waiver and release, a monthly severance benefit payable over a minimum of six months up to a maximum of 12 months, in an amount equal to the product of (i) times (ii), where:

(i) represents the sum of:

(A) the executive officer’s annualized base salary on the termination date; plus

(B) the executive officer’s average annual bonus received over the eight fiscal quarters immediately preceding the fiscal quarter during which the executive officer’s employment is terminated, without exceeding the executive officer’s target bonus for the fiscal year during which the termination occurs; plus

(C) the executive officer’s auto allowance for the fiscal year during which the termination occurs;

(ii) represents a fraction, the numerator of which is the number of whole completed years of employment, but not less than six nor more than 12, and the denominator of which is 12; provided, however, that in the event that the executive officer’s termination of employment occurs within one year following the date on which a new chief executive officer is hired by us, the executive officer shall receive 12 months of severance pay generally calculated on the basis of the amounts set forth; provided, further, that the amount taken into account as the executive officer’s bonus shall be equal to the executive officer’s target bonus for the fiscal year during which the executive officer’s employment is terminated.

An executive officer is not entitled to any benefit if we terminate the officer’s employment for cause, if the officer voluntarily terminates employment for any reason other than good reason, or if the officer’s employment is terminated as a result of death or disability. If an officer has an employment agreement with us, the officer is not eligible for severance benefits under the plan. Currently, all of our executive officers have employment agreements and thus are not eligible for benefits under the plan.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, officers and employees, including its principal executive officer, principal financial officer, controller and principal accounting officer. Our code of ethics is available on our website at www.iaai.com. Any amendments to, or waivers from, our code of ethics will be disclosed on our website.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The LLC, through Axle Holdings, owns 100% of our equity interests. The following table sets forth certain information as of June 26, 2005 with respect to the beneficial ownership of Axle Holdings’ equity securities by: (1) each person or entity who owns of record or beneficially 5% or more of any class of Axle Holdings’ voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group. To our knowledge, each shareholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

	Shares Beneficially Owned
Name	Number of Shares of Common Stock(1)	Percentage of Class(2)
Principal Shareholders:
Axle Holdings II, LLC(3)	5,605,697	100.0%
Kelso Investment Associates VII, L.P.(3)(4)	4,741,418	84.6
KEP VI, LLC(3)(4)	4,741,418	84.6
Frank T. Nickell(3)(4)(5)	4,741,418	84.6
Thomas R. Wall, IV(3)(4)(5)	4,741,418	84.6
George E. Matelich(3)(4)(5)	4,741,418	84.6
Michael B. Goldberg(3)(4)(5)	4,741,418	84.6
David I. Wahrhaftig(3)(4)(5)(8)	4,741,418	84.6
Frank K. Bynum, Jr.(3)(4)(5)	4,741,418	84.6
Philip E. Berney(3)(4)(5)	4,741,418	84.6
Frank J. Loverro(3)(4)(5)	4,741,418	84.6
James J. Connors, II(3)(4)(5)	4,741,418	84.6
Entities affiliated with Parthenon(6)(7)	585,553	10.4
Executive Officers and Directors:
Thomas C. O’Brien(8)(9)	129,213	2.2
David R. Montgomery(10)	46,767	*
Scott P. Pettit(11)	46,767	*
John R. Nordin(12)	7,398	*
Donald J. Hermanek(13)	35,546	*
John W. Kett(14)	11,183	*
Sidney L. Kerley(15)	4,497	*
David J. Ament(8)	—	*
Brian T. Clingen(8)	78,074	1.4
Church M. Moore(8)(16)	—	*
David I. Wahrhaftig(5)(8)	4,741,418	84.6
Executive Officers and Directors as a group (11 persons)(17)	5,100,863	91.0

*	Less than one percent.
(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of the completion of the transactions.
(2)

Shares subject to options exercisable within 60 days of June 26, 2005 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others. Percentages for the LLC, Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, KEP VI, LLC, or KEP VI, and Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors are reflective of beneficial ownership of LLC common interests. Percentages for entities affiliated with Parthenon are reflective of beneficial ownership of LLC common interests held by Parthenon, PCIP Investors, or PCIP, and J&R Founders Fund II, L.P., or J&R. Except as indicated, percentages for executive officers and directors are reflective of beneficial ownership of outstanding shares of Axle Holdings (including shares that may be deemed to be owned by virtue of ownership interests in the LLC).
(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(4)	Includes shares of common stock held by: (i) KIA VII and (ii) KEP VI. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by the LLC, by virtue of their ownership interests in the LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of KIA VII and KEP VI disclaim such beneficial ownership.
(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by the LLC, by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.
(6)	Includes (i) 568,941 shares held by Parthenon, (ii) 7,829 shares held by PCIP and (iii) 8,783 shares held by J&R. Parthenon, PCIP and J&R may be deemed to share beneficial ownership of shares of common stock owned of record by the LLC, by virtue of their ownership interests in the LLC. Parthenon, PCIP and J&R, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of Parthenon, PCIP and J&R disclaim such beneficial ownership. The managing partners of the ultimate general partner of Parthenon, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, each have beneficial ownership of (i) the shares held by Parthenon, through their indirect control of PCAP Partners II, LLC, an affiliate of Parthenon, (ii) the shares held by PCIP, a general partnership of which they have control as general partners, and (iii) the shares held by J&R, a limited partnership which they control through its general partner, J&R Advisors F.F., Inc. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(7)	The business address for Parthenon, PCIP and J&R is 75 State Street, 26th floor, Boston, MA 02109.
(8)	Members of our board of directors.
(9)	Includes (i) 128,432 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. O’Brien’s ownership interest in the LLC.
(10)	Includes (i) 45,986 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Montgomery’s ownership interest in the LLC.
(11)	Includes (i) 45,986 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Pettit’s ownership interest in the LLC.
(12)	Includes (i) 6,617 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Nordin’s ownership interest in the LLC.
(13)	Includes (i) 34,765 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Hermanek’s ownership interest in the LLC.
(14)	Includes (i) 10,402 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Kett’s ownership interest in the LLC.
(15)	Includes (i) 3,716 shares of common stock issuable pursuant to options that are currently exercisable and (ii) 781 shares of common stock held of record by the LLC, by virtue of Mr. Kerley’s ownership interest in the LLC.
(16)	Mr. Moore may be deemed to share beneficial ownership of shares of common stock owned of record by the LLC, by virtue of his status as a non-managing member of KEP VI and of Kelso GP VII, LLC, the principal business of which is serving as the general partner of Kelso GP VII, L.P., the principal business of which is serving as the general partner of KIA VII. Mr. Moore disclaims beneficial ownership of such interests.
(17)	Includes shares of common stock the beneficial ownership of which Mr. Wahrhaftig may be deemed to share, as described in footnote 5 above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders Agreement

IAAI is a direct, wholly-owned subsidiary of Axle Holdings. On May 25, 2005, Axle Holdings entered into a shareholders agreement with the LLC, which owns all of Axle Holdings issued and outstanding common stock, and the continuing investors who own options to purchase common stock of Axle Holdings. The board of directors of Axle Holdings currently consists of five directors. Pursuant to the shareholders agreement, the LLC has the right to designate all of the directors on the board of directors of Axle Holdings.

The shareholders agreement generally restricts the transfer of shares of common stock and options (including any shares into which any options have been exercised) owned by the continuing investors, or any other shareholders, that are or become parties to the agreement. Exceptions to this restriction include certain transfers of shares for estate planning purposes, certain pledges and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the continuing investor or employee (so long as Axle Holdings has been given the opportunity to purchase the common stock subject to such involuntary transfer).

In addition, the parties to the shareholders agreement have “tag-along” rights to sell their shares on a pro rata basis with the LLC in significant sales by the LLC to third parties, and the LLC will have “drag-along” rights to cause the other parties to the shareholders agreement to sell their shares on a pro rata basis with the LLC in significant sales by the LLC to third parties. The continuing investors are subject to “put” and “call” rights, which entitle these persons to require Axle Holdings to purchase their shares or options, and which entitle Axle Holdings to require these persons to sell their shares or options to Axle Holdings, upon certain terminations of the shareholder’s employment with IAAI or any affiliate, at differing prices, depending upon the circumstances of the termination.

Registration Rights Agreement

Axle Holdings entered into a registration rights agreement with the other parties to the shareholders agreement on May 25, 2005. Under the terms of the registration rights agreement, the LLC has the right to make an unlimited number of requests that Axle Holdings use its best efforts to register its shares under the Securities Act. In any demand registration, or if Axle Holdings proposes to register any shares (subject to certain exceptions, such as benefit plan registrations), all of the parties to the registration rights agreement have the right to participate on a pro rata basis, subject to certain conditions.

LLC Agreement

Affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors entered into the LLC agreement dated May 25, 2005. The Kelso affiliates, Parthenon and certain of its affiliates, Magnetite and Messrs. Clingen and Simon own approximately 99.9% of the common interests in the LLC and the continuing investors own less than 0.1% of the common interests in the LLC. Parthenon and its affiliates acquired approximately 10.4% of the common interests in the LLC. Magnetite acquired approximately 1.4% of the common interests in the LLC. Messrs. Clingen and Simon acquired, in the aggregate, approximately 3.5% of the common interests in the LLC. The LLC agreement provides that the continuing investors and possibly others having senior management and/or strategic planning-type responsibilities may be awarded profit interests in the LLC that may entitle such persons to a portion of the future appreciation in the value of the assets of the LLC (including the stock in IAAI held through Axle Holdings) following the closing of the transactions. The combined economic interest in the appreciation in the equity of Axle Holdings granted to continuing investors and possibly others through profit interests and to employees of IAAI through the new Axle Holdings stock incentive plan is approximately 13.0% on a fully diluted basis, in the aggregate.

The LLC agreement generally restricts the transfer of interests in the LLC owned by the continuing investors and the other members of the LLC. Exceptions to this restriction include transfers of common interests for certain estate planning purposes and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision (so long as the LLC has been given the opportunity to purchase the interests subject to such involuntary transfer). In addition, the non-Kelso members have “tag-along” rights to sell their common interests on a pro rata basis with the Kelso affiliates in significant sales to third parties. Similarly, the Kelso affiliates have “drag-along” rights to cause the other members to sell their shares on a pro rata basis with the Kelso affiliates in significant sales to third parties. The continuing investors are subject to “put” and “call” rights, which entitle these persons to require the LLC to purchase their common interests, and which entitle the LLC to require these persons to sell their common interests to the LLC, under certain specified circumstances.

The Kelso affiliates have the right to designate all of the directors on the board of directors of the LLC. Pursuant to the LLC agreement, the LLC will be dissolved and its affairs wound up upon the occurrence of: (i) the vote of the board of directors and members or (ii) any event which under applicable law would cause the dissolution of the LLC.

Conversion Agreements and Exchange Agreements

On May 25, 2005, each of the continuing investors entered into a separate conversion agreement and a separate exchange agreement with Axle Holdings under which the continuing investor agreed to (i) exchange, effective as of the closing of the merger, certain of his options to purchase common stock of IAAI for options to purchase common stock of Axle Holdings and (ii) accept a cash payment in exchange for cancellation of his remaining options to purchase common stock in IAAI. The continuing investors converted and exchanged stock options of IAAI having an aggregate spread value of approximately $3.3 million for Axle Holdings stock options with an equivalent spread value and received an aggregate payment of $11,407,666 for cancellation of their remaining options. As a result of these agreements, the continuing investors hold options to purchase Axle Holdings stock representing in the aggregate approximately 4.7% of the common stock of Axle Holdings on a fully diluted basis immediately after the merger. In addition, the continuing investors own, through their ownership interests in the LLC, common stock of Axle Holdings representing in the aggregate less than 0.1% of the common stock of Axle Holdings on a fully diluted basis.

Financial Advisory Agreements

Under the terms of a financial advisory and closing fee letter agreement between Kelso and Axle Merger, upon completion of the merger, IAAI (1) paid a fee of $4.475 million to Kelso and (2) commenced paying to Kelso an annual financial advisory fee of $500,000 payable in quarterly installments in advance (with the first such installment, prorated for the remainder of the then current quarter, payable at the closing of the merger) for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI will indemnify Kelso, Axle Holdings and Kelso’s officers, directors, affiliates, and their respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger), Kelso’s investment in IAAI, Kelso’s control of Axle Merger, IAAI and their respective subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It requires IAAI to reimburse Kelso’s expenses incurred in connection with the merger and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees by IAAI to Kelso, as may be determined by the board of directors of IAAI and Kelso, in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger, upon completion of the merger IAAI paid to PCAP, L.P. a fee of $525,000.

M & M Acquisition

In January 1992, we purchased the auto salvage pool operations of M & M Auto Storage Pool, Inc., or M & M, and acquired an option to purchase the original 35 acres of land on which M & M’s operation is located. Melvin R. Martin, the founder, chief executive officer and principal shareholder of the auto salvage operation, was elected a director of our company in January 1992. Mr. Martin retired from the board in August 2004. We are required to pay rent to Mr. Martin during the 10-year term, or extended term, of the lease relating to the real property owned by Mr. Martin. In 2004, we paid $500,321 pursuant to the lease. We believe the terms of the lease are no less favorable than those available from unaffiliated third party lessors or licensors.

Dallas, Texas Lease

We lease certain property located in Dallas, Texas from a partnership in which Mr. Martin is a partner. In 2004, we paid $632,536 in rent under this lease. We believe the terms of the lease are no less favorable than those available from unaffiliated third party lessors.

Temporary Use License Agreement

On March 1, 2004, we entered into a Temporary License Agreement with Mr. Martin for the month-to-month rental of additional property adjacent to our Phoenix facility. Pursuant to the Temporary License Agreement, we expect to pay Mr. Martin $3,000 per month in additional rents. In 2004, we paid $36,000 pursuant to the temporary license agreement. We believe the terms of the Temporary License Agreement are no less favorable than those available from unaffiliated third party lessors or licensors.

Mr. Martin and our company are parties to an agreement pursuant to which Mr. Martin is compensated on a daily basis for consulting services, primarily in the areas of acquisitions and real estate. Mr. Martin received no compensation pursuant to the agreement in 2004.

DESCRIPTION OF SENIOR CREDIT FACILITIES

Overview

On May 19, 2005, Axle Merger entered into new senior credit facilities with Bear Stearns Corporate Lending Inc., as administrative agent, Deutsche Bank Securities Inc., as syndication agent, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., as lead arrangers, and the lenders party thereto from time to time. Upon the completion of the merger, IAAI assumed all the obligations of Axle Merger under the senior credit facilities. The following is a summary description of certain terms of our senior credit facilities.

Our senior credit facilities provide for aggregate maximum borrowings of $165.0 million under (1) a term loan in an aggregate principal amount of $115.0 million with a seven-year maturity and (2) a revolving credit facility, providing for up to $50.0 million of revolving loans outstanding at any time (including letters of credit) with a six-year maturity. Currently, the full amount under the term loan has been drawn down. Undrawn amounts under the revolving credit facility will be available on a revolving credit basis for our general corporate purposes.

Prepayments

The principal amount of the term loan amortizes in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the balance payable at maturity.

Subject to certain exceptions, the senior credit facilities are subject to mandatory prepayments and reduction in an amount equal to:

•	the net proceeds of (1) certain debt offerings by us or any of our subsidiaries, (2) certain asset sales by us or any of our subsidiaries (subject to customary reinvestment provisions), and (3) certain insurance recovery and condemnation events;

•	50% of the net proceeds of certain equity offerings of Axle Holdings and us; and

•	75% of excess cash flow (to be defined) subject to reduction based on our achievement of specified consolidated leverage ratio levels.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs.

Security; Guarantees

Our obligations under the senior credit facilities are guaranteed by Axle Holdings and each of our existing and certain future direct and indirect domestic subsidiaries.

The senior credit facilities and the interest rate hedging agreements thereof are secured on a first priority basis by (i) pledges of all the capital stock of all our direct or indirect domestic subsidiaries and up to 65% of the capital stock of each of our direct foreign subsidiaries and (ii) liens on substantially all of the tangible and intangible assets of us and the guarantors, subject to certain exceptions.

Interest

At our election, the interest rate per annum applicable to the loans under the senior credit facilities is based on a fluctuating rate of interest determined by reference to either (i) the euro dollar rate or (ii) the base rate, in each case plus an applicable margin to be subject to reduction based on our achievement of specified leverage ratio levels.

Fees

We pay certain fees with respect to the senior credit facilities, including (i) fees on the unused commitments of the lenders under the revolving facility, (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing bank, and (iii) administration fees.

Covenants

Our senior credit facilities contain a number of covenants that, among other things, limit or restrict our and our subsidiaries’ ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness (including the notes), pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture under which the notes are issued, engage in mergers or make capital expenditures, or engage in certain transactions with affiliates. The credit agreement requires us to at all times have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than three years. We also are required to comply with specified financial ratios and tests. Our ability to borrow under our senior credit facilities is dependent on, among other things, our compliance with these financial ratio tests. Failure to comply with these tests would result in a violation of the credit agreement and, absent a waiver or an amendment from the lenders, permit the lenders to accelerate all outstanding borrowings under the credit facilities.

Events of Default

Our senior credit facilities contain customary events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representations or warranties in any material respect, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, change of control, and certain bankruptcy or insolvency events.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under the heading “Certain Definitions.” For purposes of this section, the terms “the Company,” “we,” “our” and “us” mean only IAAI and not any of our subsidiaries. Certain of IAAI’s subsidiaries are guarantors of the notes. Each subsidiary of the Company which guarantees the notes is referred to in this section as a “Subsidiary Guarantor.” Each such guarantee is termed a “Subsidiary Guarantee.”

The notes were issued under an indenture dated April 1, 2005 (the “Indenture”), among the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), in a private transaction that is not subject to the registration requirements of the Securities Act. The Indenture contains provisions which define your rights under the notes. In addition, the Indenture governs the obligations of the Company and of each Subsidiary Guarantor under the notes and the Subsidiary Guarantees. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the TIA. For purposes of this section, the term “notes” refers to (i) the old notes, (ii) the new notes, and (iii) any Additional Notes (as defined below), except where the context otherwise requires.

The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in their entirety. We urge that you carefully read the Indenture as it, and not this description, governs the rights of Holders (as defined below). You may obtain a copy of the Indenture from the Company at its address set forth elsewhere in this prospectus. See “Where You Can Find Additional Information.”

You can find definitions of certain terms used in this description under “—Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “—Certain Definitions” have the respective meanings assigned to them in the Indenture.

Overview of the Notes and the Subsidiary Guarantees

The notes:

•	are senior unsecured obligations of the Company,

•	rank equally in right of payment with all existing and future senior Indebtedness of the Company,

•	are senior in right of payment to all future Subordinated Obligations of the Company,

•	are structurally subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of the Company that is not a Subsidiary Guarantor, and

•	are fully and unconditionally guaranteed by all existing and future Domestic Subsidiaries of the Company that guarantee payment by the Company of any Indebtedness (other than Immaterial Indebtedness) of the Company.

Since the notes are unsecured, in the event of a bankruptcy or insolvency, the Company’s secured lenders will have a prior secured claim to any collateral securing the debt owed to them.

The Subsidiary Guarantees of each Subsidiary Guarantor:

•	are general senior obligations of such Subsidiary Guarantor,

•	rank equally in right of payment with all existing and future senior Indebtedness of such Subsidiary Guarantor, and

•	are senior in right of payment to all future Subordinated Obligations of such Subsidiary Guarantor.

Since the Subsidiary Guarantees are unsecured obligations of each Subsidiary Guarantor, in the event of a bankruptcy or insolvency, such Subsidiary Guarantor’s secured lenders will have a prior secured claim to any collateral securing the debt owed to them. As of June 26, 2005, IAAI and the Subsidiary Guarantors had total Secured Indebtedness of approximately $116.1 million, $2.3 million of outstanding letters of credit, and $47.7 million that was available for additional borrowings under the revolving portion of IAAI’s senior credit facilities.

Not all of our future Subsidiaries will be required to Guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The notes will not be guaranteed by any future Foreign Subsidiaries, or by any Domestic Subsidiary that does not Guarantee payment of any other Indebtedness (other than Immaterial Indebtedness) of the Company.

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below in the definition of “Unrestricted Subsidiary” under “—Certain Definitions,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not Guarantee the notes.

Principal, Maturity and Interest

We initially issued notes in an aggregate principal amount of $150.0 million. The notes will mature on April 1, 2013. We issued the notes in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

Each note we have issued or will issue will bear interest at a rate of 11% per annum payable semi-annually in arrears on April 1 and October 1, beginning on April 1, 2005 or, if interest has already been paid, from the date it was most recently paid. We will pay interest semiannually to Holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment date. We will pay interest on overdue principal at such rate, and we will pay interest on overdue installments of interest at such rate to the extent lawful.

We will also pay liquidated damages to Holders if the registration statement of which this prospectus is a part is not declared effective on a timely basis or if certain other conditions are not satisfied. These liquidated damages provisions are more fully explained under the heading “—Registration Rights; Liquidated Damages.”

Indenture May Be Used For Future Issuances

We may issue additional notes having substantially identical terms and conditions to the notes (the “Additional Notes”) under the Indenture from time to time. We will only be permitted to issue Additional Notes if the issuance is in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same series as the notes that we are currently offering and will vote on all matters with such notes.

Paying Agent and Registrar

If a Holder of notes has given wire transfer instructions to us, we will pay all principal, interest and premium and liquidated damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on the notes will be made at any of our offices or at any agency designated by us. We have initially designated the corporate trust office of the Trustee to act as the agent of the Company in such matters. The location of the corporate trust office is N9303-120, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479. We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses.

Holders may exchange or transfer their notes at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes. We may, however, require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional Redemption

Except as set forth in the following paragraphs of this “Optional Redemption” section, we may not redeem the notes prior to April 1, 2009. On and after this date, we may redeem the notes, in whole or in part, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Year	Redemption Price
2009	105.500%
2010	102.750%
2011 and thereafter	100.000%

We, in our discretion, may require the satisfaction of one or more conditions precedent in connection with any such optional redemption.

Prior to April 1, 2008, on one or more occasions, we also may redeem up to a maximum of 35% of the original aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) with funds in an aggregate amount not exceeding the aggregate Net Cash Proceeds of one or more Equity Offerings, at a redemption price equal to 111% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1) at least 65% of the original aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) remains outstanding immediately following such redemption; and

(2) any such redemption must be made within 90 days of the related Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

We may give notice of such redemption prior to the completion of the related Equity Offering and, in our discretion, may require the satisfaction of one or more conditions precedent in connection with any such optional redemption, including but not limited to the completion of the related Equity Offering.

Mandatory Redemption

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes.

Selection; Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis by lot or by such method as the Trustee shall deem fair and appropriate, unless otherwise required by law or applicable stock exchange requirements, except that no note of $1,000 in original principal amount or less will be redeemed in part.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. We will issue a new note in principal amount equal to the unredeemed portion of the original note in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture.

Escrow of Proceeds and Other Amounts

Concurrently with the closing of the offering of the old notes (the “Offering”), the Company entered into an escrow agreement (the “Escrow Agreement”) with Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”), pursuant to which the Company deposited with the Escrow Agent the net proceeds of the Offering and cash or Temporary Cash Investments (together with any other property in the escrow account as specified in the Escrow Agreement, the “Escrowed Property”) in an aggregate amount (together with interest on, or proceeds of, Temporary Cash Investments constituting Escrowed Property) sufficient to redeem in cash the notes at 100% of the aggregate principal amount thereof plus accrued and unpaid interest (the “Mandatory Redemption Price”) to the Mandatory Redemption Date, (the “Initial Deposit”). The “Mandatory Redemption Date” meant (a) September 29, 2005 if the assumption of IAAI Finance’s obligations under the notes and the Indenture (the “IAAI Assumption”) had not occurred on or prior to September 22, 2005 (the “Deadline Date”) or (b) the fifth day (or if such day is not a Business Day, the first Business Day thereafter) following the termination of the Acquisition Agreement on or prior to the Deadline Date for any reason.

In the event that the IAAI Assumption was not consummated on or prior to the Deadline Date or the Acquisition Agreement was terminated on or prior to the Deadline Date, for any reason, the Company was required to redeem all the notes (the “Mandatory Redemption”) at the applicable Mandatory Redemption Price.

The closing of the IAAI Assumption occurred on May 25, 2005, prior to the Deadline Date. Therefore, the Escrow Agent released all Escrowed Property to IAAI upon presentation of the documentation required under the Escrow Agreement.

Subsidiary Guarantees

Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp. and all other future Domestic Subsidiaries of the Company that guarantee payment of any Indebtedness (other than Immaterial Indebtedness) of the Company, as primary obligors and not merely as sureties, have jointly and severally, fully and unconditionally Guaranteed on a senior unsecured basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture (including obligations to the Trustee) and the notes, whether for payment of principal of or interest on the notes, expenses, indemnification of the Trustee or otherwise (all such obligations Guaranteed by such Subsidiary Guarantors being herein called the “Guaranteed Obligations”). Each Subsidiary Guarantee is limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Fraudulent transfer statutes may limit your rights as a holder of the notes.” The Company will cause each future Subsidiary Guarantor (other than an Unrestricted Subsidiary) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will Guarantee payment of the notes. See “—Certain Covenants—Future Subsidiary Guarantors” below.

Each Subsidiary Guarantee is a continuing Guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations or until the relevant Subsidiary Guarantor is released from the

Subsidiary Guarantee as provided below; (b) be binding upon each Subsidiary Guarantor and its successors; and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

The Subsidiary Guarantee of a Subsidiary Guarantor will be automatically and unconditionally released and discharged:

(1) in connection with any consolidation or merger if the Subsidiary Guarantor or surviving Person shall cease to be a Subsidiary of the Company, if the consolidation or merger complies with the provisions of the Indenture;

(2) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition complies with the provisions of the Indenture;

(3) if the Subsidiary Guarantor is designated to be an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(4) in connection with any (direct or indirect) sale of Capital Stock or other transaction that results in such Subsidiary Guarantor ceasing to be a Subsidiary of the Company, if the sale or other transaction complies with the provisions of the Indenture;

(5) upon the release of such Subsidiary Guarantor from its liability in respect of all Indebtedness (other than Immaterial Indebtedness) of the Company and all other Subsidiary Guarantors; and

(6) upon legal defeasance of the notes or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the notes if it has exercised its right to redeem all the notes under the terms of the section titled “—Optional Redemption.” “Change of Control” means the occurrence of any of the following events:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, provided that so long as the Company is a Subsidiary of a Parent, no Person shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of the Company unless such Person shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such Parent;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new individuals whose election by such Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by any Permitted Holder or a vote of a majority of the individuals of the Company then still in office who were either on the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the Company merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its Restricted Subsidiaries to, another Person (other than one or more Permitted Holders) and any “person” (as defined in clause (1) above), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as so defined), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the surviving Person in such merger or consolidation, or the transferee Person in such sale or transfer of assets, as the case may be, provided that so long as such surviving or transferee Person is a Subsidiary of a Parent, no Person shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such surviving or transferee Person unless such Person shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such Parent.

The Transactions did not constitute or give rise to a Change of Control.

For purposes of the foregoing, no Person who is a member of a “group” (as so defined) or a “beneficial owner” (as so defined) in respect of any such Voting Stock solely as a consequence of any agreement or arrangement with Permitted Holders shall be deemed a member of such “group” or such a “beneficial owner” for so long as (without giving effect to such agreement or arrangement) the Permitted Holders “beneficially own” (as so defined) a percentage of the total voting power of the Voting Stock of the Company (or any Parent or such surviving or transferee Person, as the case may be) at such time greater than that “beneficially owned” (as so defined) by such other Person.

In the event that at the time of the Change of Control the terms of any Credit Facility restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph, but in any event within 90 days following the date the Company obtains actual knowledge of any Change of Control, the Company shall:

(1) repay in full all Indebtedness under Credit Facilities the terms of which require repayment upon a Change of Control, or if doing so will allow the purchase of the notes, offer to repay in full all Indebtedness under such Credit Facilities and repay the Indebtedness under such Credit Facilities of each lender who has accepted such offer; or

(2) obtain the requisite consent under the agreements governing the Credit Facilities the terms of which require repayment upon a Change of Control to permit the repurchase of the notes as provided for in the immediately following paragraph.

Not later than 30 days following the date the Company obtains actual knowledge of any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the purchase date (which shall be no earlier than 30 days nor later than 90 days from the date such notice is mailed);

(4) the instructions determined by the Company, consistent with this covenant and the Indenture, that a Holder must follow in order to have its notes purchased; and

(5) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with, the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings, recapitalizations or the purchase by a Permitted Holder of another Permitted Holder’s equity interest, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a purchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The provisions under the Indenture relative to the Company’s obligation to make an offer to purchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Subsidiary Guarantor may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto (i) with respect to any Indebtedness Incurred on or prior to the date that is 18 months after the Effective Date, the Consolidated Coverage Ratio would be greater than 2.0:1, (ii) with respect to any Indebtedness Incurred subsequent to the date that is 18 months after the Effective Date but on or prior to the date that is 36 months after the Effective Date, the Consolidated Coverage Ratio would be greater than 2.25:1 and (iii) with respect to any Indebtedness Incurred subsequent to the date that is 36 months after the Effective Date, the Consolidated Coverage Ratio would be greater than 2.50:1.

(b) The Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Subsidiary Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have agreed, including by entering into one or more intercreditor agreements, to give one or more of such holders priority over the other holders in the collateral held by them.

(c) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(1) Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed $170.0 million;

(2) Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof at the time of such issuance, transfer or other event;

(3) Indebtedness (A) represented by the notes (not including any Additional Notes) and the Subsidiary Guarantees, (B) outstanding on the Effective Date (other than the Indebtedness described in clauses (1) and (2) above), and (C) consisting of Refinancing Indebtedness;

(4) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by or became a Restricted Subsidiary of the Company (other than Indebtedness Incurred in contemplation of, in connection with, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company); provided, however, that on the date that such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the foregoing paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4) and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (4);

(5) Indebtedness (A) in respect of performance bonds, bankers’ acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business or other similar instruments or obligations issued, or relating to liabilities or obligations Incurred by the Company and the Restricted Subsidiaries in the ordinary course of their business (including those issued to governmental entities in connection with self-insurance under applicable workers’ compensation statutes), (B) in respect of the financing of insurance premiums by the Company or any Restricted Subsidiary in the ordinary course of their business and (C) under Interest Rate Agreements entered into for bona fide hedging purposes of the Company in the ordinary course of business, or otherwise in respect of any Credit Facility;

(6) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary not incurred in violation of this “Limitation on Indebtedness” section;

(7) Indebtedness of a Receivables Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition (which Indebtedness is, except for Standard Receivables Obligations, otherwise without recourse to the Company or any Restricted Subsidiary of the Company (other than such Receivables Subsidiary));

(8) Indebtedness of the Company or any Restricted Subsidiary under Currency Agreements entered into, in the judgment of the Company, to protect the Company or such Restricted Subsidiary from fluctuations in currency exchange rates and not entered into for speculative purposes;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(10) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross consideration actually received by the Company and its Restricted Subsidiaries in connection with such disposition; or

(11) Indebtedness in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (11) and to remain outstanding immediately after such Incurrence, will not exceed $15.0 million.

(d) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, provided that (x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Effective Date shall be calculated based on the relevant currency exchange rate in effect on the Effective Date; (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; and (z) the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and that is incurred under any Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Effective Date; (ii) any date on which any of the respective commitments under such Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder; or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

(1) Indebtedness Incurred pursuant to the Credit Facilities on the Effective Date shall be treated as Incurred pursuant to clause (1) of paragraph (c) above,

(2) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(3) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, may classify such Indebtedness and only shall be required to include the amount of such Indebtedness in one of such clauses but may include the same in more than one of such clauses.

Limitation on Liens. The Company may not Incur any Secured Indebtedness, other than Secured Indebtedness secured by Permitted Liens, unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien on any property or assets of the Company. A Subsidiary Guarantor may not Incur any Secured Indebtedness, other than Secured Indebtedness secured by Permitted Liens, unless contemporaneously therewith effective provision is made to secure the Subsidiary Guarantee of such Subsidiary Guarantor equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Subsidiary Guarantee) such Secured Indebtedness for as long as such Secured Indebtedness is secured by a Lien on any property or assets of such Subsidiary Guarantor.

Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any Subsidiary of the Company) to the holders of its Capital Stock in their capacity as such, except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock or, in the case of a Subsidiary, Preferred Stock) and (y) dividends or distributions payable to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary has stockholders or equity owners other than the Company or other Restricted Subsidiaries, to its other stockholders or equity owners on a pro rata basis);

(2) purchase, repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary or any Capital Stock of any Parent;

(3) purchase, repurchase, redeem, retire, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

(4) make any Investment (other than a Permitted Investment) in any other Person;

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, retirement, or other acquisition or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) a Default will have occurred and be continuing (or would result therefrom);

(B) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (b) of the covenant described under “—Limitation on Indebtedness”; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Effective Date would exceed the sum, without duplication, of:

(i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Effective Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit);

(ii) the aggregate Net Cash Proceeds and Fair Market Value of property or assets received by the Company as capital contributions to the Company or from the issue or sale of its Capital Stock (other than Disqualified Stock) in each case, subsequent to the Effective Date (other than an issuance or sale to (x) a Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries, except to the extent that Consolidated Net Worth increases as a result of such issue or sale to such plan or trust);

(iii) the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Effective Date of any Indebtedness of the Company or any of its Restricted Subsidiaries issued after the Effective Date which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or any Parent (less the amount of any cash or the Fair Market Value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange plus the amount of cash, property or assets (determined as provided above) received by the Company or any Restricted Subsidiary upon such conversion or exchange);

(iv) the amount equal to the net reduction in Investments, that was made after the Effective Date, in Unrestricted Subsidiaries resulting from (x) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and

(v) in the case of any disposition or repayment or return of all or any portion of any Investment, that was made after the Effective Date, other than a Permitted Investment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments and the initial amount of all such Investments.

(b) The provisions of the foregoing paragraph (a) will not prohibit any of the following (each a “Permitted Payment”):

(1) the making of any Restricted Payment (x) in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Capital Stock of the Company (other than Disqualified Stock) or (y) from the substantially concurrent contribution of common equity capital to the Company; provided, however, that:

(A) such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above; and

(B) the Net Cash Proceeds from such sale applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

(2) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred pursuant to paragraph (c) of the covenant described under “—Limitation on Indebtedness;” provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(3) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations (i) from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; (ii) to the extent provided by the agreement governing such Subordinated Obligations, following the occurrence of a Change of Control (or, in the case of Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by or became a Restricted Subsidiary of the Company, any similar event), but only if, in each case, the Company shall have complied with the covenant described under “—Change of Control” and, if required, purchased all notes tendered pursuant to the offer to repurchase all the notes tendered thereby prior to purchasing such Subordinated Obligations; or (iii) to the extent such Subordinated Obligations were Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by or became a Restricted Subsidiary of the Company that was not Incurred in connection with, or in anticipation or contemplation of, the acquisition giving rise to the Incurrence of such acquired Indebtedness; provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(4) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments under paragraph (a) above;

(5) any purchase, repurchase, redemption, retirement or other acquisition for value of, or options to purchase, Capital Stock of the Company or any Parent from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, such Capital Stock or upon death, resignation or termination of employment, and loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to make any such purchase, repurchase, redemption, retirement or other acquisition for value; provided, however, that the aggregate amount of such purchases, repurchases, redemptions, retirements and other acquisitions for value will not exceed $2.5 million in any calendar year (which amount shall be increased by the amount of any cash proceeds to the Company or any Parent from, or as a contribution to its capital from, (x) sales of Capital Stock to directors, officers or employees of the Company or any of its Subsidiaries subsequent to the Effective Date and (y) any “key man” life insurance policies which are used to make such redemptions or repurchases); provided that any unused amounts in one year can be carried forward to the next year, but cannot be carried forward to any succeeding year; provided further, however, that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be included in the calculation of the amount of Restricted Payments under paragraph (a) above;

(6) loans, advances, dividends or distributions to any Parent or other payments by the Company or any of its Restricted Subsidiaries to pay or permit any Parent to pay Parent Taxes or Parent Expenses; provided that such payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(7) the payment of fees and compensation as permitted under clause (5) or (7) of paragraph (b) of section “—Limitation on Transactions with Affiliates”; provided that such payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(8) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents all or a portion of the exercise price thereof or taxes due in connection with such exercise; provided that such repurchases shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(9) Restricted Payments made pursuant to, or contemplated by, or made to any Parent to permit any Parent to perform its obligations under, the provisions of any Transaction Document as in effect on the date of the Indenture, and as the same may be amended or replaced either by a Board of Directors Approval or by any such amendment or replacement that is not materially more disadvantageous to the Holders in any material respect than the original Transaction Document as in effect on the date of the Indenture; provided that such payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(10) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the Indenture in accordance with the covenant entitled “—Limitation on Indebtedness”; provided that such payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(11) the distribution of Capital Stock of an Unrestricted Subsidiary to holders of Capital Stock of the Company, provided that such distribution is made promptly following the formation of, and investment in, such Unrestricted Subsidiary, and provided further that such distribution (but not such investment) shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(12) the Company or any Restricted Subsidiary from purchasing all (but not less than all), excluding directors’ qualifying shares, of the Capital Stock or other ownership interests in a Subsidiary of the Company which Capital Stock or other ownership interests were not theretofore owned by the Company or a Restricted Subsidiary of the Company, provided that such purchases shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(13) loans, advances, dividends, distributions or other payments, not to exceed $100,000 in the aggregate, to enable the Company or any Parent to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; provided that such loans, advances, dividends, distributions or other payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above;

(14) Restricted Payments made in connection with the Transactions; provided that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments under paragraph (a) above; or

(15) Restricted Payments (including loans and advances) in an aggregate amount at any time not to exceed $5.0 million (net of repayments of any such loans or advances); provided that such payments shall be included in the calculation of the amount of Restricted Payments under paragraph (a) above.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary, other than a Subsidiary Guarantor, to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company;

(2) make any loans or advances to the Company; or

(3) transfer any of its property or assets to the Company, except:

(A) any encumbrance or restriction pursuant to applicable law, rules, regulations and/or orders or an agreement or instrument in effect at or entered into on the Effective Date (including the Indenture) and any encumbrance or restriction pursuant to the Credit Facilities;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary or any of its Subsidiaries pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date, which encumbrance or restriction is not applicable to the Company or its Restricted Subsidiaries, or the properties or assets of the Company or its Restricted Subsidiaries, other than the Restricted Subsidiary, or the property or assets of the Restricted Subsidiary, so acquired, or any Subsidiary thereof or the property or assets of any such Subsidiary;

(C) any encumbrance or restriction pursuant to an agreement or instrument effecting a Refinancing of Indebtedness Incurred pursuant to an agreement or instrument referred to in clause (A) or (B) of this covenant or this clause (C) or contained in any amendment, restatement, renewal, supplement or replacement to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment, restatement, renewal, supplement or replacement are not materially less favorable taken as a whole, as determined by the Board of Directors acting in good faith, to the Holders than the encumbrances and restrictions contained in such predecessor agreement;

(D) in the case of clause (3), any encumbrance or restriction:

(i) that restricts the subletting, assignment or transfer of any property or asset or right and is contained in any lease, license or other contract entered into in the ordinary course of business; or

(ii) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements;

(E) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement or instrument entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(F) any encumbrances or restrictions contained in any Credit Facilities extended to any Foreign Subsidiary of the Company;

(G) any encumbrance or restriction arising under or in connection with Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity;

(H) restrictions on the transfer of property or assets pursuant to any Permitted Lien;

(I) any encumbrance or restriction arising under or in connection with any agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Effective Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness,” if (x) either (i) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in the terms of such agreement or instrument or (ii) the Company in good faith determines that such encumbrance or restriction will not cause the Company not to have the funds necessary to pay the principal of or interest on the notes and (y) the encumbrance or restriction is not materially more disadvantageous to the Holders of the notes than is customary in comparable financings (as determined by the Company in good faith);

(J) any encumbrance or restriction arising under or in connection with any agreement or instrument governing Capital Stock of any Person other than a Wholly Owned Subsidiary that is acquired after the Effective Date; and

(K) any encumbrance or restriction arising under or in connection with the Indenture and the notes.

Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair value, as determined in good faith by the Board of Directors, of the shares or assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received is in the form of cash or Temporary Cash Investments; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value Indebtedness of the Company or a Subsidiary Guarantor under any Credit Facility or Indebtedness (other than obligations in respect of Preferred Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company and other than obligations in respect of Disqualified Stock) within 365 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets to be owned by the Company or a Restricted Subsidiary (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash) within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash, or, if such reinvestment in Additional Assets is a project authorized by the Board of Directors that will commence within 365 days but that will take longer than 365 days to complete, the period of time necessary to complete such project;

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined in paragraph (b) of this covenant below) to purchase the notes pursuant to and subject to the conditions set forth in paragraph (a) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Indebtedness (other than Subordinated Obligations)), such Offer may be made ratably to purchase the notes and such other Indebtedness of the Company; and

(D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any general corporate purpose permitted by the terms of the Indenture; provided, however, that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired for value.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash for all Asset Dispositions that is not applied in accordance with this covenant exceeds $10.0 million.

For the purposes of this covenant, the following are deemed to be cash:

•	the amount of any liabilities (as shown on the Company or any Restricted Subsidiary’s most recent balance sheet or the notes thereto and other than obligations in respect of Disqualified Stock of the Company or Disqualified Stock and Preferred Stock of a Restricted Subsidiary that is a Subsidiary Guarantor) (i) that is assumed by the transferee of such assets and from which the Company and its Restricted Subsidiaries are unconditionally released or indemnified against by such transferee or (ii) in respect of which neither the Company nor any Restricted Subsidiary following such Asset Disposition has any obligation;

•	securities received by the Company or any Restricted Subsidiary from the transferee that within 60 days are converted by the Company or such Restricted Subsidiary into cash; and

•	any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed the greater of (x) 2.0% of the total assets less the goodwill, net, and other intangible assets, net, of the Company and its Restricted Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP, as of the most recent date for which a consolidated balance sheet of the Company and its Restricted Subsidiaries is available, and (y) $10.0 million at the time of the receipt of such Designated Non-Cash Consideration (with fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Notwithstanding the immediately preceding paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Disposition without complying with such paragraphs to the extent that:

(1) at least 75% of the consideration for such Asset Disposition constitutes Additional Assets; and

(2) such Asset Disposition is for at least fair value, as determined in good faith by the Board of Directors; provided that the Net Available Cash from any consideration not constituting Additional Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Disposition permitted to be consummated under this paragraph shall be subject to the provisions of the two preceding paragraphs;

provided that at the time of entering into such transaction or immediately after giving effect thereto, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof.

(b) In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (a)(3)(C) of this covenant, the Company (i) will be required to purchase notes tendered pursuant to an offer by the Company to the Holders for the notes (the “Offer”) at a purchase price of 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the procedures (including prorating in the event of oversubscription), set forth in the Indenture; and (ii) may purchase other Indebtedness (other than Subordinated Obligations) of the Company on the terms and to the extent contemplated thereby (provided that in no event shall the Company offer to purchase such other Indebtedness of the Company at a purchase price in excess of 100% of its principal amount (without premium), plus accrued and unpaid interest and liquidated damages, if any, thereon). If the aggregate purchase price of notes (and other Indebtedness (other than Subordinated Obligations)) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes (and such other Indebtedness (including liquidated damages, if any)), the Company will apply the remaining Net Available Cash in accordance with clause (a)(3)(D) of this covenant. The Company will not be required to make an Offer for notes (and such other Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(3)(A) and (B)) is less than $10.0 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this covenant by virtue thereof.

The agreements governing the Company’s outstanding Secured Indebtedness currently prohibit the Company from purchasing any notes, and also provide that certain change of control or asset disposition events with respect to the Company would constitute a default under these agreements. Any future credit agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Disposition occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Secured Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of notes.

Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless such transaction is on terms:

(1) that are fair and reasonable to, and in the best interest of, the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Board of Directors;

(2) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $5.0 million;

(A) are set forth in writing; and

(B) have been approved by a majority of the members of the Board of Directors; and

(3) that, in the event such Affiliate Transaction involves an amount in excess of $20.0 million, have been determined by a nationally recognized appraisal, accounting or investment banking firm to be fair, from a financial point of view, to the Company or such Restricted Subsidiary, as the case may be.

(b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments,” any Permitted Payment, or any Permitted Investments;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock or equity options and stock or equity ownership plans approved by the Board of Directors;

(3) the grant of stock or equity options or similar rights to employees and directors or members of the Board of Directors of the Company or its Subsidiaries pursuant to plans and/or contracts approved by the Board of Directors;

(4) loans or advances to officers, directors or employees of the Company or its Subsidiaries in the ordinary course of business in accordance with past practices of the Company, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(5) the payment of reasonable fees and compensation to, and the provision of indemnity on behalf of, directors, officers, employees, consultants or members of the Board of Directors of the Company or any Subsidiary as determined in good faith by the Company’s Board of Directors;

(6) any transaction between the Company and one or more Restricted Subsidiaries or between Restricted Subsidiaries;

(7) any transaction or any payment pursuant to or contemplated by the provisions of any Transaction Document as in effect on the date of the Indenture, and as the same may be amended or replaced either by a Board of Directors Approval or by any such amendment or replacement that is not materially more disadvantageous to the Holders in any material respect than the original Transaction Document as in effect on the date of the Indenture;

(8) transactions effected as part of a Qualified Receivables Transaction;

(9) the granting or performance of registration rights under a written registration rights agreement approved by the Board of Directors and containing customary terms, taken as a whole;

(10) transactions with Persons solely in their capacity as holders of Indebtedness or Capital Stock of the Company or any of its Restricted Subsidiaries, where such Persons are treated no more favorably than holders of Indebtedness or Capital Stock of the Company or such Restricted Subsidiary generally;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services in the ordinary course of business;

(12) sales of Capital Stock (other than Disqualified Stock or Preferred Stock of a Subsidiary that is not a Subsidiary Guarantor) for any consideration or any capital contribution;

(13) any agreement as in effect on the Effective Date and any amendment or supplement thereto or any replacement or renewal thereof or any transaction completed pursuant to such amendment, supplement, renewal or replacement agreement (including pursuant to any amendment thereto), so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders of notes in any material respect than the original agreement as in effect on the Effective Date;

(14) transactions permitted by, and complying with, the provisions of the covenant described under “—Merger and Consolidation;”

(15) execution, delivery and performance of a tax sharing agreement with respect to any of the charges, taxes or assessments described in the definition of “Parent Taxes;”

(16) any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity (in which no other Affiliate of the Company, other than a Restricted Subsidiary, owns any Capital Stock); and

(17) any agreement to do any of the foregoing.

Limitation on the Sale or Issuance of Preferred Stock of Restricted Subsidiaries. From and after the Effective Date, the Company will not permit any Restricted Subsidiary to issue any shares of its Preferred Stock except to the Company or a Restricted Subsidiary.

SEC Reports. Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, from and after the Effective Date, the Company will furnish to the Holders of notes, cause the Trustee to furnish to the Holders of notes or file with the SEC, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website (if it then maintains a website) within the time periods that would apply if the Company were required to file those reports with the SEC.

In addition, the Company and the Subsidiary Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the Holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Future Subsidiary Guarantors. On the Effective Date, Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp. Guaranteed payment of the notes. The Company will cause each existing and future Domestic Subsidiary of the Company (other than an Unrestricted Subsidiary) that Guarantees payment by the Company of any Indebtedness (other than Immaterial Indebtedness) of the Company to become a Subsidiary Guarantor, and if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Domestic Subsidiary will, jointly and severally, fully and unconditionally Guarantee on a senior unsecured basis the Guaranteed Obligations within 10 business days of the date on which it enters into such Guarantee of Indebtedness (other than Immaterial Indebtedness) of the Company; provided that any such future Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Subsidiary Guarantor until such time as it ceases to be an Immaterial Subsidiary. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary Guarantor, without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The Subsidiary Guarantee of a Subsidiary Guarantor will be automatically and unconditionally released and discharged:

(1) in connection with any consolidation or merger if the Subsidiary Guarantor or surviving Person shall cease to be a Subsidiary of the Company, if the consolidation or merger complies with the provisions of the covenant described under “—Merger and Consolidation;”

(2) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition complies with the provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock;”

(3) if the Subsidiary Guarantor is designated to be an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(4) in connection with any (direct or indirect) sale of Capital Stock or other transaction that results in such Subsidiary Guarantor ceasing to be a Subsidiary of the Company, if the sale or other transaction complies with the provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock;”

(5) upon the release of such Subsidiary Guarantor from its liability in respect of all Indebtedness (other than Immaterial Indebtedness) of the Company and all other Subsidiary Guarantors; and

(6) upon legal defeasance of the notes or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Business Activities. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Merger and Consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture and registration rights agreement (if applicable), executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the notes, the Indenture and the registration rights agreement (if applicable);

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction and any related financing transactions on a pro forma basis either (i) the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (ii) the Consolidated Coverage Ratio of the Successor Company would be greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction; and

(4) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture.

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person unless:

(1) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Subsidiary Guarantor) will expressly assume, by a supplemental indenture and registration rights agreement (if applicable), executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee and the registration rights agreement (if applicable), respectively; and

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing.

Notwithstanding the foregoing:

(A) any Restricted Subsidiary (including any Subsidiary Guarantor) may consolidate with, merge into or transfer all or substantially all of its assets to the Company or any Subsidiary Guarantor;

(B) the Company or any Subsidiary Guarantor may merge with or into, or convey, transfer or lease all or substantially all its assets to, an Affiliate incorporated solely for the purpose of reincorporating the Company or such Subsidiary Guarantor in another jurisdiction, and the Company may merge with or into, or convey, transfer or lease all or substantially all its assets to, a Restricted Subsidiary (including a Subsidiary Guarantor) so long as all assets of the Company and the Restricted Subsidiary immediately prior to such transaction are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof; and

(C) any Subsidiary Guarantor may consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets so long as the transactions comply with the release provisions set forth in the second paragraph of the section entitled “—Certain Covenants—Future Subsidiary Guarantors.”

Defaults

Each of the following is an Event of Default:

(1) a default in any payment of interest on any note when due and payable, which default continues for a period of 30 days;

(2) a default in the payment of principal of any note when due and payable at its Stated Maturity, upon required redemption or repurchase (including failure to make a payment to purchase notes pursuant to the Mandatory Redemption), upon declaration of acceleration or otherwise;

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture, which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes;

(4) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Receivables Entity) of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $20.0 million or more at any time;

(5) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(6) the rendering of any judgment or decree for the payment of money in excess of $20.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary if:

(A) an enforcement proceeding thereon is commenced by any creditor, or

(B) such judgment or decree remains outstanding for a period of 60 days after such judgment becomes final and not appealable and is not discharged, paid, waived or stayed (the “judgment default provision”); or

(7) except as permitted by the Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms in writing its obligations under its Subsidiary Guarantee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) will not constitute an Event of Default until the Trustee notifies the Company or the Holders of at least 25% in principal amount of the outstanding notes notify the Company and the Trustee of the default and the Company or the relevant Subsidiary Guarantor, as applicable, does not cure such default within the time specified in clause (3) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes by notice to the Company may declare the principal of and accrued but unpaid interest and liquidated damages, if any, on all the notes to be due and payable. Upon such a declaration, such principal and interest and liquidated damages, if any, will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest and liquidated damages, if any, on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium or liquidated damages, if any, when due, no Holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee in writing to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, interest or premium or liquidated damages, if any, on any note (including payments pursuant to the redemption provisions of such note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any failure to comply with the conditions and covenants under the Indenture. The Company will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which constitutes an Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, will have any liability for any obligations of the Company or the Subsidiary Guarantors under the notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the notes and the Subsidiary Guarantees may be amended or supplemented with the written consent of the Holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). In addition, one or more of the Subsidiary Guarantees may be released with the consent of the Holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each Holder of an outstanding note affected, no amendment, supplement or waiver may (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or extend the time for payment of interest, including default interest, on any note;

(3) reduce the principal of or change the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption of any note or change the date at which any note may be redeemed as described under “—Optional Redemption” above;

(5) make any note payable in money other than that stated in the note;

(6) make any change in the provisions of the Indenture governing the right of any Holder to receive payment of principal of, and interest on, such Holder’s notes on or after the due dates therefor (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration) or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) make any change in the ranking of the notes that is materially adverse to Holders or make any change in the amendment and waiver provisions which require each Holder’s consent; or

(9) make any change to the paragraph of the notes providing for the Mandatory Redemption which would adversely affect the rights of any of the Holders to receive the Mandatory Redemption Price.

Without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, the notes or the Subsidiary Guarantees to:

•	cure any ambiguity, omission, defect or inconsistency,

•	provide for the assumption of the Company’s or a Subsidiary Guarantor’s obligations to Holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Subsidiary Guarantor’s assets, as applicable,

•	provide for uncertificated notes in addition to or in place of certificated notes (provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

•	add additional Guarantees with respect to the notes,

•	secure the notes,

•	add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company,

•	make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture,

•	conform the text of the Indenture, the Subsidiary Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Subsidiary Guarantees or the notes,

•	provide for the issuance of the new notes or Additional Notes, or

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

After an amendment becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A Holder will be able to transfer or exchange notes in accordance with the provisions of the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the Holder will be treated as the owner of such note for all purposes.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium or liquidated damages, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Subsidiary Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Offers pursuant to “—Certain Covenants—Limitation on Sales of Assets and

Subsidiary Stock” above) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Defaults” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and liquidated damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance under the defeasance provisions of the Indenture have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not to be delivered if all notes not theretofor delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(A) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, or are to be called for redemption within one year, and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(3) the Company or any Subsidiary Guarantor has paid or caused to be paid all other sums then payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge under the satisfaction and discharge provisions of the Indenture have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

If the Trustee becomes a creditor of the Company or any Subsidiary Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the TIA) or resign.

The Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs.

Governing Law

The Indenture and the notes are governed by, and are to be construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquisition” means the acquisition of Insurance Auto Auctions, Inc. by Axle Holdings, Inc. and Axle Merger Sub, Inc. pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the Agreement and Plan of Merger among Insurance Auto Auctions, Inc., Axle Holdings, Inc. and Axle Merger Sub, Inc., dated as of February 22, 2005, as the same may be amended, modified or supplemented from time to time.

“Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business; or

(2) the Capital Stock of a Restricted Subsidiary or of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary; other than, in the case of (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or by the Company to a Restricted Subsidiary;

(B) for purposes of the provisions described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, a disposition subject to the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(C) any transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million;

(D) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Merger and Consolidation;”

(E) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(F) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry;

(G) the licensing of intellectual property;

(H) disposals or replacements of obsolete equipment in the ordinary course of business;

(I) sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity;

(J) transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(K) leases or subleases to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(L) pursuant to any foreclosure of assets or other remedy provided by applicable law to a creditor of the Company or any Subsidiary of the Company with a Lien on such assets, which Lien is permitted under the Indenture; provided that such foreclosure or other remedy is conducted in a commercially reasonable manner or in accordance with any bankruptcy law; and

(M) the sale or other transfer involving only Temporary Cash Investments.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Axle Holdings, Inc.” means Axle Holdings, Inc., a Delaware corporation, and any successor in interest thereto.

“Axle Holdings II, LLC” means Axle Holdings II, LLC, a Delaware limited liability company, and any successor in interest thereto.

“Axle Merger Sub, Inc.” means Axle Merger Sub, Inc., an Illinois corporation, and any successor in interest thereto.

“Board of Directors” of the Company or any other Person means (i) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (ii) with respect to a partnership, the Board of Directors of the general partner of the partnership; (iii) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and (iv) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board of Directors Approval” means the approval of a transaction by a majority of directors who do not have a personal stake in the transaction being voted upon, evidenced by a written resolution of the Board of Directors authorizing such transaction.

“Business Day” means any day which is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the amount of such obligation required to be reflected as a liability on a balance sheet prepared in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other similar amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreements” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in the case of each of clauses (i) and (ii)), determined, for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Effective Date, on a pro forma basis to give effect to the Transactions as if they had occurred at the beginning of such four-quarter period), and subject and giving effect to the following adjustments:

(1) Incurrence of Indebtedness. If since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation).

(2) Discharge of Indebtedness. If since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the commitments in respect thereof have been permanently terminated), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period.

(3) Sales. If since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale.

(4) Purchase. If since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA (plus adjustments which will only include annualized cost savings achievable within one year and which shall be itemized in an Officer’s Certificate delivered to the Trustee by a responsible financial or accounting Officer of the Company) and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness), as if such Purchase occurred on the first day of such period.

(5) Adjustments for Acquired Person. If since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness to the extent of the remaining term of such Interest Rate Agreement). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) provision for all taxes based on income, profits or capital, including, without limitation, state, franchise, value added, foreign or similar taxes; (ii) Consolidated Interest Expense; (iii) depreciation, amortization (including but not limited to amortization of goodwill and intangibles and amortization and write-off of financing costs) and any non-cash impairment charges related to goodwill, other intangibles or long-lived assets; (iv) any expenses or charges related to any Equity Offering, Investment or Indebtedness permitted by the Indenture (whether or not consummated or incurred); (v) the amount of any minority interest expense; (vi) the amount, up to $0.5 million per year, paid to Kelso in respect of management, monitoring, consulting and advisory fees; (vii) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards Nos. 142 and 144, and the write-off, depreciation or amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141 and any other charges as a result of the application of purchase accounting; (viii) other non-cash expenses reducing Consolidated Net Income for such period (including deferred rent but excluding any other such charge which requires an accrual of or reserve for cash charges for any future period); and (ix) cash restructuring charges not to exceed $2.5 million per year and not to exceed $5.0 million in the aggregate.

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations; (b) amortization of debt discount; (c) the interest portion of any deferred payment obligation; (d) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and (e) to the extent not otherwise included in such interest expense, Receivables Fees; plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or a Restricted Subsidiary; and minus (iii) to the extent otherwise included in such interest expense, amortization or write-off of financing costs, in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided that there shall not be included in such Consolidated Net Income:

(i) any net income of any Person if such Person is not a Restricted Subsidiary or is accounted for by the equity method of accounting, except that the Company’s equity in the net income (but not loss) of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below);

(ii) any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released and (y) restrictions pursuant to the notes or the Indenture), except that the Company’s equity in the net income (but not loss) of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary and the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income up to the amount of loans, advances or other contributions, if any, made to such Restricted Subsidiary by the Company or any other Restricted Subsidiary during such period;

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors) and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(iv) any extraordinary, unusual or nonrecurring gain, loss or charge (including, without limitation, option and severance expense, change of control payments and all other fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Effective Date);

(v) the cumulative effect of a change in accounting principles;

(vi) any gains or losses in connection with any early extinguishment of Indebtedness or the termination of any Currency Agreement in connection therewith;

(vii) any unrealized gains or losses in respect of Currency Agreements;

(viii) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(ix) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards; and

(x) any increase in depreciation, depletion or amortization or any one-time non-cash charges (such as capitalized manufacturing profit in inventory) resulting from the purchase accounting in connection with the Transactions or any acquisition, merger or consolidation that is consummated after the Effective Date.

In the case of any unusual or nonrecurring gain, loss or charge not included in Consolidated Net Income pursuant to clause (iv) above in any determination thereof, the Company will deliver an Officer’s Certificate to the Trustee promptly after the date on which Consolidated Net Income is so determined, setting forth the nature and amount of such unusual or nonrecurring gain, loss or charge.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its Restricted Subsidiaries, determined on a Consolidated basis, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as

(1) the par or stated value of all outstanding Capital Stock of the Company; plus

(2) paid-in capital or capital surplus relating to such Capital Stock; plus

(3) any retained earnings or earned surplus; less

(A) any accumulated deficit; and

(B) any amounts attributable to Disqualified Stock.

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Facilities” means the credit agreement to be dated on or about the Effective Date among the Company, the lenders named therein, Bear Stearns Corporate Lending Inc., as administrative agent, Deutsche Bank Securities Inc., as syndication agent, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc., as lead arrangers, and the lenders party thereto from time to time, in each case as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreements extending the maturity of, refinancing, replacing (whether or not contemporaneously) or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described in “—Limitation on Indebtedness” above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders or investors and whether such refinancing or replacement is under one or more debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters of credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents).

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the fair market value of any non-cash consideration that is received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition and that is designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate. A particular item of Designated Non-Cash Consideration will no longer by considered to be outstanding when it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable); or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the 90th day after the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 90th day after the Stated Maturity of the notes shall not constitute Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia, other than any Foreign Subsidiary Holding Company.

“Effective Date” means the effective date of the Acquisition.

“Equity Offering” means (x) a sale of Capital Stock (other than Disqualified Stock) that is a sale of Capital Stock of the Company, or (y) a capital contribution to the Company or any of its Restricted Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. The Fair Market Value of property or assets other than cash which involves (1) an aggregate amount in excess of $1.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors and (2) an aggregate amount in excess of $20.0 million, shall have been determined in writing by a nationally recognized appraisal, accounting or investment banking firm.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of property or assets by the Company or any Subsidiary thereof to any Receivables Entity, or by any Receivables Subsidiary, in each case in connection with the Incurrence by a Receivables Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary, including without limitation, any Foreign Subsidiary Holding Company.

“Foreign Subsidiary Holding Company” means any Restricted Subsidiary that (A) has no material assets other than securities of one or more Foreign Subsidiaries and other assets relating to the ownership interest in any such securities and (B) does not guarantee any Indebtedness of the Company or any Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entities as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial condition or otherwise), entered into in favor and for the benefit of the obligee of such Indebtedness or other obligation; or

(2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Immaterial Indebtedness” means Indebtedness that, individually or in the aggregate, does not exceed $15.0 million at any one time outstanding.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary and Indebtedness secured by a Lien encumbering any asset acquired by a Person shall be deemed to be Incurred by such Person at the time it acquires such asset. The term “Incurrence” when used as a noun shall have a correlative meaning. The amortization or accretion of principal of a non-interest bearing or other discount security, the accrual of interest, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock of the Company in the form of additional shares of the same class of Disqualified Stock shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1) the principal of in respect of indebtedness of such Person for borrowed money;

(2) the principal of in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables and other accrued current liabilities arising in the ordinary course of business), which purchase price is due more than 12 months after the date of placing such property in service or taking delivery and title thereto;

(5) all Capitalized Lease Obligations of such Person;

(6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (other than any Preferred Stock issued by any Subsidiary of the Company to the Company or any Restricted Subsidiary) (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(A) the fair market value of such asset at such date of determination and

(B) the amount of such Indebtedness of such other Persons;

(8) Hedging Obligations of such Person; and

(9) all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

provided, however, that Indebtedness shall not include any obligation of the Company or any Subsidiary in respect of the Acquisition Agreement, any liability for Federal, state, provincial, foreign, local or other taxes owed or owing by such Person or advances paid by customers in the ordinary course of business for services or products to be provided or delivered in the future. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or of which it is a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers and suppliers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenants described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investment” shall include the aggregate fair market value of all outstanding Investments owned directly or indirectly by the Company in the Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent Investment in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A) the Company’s Investment in such Subsidiary at the time of such redesignation; less

(B) the Company’s pro rata portion (proportionate to the Company’s direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided that to the extent the amount of Restricted Payments outstanding at any time is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” For purposes of calculating the amount at any time of Restricted Payments under paragraph (b)(15) under “—Certain Covenants—Limitation on Restricted Payments,” the amount of such Restricted Payments constituting Investments shall be the amount of such Investments outstanding at such time.

“Kelso” means Kelso & Company, L.P., a New York-based private investment firm.

“Kelso Agreements” means the Registration Rights Agreement, dated as of the Closing Date, among Axle Holdings, Inc., Axle Holdings II, LLC and the other parties thereto and the Financial Advisory Agreement, dated as of February 22, 2005, between Axle Merger Sub, Inc. and Kelso, in each case, as the same may be amended, modified or supplemented from time to time.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law, regulation or executive order to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Investor” means, the officers, directors, employees and other members of the management of any Parent, the Company or any of its Subsidiaries, or family members or relatives thereof, or trusts or partnerships for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent, and any Affiliate of any of the foregoing.

“Net Available Cash” from an Asset Disposition means the amount equal to the aggregate cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that were the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and tax payments made with respect to such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company. “Officer” of a Subsidiary Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary Guarantor or the Trustee.

“Parent” means any of Axle Holdings II, LLC, Axle Holdings, Inc. and any other Person of which the Company at any time is or becomes a Subsidiary after the Effective Date.

“Parent Expenses” means, without duplication, (A) costs (including all professional fees and expenses) incurred by any Parent in connection with its reporting obligations under or in compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (B) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, (C) fees and expenses payable by any Parent in connection with the Transactions, (d) other operational expenses of any Parent incurred in the ordinary course of business, and (e) expenses incurred by any Parent in connection with any public offering of Capital Stock or Indebtedness (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Parent Taxes” means, without duplication, (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its being incorporated or otherwise organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any Parent), or being a holding company parent of the Company or receiving dividends from or other distributions in respect of the Capital Stock of the Company, or having Guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company is permitted to make payments to any Parent pursuant to the covenant described under “—Limitations on Restricted Payments,” or (y) for so long as the Company is a member of a group filing a consolidated, combined or unitary tax return with any Parent, amounts not to exceed the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) that would be available to the Company (and any such Subsidiaries) from other taxable years if the Company were filing a separate tax return (or a separate consolidated or combined return with any such Subsidiaries).

“Permitted Business” means any business engaged in by the Company or any Restricted Subsidiary on the Closing Date and any Related Business.

“Permitted Holders” means any of (A) Kelso and its Affiliates, (B) the Management Investors (but only with respect to their “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of up to 10% in the aggregate of the total voting power of the Voting Stock of the Company or any Parent, as the case may be) and (C) any Person acting in the capacity of an underwriter in connection with a public or private offering of the Capital Stock of the Company or any Parent or securities convertible into or exchangeable or exercisable for such Capital Stock. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary; is a Permitted Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary provided, however, that such Person’s primary business is a Permitted Business;

(3) Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business and not exceeding $5.0 million in the aggregate outstanding at any one time;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or upon bankruptcy or insolvency of creditors or customers;

(8) any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock;”

(9) Investments existing on the Effective Date;

(10) Currency Agreements, Interest Rate Agreements and Commodity Agreements entered into by the Company or any of its Restricted Subsidiaries for bona fide business reasons and not for speculative purposes, and otherwise in compliance with the Indenture;

(11) Guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by the Company or any of its Restricted Subsidiaries under the Indenture;

(12) any Investment by the Company or a Restricted Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with the Qualified Receivables Transaction;

(13) that portion of any Investment where the consideration provided is Capital Stock of the Company or any Parent (other than Disqualified Stock);

(14) the notes; or

(15) other Investments in an aggregate amount outstanding at any time not to exceed $20.0 million.

“Permitted Liens” means the following types of Liens:

(1) Liens securing the notes or any of the Subsidiary Guarantees;

(2) Liens existing on the Effective Date, together with any Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness secured by Liens existing on the Effective Date; provided that the Liens securing the Refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced;

(3) Liens in favor of the Company or any Subsidiary Guarantor on the property or assets, or any proceeds, income or profit therefrom, of any Restricted Subsidiary;

(4) Liens securing Indebtedness (other than Subordinated Obligations) permitted to be Incurred pursuant to “—Certain Covenants—Limitation on Indebtedness”; provided that (x) with respect to Liens securing Indebtedness Incurred in reliance on clause (c)(4) of “—Certain Covenants—Limitation on Indebtedness,” such Liens do not extend to or cover any property or assets of the Company or of any Restricted Subsidiary other than the property or assets that secured such Indebtedness prior to the time the applicable Restricted Subsidiary became a Restricted Subsidiary and (y) with respect to Liens securing Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been Incurred in accordance with the provisions of the Indenture, such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

(5) other Liens; provided that the maximum aggregate amount of outstanding obligations secured thereby shall not at any time exceed $5.0 million.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note payable on the note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness:

(1) consisting of or Incurred to finance the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

(2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements; provided, however, that such Indebtedness is Incurred on or prior to the date that is 180 days after the acquisition by the Company or such Restricted Subsidiary of such asset.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivable” means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit.

“Receivables Entity” means (x) any Receivables Subsidiary; or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any financing of Receivables of the Company or any Restricted Subsidiary that have been transferred to a Receivables Entity in a Financing Disposition.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables to repurchase receivables (including Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivable (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles)) arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business; and (b) is designated as a “Receivables Subsidiary” by the Board of Directors.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness.

“Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the Effective Date, Incurred pursuant to the covenant described in clause (c)(3) of “—Certain Covenants—Limitation on Indebtedness” or Incurred in compliance with or permitted by the Indenture (including Indebtedness that Refinances Refinancing Indebtedness); provided, however, that:

(1) if the Indebtedness being refinanced is Subordinated Obligations, the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced plus (y) fees, underwriting discounts, interest, premiums and other costs and expenses in connection with the issuance of the Refinancing Indebtedness and repayment of the Indebtedness being refinanced; and

(3) if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include:

(A) Indebtedness of a Restricted Subsidiary (other than a Subsidiary Guarantor) that Refinances Indebtedness of the Company; or

(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary, unless immediately after the Incurrence of such Indebtedness and the application of the proceeds thereof, such Unrestricted Subsidiary is designated as a Restricted Subsidiary.

“Related Business” means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Closing Date.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a Subsidiary Guarantor has a correlative meaning.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Article 1, Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Receivable Obligations” means representations, warranties, covenants, indemnities and other obligations (including Guarantees and Indebtedness) which are reasonably customary in a Financing Disposition (as determined by the Company in good faith), including, without limitation, those relating to the servicing of the assets of a Receivables Entity, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Receivable Obligation.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligation” means any Indebtedness of the Company (other than such Indebtedness as is described in clause (2) of paragraph (c) of “—Certain Covenants—Limitation on Indebtedness”) (whether outstanding on the Effective Date or thereafter Incurred) that is expressly subordinated in right of payment to the notes pursuant to a written agreement. “Subordinated Obligation” of a Subsidiary Guarantor has a correlative meaning with respect to Indebtedness that is expressly subordinated in right of payment to the Subsidiary Guarantees pursuant to a written agreement.

“Subsidiary” of any Person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, members of the Board of Directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person,

(2) such Person and one or more Subsidiaries of such Person or

(3) one or more Subsidiaries of such Person, or

any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means each Guarantee of the obligations with respect to the notes issued by a Subsidiary of the Company pursuant to the terms of the Indenture.

“Subsidiary Guarantor” means (i) Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp. and (ii) any other Subsidiary that has issued a Subsidiary Guarantee.

“Temporary Cash Investments” means any of the following:

(1) any investment in U.S. Government Obligations or obligations Guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. (“Moody’s”) or “A-1” (or higher) according to Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. (“S&P”);

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s Investors Service, Inc.;

(6) investment funds investing 95% of their assets in securities of the type described in clauses (1) through (5) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution);

(7) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended; and

(8) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939, as amended from time to time.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods, materials or services.

“Transaction Documents” means the Kelso Agreements, the agreements relating to the Acquisition, the financing thereof, or the services provided or to be provided in connection therewith (including pursuant to the Kelso Agreements), and the various ancillary documents, commitment letters and agreements relating thereto, as the same may be amended, modified or supplemented from time to time.

“Transactions” means the Acquisition and the financings thereof and the various other transactions and payments relating thereto.

“Trustee” means Wells Fargo Bank, National Association until a successor replaces it in accordance with the applicable provisions of the Indenture and, thereafter, means the successor serving under the Indenture.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and

(y) no Default shall have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests and limited liability company interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, members of the Board of Directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors’ qualifying shares or similar immaterial equity interests) is owned by the Company or another Wholly Owned Subsidiary.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences relating to (i) the exchange of the old notes for the new notes pursuant to the exchange offer to a holder of old notes that acquired its old notes at their initial issuance for cash at the initial offering price and (ii) the purchase, ownership and disposition of the new notes as of the date hereof. This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to persons who hold their notes as capital assets for U.S. federal income tax purposes. This summary is general in nature, and does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular tax situations or to certain classes of holders subject to special treatment under the U.S. federal income tax laws (for example, dealers in securities, banks, insurance companies, expatriates, subchapter S corporations, persons who hold the notes through a pass-through entity, tax exempt entities, tax qualified plans, individual retirement and other tax-deferred accounts and persons who hold the notes as a hedge, who have otherwise hedged the risk of holding notes, who hold the notes as part of a straddle with other investments, who hold the notes in connection with a conversion transaction or whose functional currency is not the U.S. dollar). In addition, the discussion does not consider the effect of any foreign, state, local or other tax laws, or any U.S. considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations that may be applicable to particular holders.

As used herein, a “U.S. holder” means a holder who (for U.S. federal income tax purposes) is (i) an individual citizen or resident of the U.S., (ii) a corporation or other entity treated as a corporation for tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who would have the authority to control all substantial decisions of the trust or a trust that has a valid election in place to be treated as a United States person. A “non-U.S. holder” means a holder that is not a U.S. holder and is not a partnership for U.S. federal income tax purposes.

Each holder should consult its tax advisor as to the particular tax consequences to such holder of the purchase, ownership and disposition of the notes, including the applicability of any federal, state, local or foreign tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

Interest

Stated interest payable on the notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time accrued or received, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Disposition of notes

In general, the sale, exchange, redemption or other taxable disposition of the notes will result in capital gain or loss equal to the difference between the amount realized (except to the extent attributable to accrued interest, which will be taxable as ordinary income to the extent not previously included in income) and the holder’s adjusted tax basis in the notes immediately before such disposition. A holder’s tax basis in a note will generally equal the amount paid by the holder for the note.

Exchange of notes in the exchange offer

The exchange of old notes for new notes pursuant to the exchange offer should not constitute a taxable event to U.S. holders. Consequently, a U.S. holder should not recognize gain or loss upon receipt of a new note, the

U.S. holder’s basis in the new note should be the same as its basis in the corresponding note immediately before the exchange, and the U.S. holder’s holding period in the new note should include the holder’s holding period in the note exchanged therefor.

Discharge

If a discharge were obtained of the Indenture with respect to the notes issued thereunder and then outstanding, as described above under “Description of Notes—Satisfaction and Discharge,” such discharge generally would be deemed to constitute a taxable exchange of such outstanding notes for other property. In such case, a U.S. holder would be treated as described above under “—U.S. Holders—Disposition of Notes.” In addition, after such deemed exchange, a U.S. holder also might be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Backup withholding and information reporting

Payments of principal and interest made on the notes and proceeds from the disposition of the notes may be subject to backup withholding unless the U.S. holder (1) is an exempt entity (including corporations, tax-exempt organizations and certain qualified nominees) or (2) provides its current taxpayer identification number, or TIN, and meets certain other certification requirements. If the holder is an individual, the TIN is generally his or her social security number. In addition, payments received by U.S. holders that are not exempt entities may be subject to information reporting requirements.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS provided the required information is timely furnished.

Non-U.S. Holders

U.S. federal withholding tax

U.S. federal withholding tax generally will not apply to any payments of interest provided that the following requirements are met:

•	the non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock and (2) is not a controlled foreign corporation related to us directly or constructively through stock ownership; and

•	either (1) the non-U.S. holder provides its name, address and certain other information on an appropriate IRS W-8 form (or substitute form) and certifies, under penalties of perjury, that it is not a U.S. person or (2) the non-U.S. holder holds its notes through certain foreign intermediaries or certain foreign partnerships and certain certification requirements are satisfied.

In addition, U.S. federal withholding tax will generally not apply to any payments of interest that is effectively connected with a trade or business in the United States provided that certain certification requirements are satisfied.

Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at a rate of 30% (unless a reduced rate or exemption applies under an applicable income tax treaty).

In general, U.S. federal withholding tax will not apply to any gain or income realized by a non-U.S. holder on the disposition of the notes (including a redemption for cash).

U.S. federal income tax

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if one of certain tax treaties applies, is attributable to a permanent establishment within the United States maintained by the non-U.S. holder), such non-U.S. holder will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if such non-U.S. holder were a United States resident. In addition, such non-U.S. holder that is a foreign corporation may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Any gain realized on the disposition of notes by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if one of certain tax treaties applies, is attributable to a permanent establishment within the United States maintained by the non-U.S. holder), in which case such gain will be taxed on a net income basis (and may be subject to a branch profits tax) in the same manner as interest that is effectively connected with the non-U.S. holder’s conduct of a United States trade or business; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the excess, if any, of such gain plus all other United States source capital gains recognized during the same taxable year over the non-U.S. holder’s United States source capital losses recognized during such taxable year.

Exchange of notes in the exchange offer

The exchange of notes for new notes in the exchange offer should not constitute a taxable event to non-U.S. holders for U.S. federal income tax purposes. Consequently, a non-U.S. holder should not recognize gain or loss upon receipt of a new note, the non-U.S. holder’s basis in the new note should be the same as its basis in the corresponding note immediately before the exchange, and the non-U.S. holder’s holding period in the new note should include the holder’s holding period in the note exchanged therefor.

Discharge

As described above under “U.S. Holders—Discharge,” a discharge generally would be deemed to constitute a taxable exchange of outstanding notes for other property. In such case, a non-U.S. holder might realize gain on such deemed exchange which would be treated in the same manner as gain on a disposition of notes as described above. A non-U.S. holder also may be required to recognize income with respect to the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred, and such income may be subject to United States income and/or withholding taxes. Non-U.S. holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Backup withholding and information reporting

Generally, a payor must report annually to the IRS and to each non-U.S. holder (1) any interest that is subject to withholding or exempt from withholding pursuant to a tax treaty and (2) any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

Information reporting and backup withholding of U.S. federal income tax at the applicable rate may apply to payments of interest made with respect to the notes to a non-U.S. holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or the payor has actual knowledge or reason to know that the payee is a U.S. person.

If the foreign office of a foreign broker, as defined in applicable regulations, pays the proceeds from a disposition of a note (including a redemption) to the seller, backup withholding and information reporting generally will not apply.

Payments of the proceeds from the disposition of a note (including a redemption) to or through a foreign office of a United States broker or a foreign broker with certain specified United States connections will be subject to information reporting requirements but not backup withholding unless such broker has evidence in its records that the payee is not a U.S. person and certain other conditions are met or the payee otherwise establishes an exemption.

Payments of the proceeds from the disposition of a note (including a redemption) to or through a United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS provided the required information is timely furnished.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date on which the exchange offer is consummated, or such shorter period ending on the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. A broker-dealer intending to use this prospectus in the resale of new notes must so notify us on or prior to the expiration date.

We may, in certain cases, issue a notice suspending the use of the registration statement of which this prospectus forms a part. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at prevailing market prices at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or compensation received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date on which the exchange offer is consummated, or such shorter period ending on the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will send additional copies of this prospectus and any amendments or supplements to this prospectus as soon as practicable to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker or dealer, and will indemnify the holders of notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in such no-action letters.

LEGAL MATTERS

We are represented by Katten Muchin Rosenman LLP, Chicago, Illinois in connection with the exchange offer. Katten Muchin Rosenman LLP will pass upon the validity of the new notes and guarantees offered hereby.

EXPERTS

The consolidated financial statements of Insurance Auto Auctions, Inc. and subsidiaries as of December 26, 2004 and December 28, 2003 and for each of the fiscal years in the three-year period ended December 26, 2004, have been included herein in reliance upon the report by KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4, under the Securities Act, relating to the new notes to be issued in the exchange offer. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For a more complete understanding of the exchange offer and our company, you should refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

Following effectiveness of the registration statement relating to the exchange offer, we will file annual, quarterly and current reports and other information with the SEC. In addition, the indenture pursuant to which the notes are issued requires us to distribute to the holders of the notes annual reports containing our financial statements audited by our independent auditors, quarterly reports and current reports.

You will be able to inspect and copy any reports, statements and other information that we file with the SEC at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address or telephone number: Insurance Auto Auctions, Inc., Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154, Attention: Sidney L. Kerley, Vice President, General Counsel, phone: (708) 492-7000.

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days prior to the expiration date.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 26, 2004 and December 28, 2003	F-3
Consolidated Income Statements for the years ended December 26, 2004, December 28, 2003 and December 29, 2002	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 26, 2004, December 28, 2003 and December 29, 2002	F-5
Consolidated Statements of Cash Flows for the years ended December 26, 2004, December 28, 2003 and December 29, 2002	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements:
Condensed Consolidated Balance Sheets as of June 26, 2005 (successor) and December 26, 2004 (predecessor)	F-21

Condensed Consolidated Statements of Operations for the period from May 26, 2005 through June 26, 2005 (successor), the period March 28, 2005 through May 25, 2005 (predecessor), the three month period ended June 27, 2004 (predecessor), the period December 27, 2004 through May 25, 2005 (predecessor) and the six month period ended June 27, 2004 (predecessor)

F-22

Condensed Consolidated Statements of Cash Flows for the period from May 26, 2005 through June 26, 2005 (successor), the period December 27, 2004 through May 25, 2005 (predecessor) and the six month period ended June 27, 2004 (predecessor)

F-23
Notes to Condensed Consolidated Financial Statements	F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Insurance Auto Auctions, Inc.:

We have audited the accompanying consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries as of December 26, 2004 and December 28, 2003, and the related consolidated income statements, statements of shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended December 26, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insurance Auto Auctions, Inc. and subsidiaries as of December 26, 2004 and December 28, 2003, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Chicago, Illinois

March 11, 2005

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

	December 26, 2004	December 28, 2003
ASSETS
Current assets:
Cash	$13,325	$15,486
Accounts receivable, net	50,443	48,375
Inventories	14,498	13,602
Deferred income taxes	4,693	4,180
Other current assets	1,613	3,099

Total current assets	84,572	84,742

Property and equipment, net	74,684	60,187
Deferred income taxes	6,481	5,608
Intangible assets, net	1,747	2,101
Goodwill, net	137,494	135,062
Other assets	482	93

	$305,460	$287,793

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,505	$36,658
Accrued liabilities	13,513	12,556
Obligations under capital leases	1,094	2,822
Income taxes payable	1,067	—
Obligation under line of credit	6,000	—
Current installments of long-term debt	7,512	7,547

Total current liabilities	67,691	59,583

Deferred income taxes	20,729	17,748
Other liabilities	4,353	2,598
Obligation under capital leases	661	1,891
Long-term debt, excluding current installments	9,375	16,887

Total liabilities	$102,809	$98,707

Shareholders’ equity:
Preferred stock, par value of $.001 per share
Authorized 5,000,000 shares; none issued	—	—
Common stock, par value of $.001 per share
Authorized 20,000,000 shares; 12,709,758 shares issued and 11,569,156 outstanding as of December 26, 2004; and 12,325,482 shares issued and 11,518,273 outstanding as of December 28, 2003	12	12
Additional paid-in capital	151,793	145,856
Treasury stock, 906,480 shares at December 26, 2004 and 807,209 shares at December 28, 2003	(9,637)	(8,012)
Deferred compensation related to restricted stock	(4,343)	(892)
Accumulated other comprehensive income (loss)	(186)	(625)
Retained earnings	65,012	52,747

Total shareholders’ equity	202,651	189,086

	$305,460	$287,793

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(dollars in thousands, except per share amounts)

	2004	2003	2002
Revenues:
Fee income	$208,743	$169,687	$162,845
Vehicle sales	31,436	39,963	71,352

	240,179	209,650	234,197
Cost of sales:
Branch cost	157,297	135,157	125,530
Vehicle cost	26,694	35,301	65,463

	183,991	170,458	190,993

Gross profit	56,188	39,192	43,204
Operating expense:
Selling, general and administrative	34,978	30,225	27,711
Loss (gain) on sale of property and equipment	301	54	(104)
Business transformation costs	—	3,902	8,067

Earnings from operations	20,909	5,011	7,530
Other (income) expense:
Interest expense	1,572	1,505	678
Other income	(67)	(130)	(171)

Earnings before income taxes	19,404	3,636	7,023
Income taxes	7,139	1,304	3,015

Net earnings	$12,265	$2,332	$4,008

Earnings per share:
Basic	$1.06	$.20	$.33

Diluted	$1.04	$.20	$.32

Weighted average shares outstanding (in thousands):
Basic	11,526	11,652	12,235
Effect of stock options	288	80	296

Diluted	11,814	11,732	12,531

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Balance at December 30, 2001	12,162,290	$12	$142,575	$—	$—	$—	$46,407	$188,994

Net earnings	—	—	—	—	—	—	4,008	4,008
Other comprehensive loss
Change in fair value of interest rate swap contract (net of tax benefit, $467)	—	—	—	—	—	(745)	—	(745)
Comprehensive income								3,263
Stock options exercised	115,555	—	1,341	—	—	—	—	1,341
Tax benefit related to stock options exercised	—	—	247	—	—	—	—	247
Shares issued for the employee stock purchase plan	14,754	—	257	—	—	—	—	257

Balance at December 29, 2002	12,292,599	$12	$144,420	$—	$—	$(745)	$50,415	$194,102

Net earnings	—	—	—	—	—	—	2,332	2,332
Other comprehensive income—
Change in fair value of interest rate swap contract (net of tax, $78)	—	—	—	—		120	—	120

Comprehensive income								2,452
Stock options exercised	6,920	—	127	—	—	—	—	127
Tax benefit related to stock options exercised	—	—	15	—	—	—	—	15
Shares issued for the employee stock purchase plan	25,963	—	373	—	—	—	—	373
Treasury stock purchased	(807,209)	—	—	(8,012)	—	—	—	(8,012)
Deferred compensation relating to restricted stock grants	—	—	921	—	(921)	—	—	—
Amortization of deferred compensation	—	—	—	—	29	—	—	29

Balance at December 28, 2003	11,518,273	$12	$145,856	$(8,012)	$(892)	$(625)	$52,747	$189,086

Net earnings							12,265	12,265
Other comprehensive income—
Change in fair value of interest rate swap contract (net of tax, $273)	—	—	—	—	—	439	—	439

Comprehensive income								12,704
Stock options exercised	104,231	—	1,297	—	—	—	—	1,297
Tax benefit related to stock options exercised	—	—	275	—	—	—	—	275
Shares issued for the employee stock purchase plan	29,298	—	329	—	—	—	—	329
Treasury stock purchased	(99,271)	—	—	(1,625)	—	—	—	(1,625)
Deferred compensation relating to restricted stock grants	—	—	4,036	—	(4,036)	—	—	—
Amortization of deferred compensation	—	—	—	—	585	—	—	585
Restricted stock released	16,625	—	—	—	—	—	—	—

Balance at December 26, 2004	11,569,156	$12	$151,793	$(9,637)	$(4,343)	$(186)	$65,012	$202,651

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:
Net earnings	$12,265	$2,332	$4,008
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	12,985	10,661	9,901
Loss (gain) on disposal of fixed assets	301	54	(104)
Loss (gain) on change in fair market value of derivative	—	(307)	307
Deferred compensation related to restricted stock	585	29	—
Deferred income taxes	1,595	788	2,827
Tax benefit related to employee stock compensation	275	15	247
Changes in assets and liabilities (excluding effects of acquired companies):
(Increase) decrease in:
Accounts receivable, net	(1,536)	(752)	9,180
Inventories	(896)	(2,442)	2,347
Other current assets	1,486	489	594
Other assets	(1,438)	(975)	(64)
Increase (decrease) in:
Accounts payable	1,612	6,349	(12,795)
Accrued liabilities	3,151	(878)	2,289
Income taxes	1,067	—	—

Total adjustments	19,187	13,031	14,729

Net cash provided by operating activities	31,452	15,363	18,737

Cash flows from investing activities:
Capital expenditures	$(28,717)	$(16,343)	$(15,241)
Proceeds from sale of investments	—	—	2,643
Proceeds from disposal of property and equipment	1,520	60	187
Payments made in connection with acquired companies, net of cash acquired	(1,912)	(7,872)	(1,510)

Net cash used in investing activities	(29,109)	(24,155)	(13,921)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,626	500	1,598
Proceeds from borrowings	6,000	30,000	—
Principal payments of long-term debt	(7,547)	(5,668)	(20,041)
Purchase of treasury stock	(1,625)	(8,012)	—
Principal payments—capital leases	(2,958)	(2,569)	(813)

Net cash provided by (used in) financing activities	(4,504)	14,251	(19,256)

Net increase (decrease) in cash	(2,161)	5,459	(14,440)
Cash at beginning of year	15,486	10,027	24,467

Cash at end of year	$13,325	$15,486	$10,027

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,723	$1,639	$1,433

Income taxes paid	$5,404	$855	$2,492

Income taxes refunded	$1,011	$1,390	$3,860

Non-cash financing activities:
Capital leases	$—	$3,375	$4,720

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Principles

Background

Insurance Auto Auctions, Inc. (the “Company”) operates in a single business segment—providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions including selling total loss and recovered theft vehicles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform with the current year presentation.

Fiscal Periods

Fiscal years 2004, 2003 and 2002 each consisted of 52 weeks and ended on December 26, 2004, December 28, 2003 and December 29, 2002, respectively.

Revenue Recognition

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes certain buyer-related fees, which are recognized when payment is received.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories sold are charged to operations based upon the specific-identification method.

Disclosures About Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, short and long-term debt and derivative financial instruments. The fair values of these instruments approximate their carrying values.

Goodwill Impairment

As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company’s intangible assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that an asset is impaired as determined by a comparison of the fair value to the carrying amount, including goodwill, the carrying value of the asset would be reduced to its estimated fair market value. The annual impairment test of intangible assets is performed in the first quarter of each year. The fiscal 2004 annual test did not indicate any impairment.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comparison of the assets carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results will likely differ from these estimates, but management believes that such differences are not material.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to forty years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the life of the lease, whichever is less.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. The effect of a rate change on deferred tax assets and liabilities is recognized in the period of enactment.

Credit Risk

Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company’s credit losses for the periods presented are insignificant and have not exceeded management’s estimates.

Restricted Stock

In 2003, the Company initiated a restricted stock program. Under the Company’s restricted stock grant program, shares of common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares received pursuant to the program. Restrictions limit the sale or transfer of these shares over a four-year period. The sale and transfer restrictions on shares received under the program expire at a rate of 25% per year or earlier, on the achievement of certain performance based goals. Upon issuance of shares of common stock under the plan, unearned compensation equivalent to the market value of the shares at the date of the grant is charged to shareholders’ equity and subsequently amortized to expense over the restriction period.

In 2003, 66,500 restricted shares were granted. In 2004, 182,600 restricted shares were granted. Compensation expense in 2004 was $0.6 million and in 2003 was less than $0.1 million. Compensation expense was accelerated by $0.3 million in the fiscal year ended December 26, 2004 due to the achievement of certain performance levels. In fiscal 2004 and 2003, there were no forfeitures of restricted shares.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

The Company accounts for its fixed plan stock options under the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant and amortized over the period of service only if the current market value of the underlying stock exceeded the exercise price. No stock-based employee compensation cost related to stock option grants is recognized in net earnings, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” awards of stock options and restricted stock to employees, including straight-line recognition of compensation cost over the related vesting periods for fixed awards:

	2004	2003	2002
	(dollars in thousands)
Net earnings as reported	$12,265	$2,332	$4,008
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	370	45	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(2,835)	(1,795)	(1,288)

Pro forma net earnings	$9,800	$582	$2,720

Pro forma earnings per share
Basic	$.85	$.05	$.22

Diluted	$.83	$.05	$.22

The per share weighted average fair value of stock options granted during 2004, 2003 and 2002 was $11.98, $9.65 and $10.13, respectively, based upon grant date valuations using the Black-Scholes option pricing model with the following weighted average assumptions in 2004, 2003 and 2002: expected dividend yield of 0.0% in all years; expected volatility of .89%, .84% and .83%, respectively; risk-free interest rate of 3.7%, 3.1% and 2.8%, respectively; and an average expected option life of 5.2, 5.0 and 4.9 years, respectively.

Capitalized Software Costs

The Company capitalizes certain internal use computer software costs, after technological feasibility has been established in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized software costs are amortized utilizing the straight-line method over the economic lives of the related assets not to exceed five years.

Derivative Financial Instrument

In 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations, but does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. The interest rate swap has been accounted for in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The swap has been designated as a cash flow hedge. Changes in fair value of the swap are recorded in other comprehensive income to the extent that the swap is effective as a hedge and reclassified to earnings in the same period that earnings are affected by the variability in cash flows of the hedged item.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. As required by SFAS 151, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of adoption on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of adoption on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) “Share-Based Payment.” SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R establishes fair value as the measurement method in accounting for share-based payments to employees and eliminates the alternative use of the intrinsic value method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of adoption on our financial statements.

(2) Goodwill and Other Intangibles

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following at December 26, 2004 and December 28, 2003:

	Cost
	Assigned Life	2004	2003
	(dollars in millions)
Goodwill	Indefinite	$167.0	$164.6
Covenants not to compete	3 to 5 years	4.2	4.0

		$171.2	$168.6

	Accumulated Amortization
	Assigned Life	2004	2003
	(dollars in millions)
Goodwill	Indefinite	$(29.5)	$(29.5)
Covenants not to compete	3 to 5 years	(2.5)	(1.9)

		$(32.0)	$(31.4)

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill increased by $2.4 million in fiscal 2004. During the year, the Company acquired one new facility. The excess of the purchase price over the fair market value of the net identifiable assets acquired of $1.4 million has been recorded as goodwill. The balance of $1.0 million was due to earnout payments made in 2004 associated with prior year acquisitions.

Amortization expense for the years ended December 26, 2004, December 28, 2003 and December 29, 2002 was $0.6 million, $0.5 million and, $0.3 million, respectively. These amounts are included within selling, general and administrative expense on the Company’s Consolidated Income Statements. Based on existing intangibles, the projected annual amortization expense for each fiscal years 2005 and 2006 is $0.6 million, $0.4 million for 2007 and $0.2 million for 2008. The assets will be fully amortized by 2009.

(3) Comprehensive Income

Comprehensive income consists of net earnings and the change in fair value of the Company’s interest rate swap agreement for the years ended December 26, 2004, December 28, 2003 and December 29, 2002 as follows:

	2004	2003	2002
	(dollars in thousands)
Net earnings	$12,265	$2,332	$4,008
Other comprehensive income (loss)
Change in fair value of interest rate swap agreement	712	198	(1,212)
Income tax benefit (expense)	(273)	(78)	467

Comprehensive income	$12,704	$2,452	$3,263

The changes in fair value of the Company’s interest rate swap agreement were due to changes in interest rates.

(4) Credit Facilities

Long-term debt is summarized as follows:

	2004	2003
	(dollars in thousands)
Unsecured term loan, interest payable at variable rate based upon LIBOR. Principal repaid in 16 equal installments commencing March 31, 2003	$16,875	$24,375

Notes payable issued in connection with the acquisition of a subsidiary, interest payable at 8%	12	59

	16,887	24,434
Less current installments	7,512	7,547

	$9,375	$16,887

Total principal repayments required for each of the next three fiscal years under all long-term debt agreements are summarized as follows:

(dollars in thousands)
2005	$7,512
2006	7,500
2007	1,875

$16,887

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 15, 2003, the Company borrowed all remaining available funds under its $30.0 million credit facility. The credit facility was a one-year revolver that converted on February 15, 2003 into a four-year term loan carrying a variable rate based upon LIBOR. The aggregate principal balance of the loan was required to be paid in sixteen consecutive equal quarterly installments commencing on March 31, 2003.

On June 25, 2003, the Company entered into an amended and restated credit facility. This facility added a $20.0 million revolving line of credit, carrying a variable rate based on LIBOR, to the existing term loan. This amended and restated facility also modified all existing covenants except for the rent expense covenant. The amended credit facility also granted the Company latitude to purchase additional shares of its outstanding common stock.

On March 19, 2004, the Company entered into the Second Amended and Restated Credit Agreement relating to its senior credit facility. The agreement amends certain financial covenants, including those applicable as of December 28, 2003 and those applicable for fiscal 2004, provides that advances made under the facility will be subject to a monthly asset coverage test equal to 85% of eligible receivables, and requires the Company to provide collateral for amounts due under the facility in the event it fails to meet certain financial projections for two consecutive quarters. The Company’s financing agreement limits potential future dividend payments to no more than 25% of the Company consolidated net income earned over a specified period. As of December 26, 2004, the Company has borrowed $6.0 million against the revolving line of credit and $16.9 million under the term credit facility. At December 26, 2004, the Company was in compliance with its credit agreement covenants, except its expenditure basket covenant for which it received a waiver in March 2005.

(5) Financial Instruments and Hedging Activities

The Company, as a matter of policy, does not enter into derivative contracts for trading or speculative purposes. During the first quarter of 2002, the Company entered into an interest rate swap to mitigate its exposure to interest rate fluctuations and to effectively fix its borrowing rate at 5.6%. Under the interest rate swap agreement, the Company pays a fixed rate of interest of 5.6% and receives LIBOR-based floating rate payments. During the year ended December 29, 2002, the Company recorded a non-cash charge of $0.3 million related to the change in fair value for the portion of its interest rate swap agreement which did not qualify for hedge accounting. At December 29, 2002, the Company also recorded $0.7 million (net of tax) as a comprehensive loss related to the change in fair market value of the portion of its interest rate swap agreement which qualified for hedge accounting.

In 2003, the Company recorded a $0.3 million non-cash benefit related to the change in fair value of the interest rate swap agreement. At December 28, 2003, the Company also recorded $0.1 million (net of tax) as comprehensive income related to the change in fair market value of its interest rate swap agreement. At December 26, 2004, the entire swap agreement qualified for hedge accounting and all charges in the fair value of the swap were recorded, net of tax, through other comprehensive income (see Note 3).

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Income Taxes

Income tax expense is summarized as follows:

	2004	2003	2002
	(dollars in thousands)
Current:
Federal	$5,028	$573	$(161)
State	790	19	(116)

	5,818	592	(277)

Deferred:
Federal	1,092	509	2,756
State	229	203	536
	1,321	712	3,292

	$7,139	$1,304	$3,015

The Company evaluates the realizability of its deferred tax assets on an ongoing basis. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 26, 2004. The Company has established a valuation allowance when the utilization of the tax asset is uncertain. Additional timing differences, future earning trends and/or tax strategies may occur which could warrant a need for establishing an additional valuation allowance or a reserve.

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes a tax benefit will not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 26, 2004 and December 28, 2003 are presented below:

	2004	2003
	(dollars in thousands)
Deferred tax assets attributable to:
Inventories	$2,261	$1,931
Other	2,432	2,249
Depreciation	5,946	5,219
State net operating losses carried forward	1,618	2,108

Gross Deferred Tax Assets	12,257	11,507
Valuation allowance	(1,083)	(1,719)

Net deferred tax assets	11,174	9,788

Deferred tax liabilities attributable to:
Intangible assets	(20,729)	(17,748)

Net deferred tax liabilities	$(9,555)	$(7,960)

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The actual income tax expense differs from the “expected” tax expense computed by applying the Federal corporate tax rate to earnings before income taxes as follows:

	2004	2003	2002
	(dollars in thousands)
“Expected” income tax expense	$6,791	$1,236	$2,388
State income taxes, net of Federal effect	662	146	277
Increase (decrease) in valuation allowance	(636)	264	308
Reduction of tax accruals	—	(527)	(291)
Other	322	185	333

	$7,139	$1,304	$3,015

The Company is obligated to file tax returns and pay Federal and state income taxes in numerous jurisdictions. The reductions in income tax accruals relate to amounts that were no longer required, due primarily to closed tax return audits and closed tax years for a number of jurisdictions.

At December 26, 2004, the Company had state income tax net operating loss carryforwards of approximately $34.4 million. The net operating loss carryforwards expire in the years 2005 through 2024.

Due to the fact that NOLs can be audited well beyond a normal three-year statutory audit period and the inherent uncertainty of estimates of future taxable income, the amount of the NOLs which may ultimately be utilized to offset future taxable income may vary materially from the Company’s estimates. The Company has established a reserve for NOL-related contingencies based on its estimates of the amount of benefit from these NOLs that it may ultimately be unable to realize due to factors other than estimates of future taxable income. Subsequent revisions to the estimated realizable value of the deferred tax asset or the reserve for tax-related contingencies may cause the Company’s provision for income taxes to vary significantly from period to period, although cash tax payments will remain unaffected until the NOLs are utilized.

(7) Employee Benefit Plans

The Company adopted the Insurance Auto Auctions, Inc. 2003 Stock Incentive Plan (the 2003 Plan) in June 2003 to replace the Insurance Auto Auctions, Inc. 1991 Stock Option Plan (the 1991 Plan), as amended and restated, covering 3,100,000 shares of the Company’s common stock. The 2003 Plan provides for the grant of incentive stock options and restricted stock to key employees and nonqualified stock options and stock appreciation rights to key employees, directors, consultants and independent contractors. The 2003 Plan expires June 18, 2013. In general, new non-employee directors will automatically receive grants of nonqualified options to purchase 10,000 shares and subsequent grants to purchase 5,000 shares at specified intervals.

During 1995, the Company adopted the Insurance Auto Auctions, Inc. Supplemental Stock Option Plan (the 1995 Plan) covering 200,000 shares of the Company’s common stock. The 1995 Plan provides for the grant of nonqualified stock options to employees, other than executive officers, consultants and other independent advisors who provide services to the Company. The 1995 Plan will expire on October 1, 2005.

Under the Plans, as of December 26, 2004, options to purchase an aggregate of 1,745,492 shares were outstanding at a weighted average exercise price of $13.50 per share and 169,713 shares remained available for future grant.

In 2003, the Company initiated a restricted stock program. Under the Company’s restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares over a four year period. The sale and transfer restrictions on shares received under the program expire at a rate of 25% per year or earlier, based on the achievement of certain performance based goals. Upon issuance of stock under the plan, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders’ equity and subsequently amortized to expense over the restriction period. In 2004, 182,600 restricted shares were granted and in 2003, 66,500 restricted shares were granted. Compensation expense in 2004 was $0.6 and less than $0.1 million in 2003. Compensation expense was accelerated by $0.2 million in the fiscal year ended December 26, 2004 due to anticipated achievement of performance goals in 2005. In fiscal 2004, there were no forfeitures of restricted shares.

Activity under the Plans during 2004, 2003 and 2002 is as follows:

	2004 Shares	Weighted Average Exercise Price	2003 Shares	Weighted Average Exercise Price	2002 Shares	Weighted Average Exercise Price
Balance at beginning of year	$1,821,000	$13.49	$1,518,000	$14.13	1,397,000	$14.48
Options granted	75,000	16.72	490,000	13.89	377,000	15.75
Options canceled	(47,000)	20.60	(180,000)	20.09	(140,000)	24.13
Options exercised	(104,000)	12.44	(7,000)	11.61	(116,000)	11.62

Balance at end of year	1,745,000	13.50	1,821,000	$13.49	1,518,000	$14.13

Options exercisable at end of year	$1,122,000		824,000		596,000

Additional information about options outstanding as of December 26, 2004 is presented below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average		Number of Options	Weighted Average Exercise Price
		Remaining Contractual Life (in years)	Exercise Price
$ 7.00 to $10.00	34,000	3.59	$9.21	34,000	$9.21
10.38 to 13.95	1,198,000	6.06	12.54	833,000	12.11
14.11 to 22.75	509,000	7.56	15.93	251,000	15.95
28.63 to 32.50	4,000.41		28.63	4,000	28.63

$ 7.00 to $32.50	1,745,000	6.44	13.50	1,122,000	12.94

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 15% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 2002 to 2004, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan were $0.8 million in 2004, $0.8 million in 2003 and $0.8 million in 2002.

(8) Related Party Transactions

The Company leases certain properties from a recently retired member of its Board of Directors. The Company believes the terms of the leases are no less favorable than those available from unaffiliated third party lessors. Rental payments to the Related Party were $1.2 million in 2004 and $0.8 million in 2003 and 2002. In 2004 and 2003, the Company incurred $3.9 million and $2.7 million, respectively in costs to upgrade properties

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

owned by the Related Party. A portion of the investment to upgrade these facilities was funded by the Related Party. The Company agreed to modify its future lease payments to take into consideration the costs funded by the Related Party. The total of all future rent payments related to the Related Party’s funding is $2.8 million. The Company also initiated a temporary license agreement in March 2004 to expand the amount of property available at one of the leased facilities. The temporary lease agreement does not have a specified term, can be terminated by either party upon 30 days’ written notice, and has an annual rental of less than $0.2 million.

(9) Commitments and Contingencies

The Company leases its facilities and certain equipment under operating leases with related and unrelated parties, which expire through August 2021. Rental expense for the years ended December 26, 2004, December 28, 2003 and December 29, 2002, was $24.1 million, $22.5 million and $22.1 million, respectively.

In 2004, the Company entered into a new lease agreement for 38,000 square feet of space for use as its corporate offices in Westchester, Illinois. This lease commenced in September 2004 and expires in August 2016. The total future rent obligation associated with this new lease is $10.3 million. The Company used an allowance totaling $1.9 million from the lessor to build-out the office space.

In 2002, the Company began leasing certain equipment under capital leases. Equipment leased under these leases amounted to $1.8 in 2004, $3.4 million in 2003 and $4.7 million in 2002.

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at December 26, 2004 are as follows:

	Operating Leases	Capital Leases
	(dollars in thousands)
2005	$21,528	$1,203
2006	19,731	387
2007	16,355	316
2008	14,345	33
2009	12,178	—
Thereafter	67,623	—

	$151,760	$1,939

Less amount representing interest expense		184

Future capital lease obligation		$1,755

Assets as of December 26, 2004 and December 28, 2003 recorded under capital leases are included in property and equipment, net as follows:

	2004	2003
	(dollars in thousands)
Computer equipment	$5,221	$6,654
Security fencing	1,441	1,441

	6,662	8,095
Accumulated amortization	(4,819)	(3,378)

	$1,843	$4,717

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has compensation agreements with certain officers and other key employees. In addition to base salary and bonus information, certain agreements have change in control provisions that address compensation due to the executive in the event of termination following a change of control.

On September 16, 2003, the Company received notice from the King County Wastewater Treatment Division, Department of Natural Resources, that King County was in the process of building a water treatment facility and that the Company’s Woodinville, Washington branch was located within the boundaries of the likely site for placement of this facility. On October 3, 2003, the Company received further notice from King County that it had extended an offer to purchase the Woodinville site from Waterman Properties and that, if the offer was accepted, the Company would be expected to enter into a lease arrangement with King County until such time as King County directed it to vacate the facility. In an open house meeting on December 1, 2003, King County announced that it expected all property owners and tenants to vacate the proposed water treatment site no later than the end of 2004. On March 4, 2004, the Company filed a lawsuit in Snohomish County Superior Court against King County and Waterman Properties asking the Court to appoint a receiver to manage a portion of the funds (up to $1.5 million) that Waterman Properties might receive from King County and to award the Company a portion of the condemnation award in an amount equal to the value of its leasehold improvements.

In 2004, the Company negotiated a settlement with King County whereby the Company terminated its lease with Waterman Properties and dismissed its complaint against King County to permit the sale and purchase of the Woodinville property. The settlement further provided for $900,000 of the purchase price to be placed into escrow for payment of any judgment that might be awarded in the Company’s on-going suit against Waterman Properties. The outcome of this action remains uncertain at this time. At year end, the Company exited the Woodinville facility wrote off its leasehold improvements of approximately $991,000. The Company expects to recover approximately $375,000 of which $200,000 that was recorded in 2004 as a reduction of the loss is for branch re-establishment and $175,000 is for relocation of inventory.

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of its business. None of these claims are expected to have a material adverse effect on the Company’s financial condition or operating results.

(10) Treasury Stock

The Company records treasury stock purchases using the cost method of accounting. In the third quarter of 2004, the Company repurchased 95,800 shares at an average price of $16.17 and in the fourth quarter the Company repurchased 3,471 shares at an average price of $21.75. The Company did not repurchase any shares during the first and second quarters of 2004. On a full year basis, the Company has repurchased 99,271 shares at an average price of $16.37 per share and a total cost of $1.6 million.

(11) Accounts Receivable

Accounts receivable consists of the following as of December 26, 2004 and December 28, 2003:

	2004	2003
	(dollars in thousands)
Unbilled receivables	$35,555	$35,188
Trade accounts receivable	14,596	12,787
Other receivables	1,086	1,213

	51,237	49,188
Less allowance for doubtful accounts	(794)	(813)

	$50,443	$48,375

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable include fees and proceeds to be collected from both insurance companies and buyers.

(12) Property and Equipment

Property and equipment consists of the following at December 26, 2004 and December 28, 2003:

	2004	2003
	(dollars in thousands)
Land	$7,662	$7,582
Buildings and improvements	13,722	11,506
Equipment	49,645	39,302
Leasehold improvements	49,485	38,304

	120,514	96,694
Less accumulated depreciation and amortization	(45,830)	(36,507)

	$74,684	$60,187

Depreciation expense was $12.4 million in 2004 and $10.2 million in 2003. Amortization of intangibles was $0.6 million in 2004 and $0.5 million in 2003.

(13) Earnings per Share

There were no adjustments to net income to calculate diluted earnings per share. The table below reconciles basic weighted shares outstanding to diluted weighted average shares outstanding for the years ended December 26, 2004, December 28, 2003 and December 29, 2002.

	2004	2003	2002
	(dollars in thousands)
Basic weighted average shares outstanding	11,526	11,652	12,235
Effect of dilutive securities—stock options	288	80	296

Diluted weighted average shares outstanding	11,814	11,732	12,531

Options to purchase 0.1 million, 1.1 million and 0.1 million shares of common stock at an average price of $18.61, $14.81 and $28.90 per share were outstanding during the fiscal years ended 2004, 2003 and 2002, respectively, but were not included in the Company’s diluted earnings per share calculations because the options’ exercise prices were greater than the average market price of the Company’s shares for the period.

(14) Accumulated Postretirement Benefit Obligation

In connection with the acquisition of the capital stock of Underwriters Salvage Company (“USC”), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, “Employers Accounting for Postretirement Benefits Other than Pensions,” costs related to the benefits are accrued over an employee’s service life.

The accumulated post retirement benefit obligation was determined using a discount rate of 5.75% at December 26, 2004, 6.25% at December 28, 2003 and 6.75% at December 29, 2002 and an average health care cost trend rate of approximately 10.0%, progressively decreasing to approximately 5.0% in the year 2009 and thereafter. A one percentage point change in the assumed health care cost trend rate would not have a material effect on the postretirement benefit obligation or on the aggregate service cost and interest cost components.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the funded status of this program as of December 26, 2004 and December 28, 2003 follows:

Benefit Obligation and Funded Status	2004	2003
	(dollars in thousands)
Change in accumulated postretirement benefit obligation
Accumulated postretirement benefit obligation at the beginning of the year	$1,432	$1,506
Interest cost	47	95
Actuarial (gain) or loss	(678)	(69)
Benefits paid	(57)	(100)

Accumulated postretirement benefit obligation at the end of the year	744	1,432

Change in plan assets
Benefits paid	(56)	(100)
Employer contributions	56	100

Fair value of assets	—	—

Net amount recognized
Funded status	(744)	(1,432)
Unrecognized net (gain) or loss	(1,620)	(1,166)

Net amount recognized	$(2,364)	$(2,598)

Amounts recognized in the statement of financial position
Accrued benefit liability	$(2,364)	$(2,598)

Weighted average assumptions at the end of the year
Discount Rate	5.75%	6.25%

Assumed health care costs trend rates
Health care cost trend rate assumed for next year	10.00%	8.50%
Ultimate rate	5.00%	5.00%
Year that the ultimate rate is reached	2009	2010

No periodic benefit cost (income) is summarized as follows for the fiscal years 2004, 2003, and 2002:

Net Periodic Benefit Cost (Income)	2004	2003	2002
	(dollars in thousands)
Interest cost	$47	$95	$103
Amortization of net (gain) or loss	(224)	(133)	(130)

Total net periodic benefit cost (income)	$(177)	$(38)	$(27)

Estimated future benefit payments for the next five years as of December 26, 2004 are as follows:

(dollars in thousands)
2005	$126
2006	117
2007	118
2008	108
2009	97
Thereafter	259

$825

Effective January 20, 1994, the date of acquisition, the Company discounted future participation for active employees.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15) Acquisitions and Divestitures

In fiscal 2004, the Company acquired Mid-South Salvage LLC located in Jackson, Mississippi. The acquisition leverages the Company’s existing regional coverage in this market. The acquisition was accounted for using the purchase method of accounting. The results of operations of this acquisition are included in the Company’s consolidated financial statements from the date of acquisition. The aggregate purchase price of this acquisition was $1.9 million.

In fiscal 2004, the Company sold its West Bridgewater, Massachusetts facility to Harvey Industries, Inc., a Massachusetts corporation, for $1.1 million. The Company recorded a gain on the sale of the West Bridgewater facility of $0.3 million, net of taxes.

(16) Subsequent Event (Unaudited)

In January 2005, the Company announced the opening of a new greenfield facility in Lincoln, Illinois. This new 15-acre facility will provide needed coverage in the central part of the state. The new facility will also improve the Company’s regional coverage, complementing other existing locations.

In February 2005, the Company entered into a definitive merger agreement to be acquired by affiliates of Kelso & Company (“Kelso”), a New York based private equity firm. The closing of the transactions is subject to certain terms and conditions customary for transactions of this type, including shareholder approval and the completion of financing.

(17) Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2004 and 2003 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands. except per share amounts)
2004
Revenues	$57,191	$60,002	$60,752	$62,234
Earnings from operations	4,334	4,877	5,734	5,964
Net earnings	2,301	2,655	3,354	3,955
Basic earnings per share	.20	.23	.29	.34
Diluted earnings per share	.20	.22	.28	.33

2003
Revenues	$56,040	$53,338	$49,127	$51,145
Earnings (loss) from operations	3,382	2,627	(520)	(478)
Net earnings	1,976	1,280	(594)	(330)
Basic earnings (loss) per share	.16	.11	(.05)	(.03)
Diluted earnings (loss) per share	.16	.11	(.05)	(.03)

The sum of earnings per share for the four quarters of 2004 and 2003 does not equal the full year amount due to rounding and the impact of changes in the average shares outstanding.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands except per share amounts)

	SUCCESSOR	PREDECESSOR
	June 26, 2005	December 26, 2004
	(Unaudited)
ASSETS
Current assets:
Cash	$20,185	$13,325
Accounts receivable, net	42,039	50,443
Inventories	14,846	14,498
Income taxes receivable	10,083	—
Deferred income taxes	5,863	4,693
Other current assets	4,707	1,613

Total current assets	97,723	84,572

Property and equipment, net	67,957	74,684
Deferred income taxes	6,622	6,481
Intangible assets, net	134,048	1,747
Goodwill	213,909	137,494
Debt issuance cost	9,279	—
Other assets	771	482

	$530,309	$305,460

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$24,903	$38,505
Accrued liabilities	19,151	13,513
Obligations under capital leases	492	1,094
Income taxes payable	—	1,067
Obligations under line of credit	—	6,000
Current installments of long-term debt	862	7,512

Total current liabilities	45,408	67,691

Deferred income taxes	68,312	20,729
Deferred rent	1,678	707
Other liabilities	4,773	3,646
Obligations under capital leases	570	661
Senior Notes	150,000	—
Long-term debt, excluding current installments	114,138	9,375

Total liabilities	384,879	102,809

Shareholders’ equity:
Preferred stock, par value of $.001 per share
Authorized 5,000,000 shares; none issued (predecessor)	—	—
Common stock, par value of $.001 per share
Authorized 20,000,000 shares; 12,709,758 shares issued and 11,569,156 outstanding as of December 26, 2004 (predecessor)	—	12
Common stock, par value of $.01 per share
100 shares authorized and issued (successor)	—	—
Additional paid-in capital	149,930	151,793
Treasury stock, 906,480 shares at December 26, 2004 (predecessor)	—	(9,637)
Deferred compensation related to restricted stock	—	(4,343)
Accumulated other comprehensive loss	—	(186)
Retained earnings (loss)	(4,500)	65,012

Total shareholders’ equity	145,430	202,651

	$530,309	$305,460

See accompanying notes to condensed consolidated financial statements.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	SUCCESSOR	PREDECESSOR
	May 26 - June 26, 2005	March 28 - May 25, 2005	Three Months Ended June 27, 2004	December 27, 2004 - May 25, 2005	Six Months Ended June 27, 2004
	(unaudited)	(unaudited)
Revenues:
Fee income	$19,242	$42,102	$51,777	$103,203	$101,841
Vehicle sales	3,119	7,399	8,225	17,242	15,352

	22,361	49,501	60,002	120,445	117,193
Cost of Sales
Branch cost	14,481	29,877	39,598	72,554	77,993
Vehicle cost	2,652	6,175	7,187	14,640	13,171

	17,133	36,052	46,785	87,194	91,164

Gross profit	5,228	13,449	13,217	33,251	26,029

Operating expense:
Selling, general and administrative	3,400	5,773	8,357	15,822	16,837
Loss (gain) on sale of property and equipment	17	(864)	(18)	(896)	(19)
Merger costs	5,021	14,508	—	15,741	—

	8,438	19,417	8,339	30,667	16,818

Earnings (loss) from operations	(3,210)	(5,968)	4,878	2,584	9,211

Other (income) expense
Interest expense	2,642	148	410	567	887
Other income	(41)	(2,411)	(11)	(2,442)	(22)

Earnings (loss) before income taxes	(5,811)	(3,705)	4,479	4,459	8,346

Income taxes	(1,311)	1,756	1,824	4,899	3,390

Net earnings (loss)	$(4,500)	$(5,461)	$2,655	$(440)	$4,956

See accompanying notes to condensed consolidated financial statements.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	SUCCESSOR	PREDECESSOR
	May 26 - June 26, 2005	December 27, 2004 - May 25, 2005	Six Months Ended June 27, 2004
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(4,500)	$(440)	$4,956
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	1,859	5,464	6,522
(Gain) loss on disposal of fixed assets	17	(896)	(19)
Deferred compensation related to restricted stock	—	4,343	114
Deferred income taxes	1,489	(1,448)	—
Tax benefit related to employee stock compensation	678	8,394	—
Changes in assets and liabilities (excluding effects of acquired companies):
(Increase) decrease in:
Accounts receivable, net	13,880	(5,312)	2,935
Income tax receivable	(7,464)	(2,618)	—
Inventories	124	(472)	209
Other current assets	(2,574)	(520)	137
Other assets	(12)	(827)	(1,117)
Increase (decrease) in:
Accounts payable	(20,321)	6,719	1,282
Accrued liabilities	(7,308)	12,279	407
Income taxes	—	(1,067)	2,470

Total adjustments	(19,632)	24,039	12,940

Net cash provided by (used in) operating activities	(24,132)	23,599	17,896

Cash flows from investing activities:
Purchase of IAAI, Inc.	(356,753)	—	—
Capital expenditures	(1,612)	(8,221)	(11,105)
Payments made in connection with acquisitions, net of cash acquired	—	(600)	—
Proceeds from disposal of property and equipment	22	1,391	200

Net cash used in investing activities	(358,343)	(7,430)	(10,905)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	905	361
Contributed capital	143,600	—	—
Proceeds from short-term borrowings	—	3,000	—
Payment of financing and other fees	(12,758)	—	—
Principal payments on long-term debt	(22,125)	(3,762)	(3,772)
Purchase of treasury stock	—	(1)	—
Principal payments on capital leases	(79)	(614)	(1,438)
Issuance of senior notes	150,000	—	—
Issuance of term loan	115,000	—	—

Net cash provided (used) by financing activities	373,638	(472)	(4,849)

Net increase (decrease) in cash	(8,837)	15,697	2,142
Cash at beginning of period	29,022	13,325	15,486

Cash at end of period	$20,185	$29,022	$17,628

Supplemental disclosures of cash flow information:
Cash paid or refunded during the period for:
Interest	$9	$689	$1,025

Income taxes paid	$3,987	$1,654	$2,026

Income taxes refunded	$—	$26	$1,011

Non-cash transactions:
Options exchanged in merger transaction	$5,653	$—	$—

See accompanying notes to condensed consolidated financial statements

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Organization and Other Matters

Defined Terms

Unless the context indicates otherwise, in the following terms used herein shall have the following meanings:

•	the term “Axle Holdings” refers to Axle Holdings, Inc., the corporate parent of Axle Merger;

•	the term “Axle Merger” refers to Axle Merger Sub, Inc., the entity that merged with and into IAAI as part of the transactions;

•	the term “continuing investors” refers to Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley;

•	the terms “IAAI,” “we,” “us,” “our” and other similar terms refer to Insurance Auto Auctions, Inc. and its subsidiaries;

•	the term “IAAI Finance” refers to IAAI Finance Corp.;

•	the term “Kelso” refers to Kelso & Company, L.P., a New York based private investment firm;

•	the term “LLC” refers to Axle Holdings II, LLC, the limited liability company parent of Axle Holdings and an entity controlled by affiliates of Kelso;

•	the term “Magnetite” refers to Magnetite Asset Investors III, L.L.C.;

•	the term “merger” refers to the merger of Axle Merger with and into IAAI and the merger of IAAI Finance with and into IAAI on May 25, 2005;

•	the term “notes” refers to the 11% Senior Notes due 2013 of IAAI;

•	the term “Parthenon” refers to Parthenon Investors II, L.P.; and

•	the term “transactions” refers, collectively, to the merger and the following transactions which occurred in connection with the merger;

•	the equity contributions made by Kelso;

•	the investment by the continuing investors;

•	our entry into senior credit facilities;

•	the offering of the notes and the application of the net proceeds therefrom; and

•	the repayment of outstanding principal and accrued interest under our prior credit facility.

Merger Transactions

On February 22, 2005, Axle Holdings, Axle Merger and IAAI entered into a merger agreement that provided for the merger of Axle Merger with and into IAAI, with IAAI continuing as the surviving corporation. Upon completion of the merger and related transactions, IAAI became a direct, wholly owned subsidiary of Axle Holdings, which is owned by the LLC (which is controlled by affiliates of Kelso).

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following transactions occurred in connection with the merger:

•	approximately 11.8 million shares of IAAI’s outstanding common stock converted into the right to receive $28.25 per share in cash;

•	all outstanding options to purchase shares of IAAI’s common stock (other than certain options held by the continuing investors, i.e., Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley, which were exchanged into stock options of Axle Holdings) were canceled in exchange for payments in cash of $28.25 per underlying share, less the applicable option exercise price;

•	affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors contributed approximately $143.6 million in cash to the LLC, which in turn held all the outstanding shares of common stock of Axle Holdings immediately after the closing of the transactions;

•	the continuing investors exchanged stock options of IAAI with an aggregate spread value of approximately $3.3 million into stock options of Axle Holdings with an equivalent aggregate spread value;

•	Axle Merger entered into the senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon the completion of the merger, IAAI assumed Axle Merger’s obligations under such credit facilities, and all of IAAI’s domestic subsidiaries, Insurance Auto Auctions Corp., IAA Services, Inc. and IAA Acquisition Corp., guaranteed such credit facilities;

•	The LLC contributed to Axle Merger, through Axle Holdings, approximately $143.6 million in cash, representing the cash equity contribution by affiliates of Kelso, Parthenon and certain of its affiliates, Magnetite, Brian T. Clingen, Dan Simon and the continuing investors;

•	IAAI Finance issued $150 million of 11% Senior Notes due 2013;

•	IAAI Finance merged with and into IAAI, with IAAI continuing as the surviving corporation; and

•	IAAI assumed IAAI Finance’s obligations under the notes and all of IAAI’s domestic subsidiaries unconditionally guaranteed the notes on a senior unsecured basis at the time IAAI Finance merged with and into IAAI.

We used the net proceeds from these contributions and financings to: (i) fund the cash consideration payable to our shareholders and option holders under the merger agreement; (ii) repay any outstanding principal and accrued interest under our existing credit facility as of the closing of the merger; and (iii) pay related transaction fees and expenses.

The notes mature on April 1, 2013. The notes are non-callable for four years, after which they are callable at a premium declining ratably to par at the end of year six.

The aggregate purchase price paid in the merger transactions for shares and outstanding stock options was approximately $366.4 million, consisting of $356.8 million in outstanding stock and options, $5.7 million representing the “fair value” of the options converted and exchanged, $3.9 million of transaction expenses and costs related to exit of towing operations. The intrinsic value of the options converted is $3.3 million. The merger was recorded in accordance with Statement of Financial Accounting Standards No. 141 (SFAS 141). The table

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The estimates are based on preliminary valuations and information currently available and are derived from management’s estimates and judgment. We believe that the preliminary valuations and estimates are a reasonable basis for the allocation of the purchase price. However, our analysis of the fair value estimates is continuing to be refined in accordance with SFAS 141. As additional information becomes available and as actual results vary from these estimates, the underlying assets or liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Current assets	$110,068
Property, plant, & equipment	67,359
Deferred income tax asset	13,872
Goodwill	213,944
Income tax receivable	2,619
Intangibles	134,800
Debt issuance cost	9,357
Other	760

Total assets	$552,779

Current liabilities	$63,028
Capital lease obligation	1,142
Senior notes	150,000
Credit facilities	115,000
Deferred income tax liability	68,155
Unfavorable leases	3,800
Other	2,401

Total liabilities	$403,526

Net assets acquired	$149,253

The preliminary valuations resulted in recognition of $134.8 million of intangibles, which are comprised of $105.8 million in supplier relationships, $0.6 million in non-compete agreements, $14.9 million in trade names, and $13.5 million in proprietary software.

Significant Items Affecting Comparability

The merger transactions resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The predecessor financial data for periods ending on or prior to May 25, 2005, generally will not be comparable to the successor financial data for periods after that date. The merger resulted in IAAI having an entirely new capital structure, which results in significant differences between predecessor and successor in the equity sections of the statements. In addition, the successor incurred debt issuance costs and $265.0 million of debt in connection with the merger. The $22.1 million of debt related to the predecessor’s credit facilities was paid off in connection with the merger. As a result, interest expense, debt and debt issuance costs will not be comparable between the predecessor and the successor. We have made certain adjustments to increase or decrease the carrying amount of assets and liabilities as a result of preliminary estimates and certain assumptions we believe are reasonable, which, in a number of instances, has resulted in changes to amortization and depreciation expense amounts. The

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

final appraisals are not yet complete, and thus we have not yet completed our allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods.

The following table reflects the unaudited pro forma results as if the acquisition occurred on December 28, 2003 (in thousands):

	Three Months Ended		Six Months Ended
	June 26, 2005	June 27, 2004	June 26, 2005	June 27, 2004
Revenue	$71,862	$60,002	$142,806	$117,193
Earnings (loss) before taxes	(15,246)	(3,691)	(13,848)	(7,926)
Earnings (loss)	(13,571)	(2,492)	(12,812)	(5,296)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis and related remaining lives, and the addition of the annual financial advisory service fee for services provided by Kelso.

General

Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, in our opinion, reflect all adjustments necessary for a fair presentation for each of the periods presented. The results of operations for interim periods are not necessarily indicative of results for full fiscal years.

As contemplated by the Securities and Exchange Commission, or SEC, under Rule 10-01 of Regulation S-X, the accompanying consolidated financial statements and related notes have been condensed and do not contain certain information that is included in our annual consolidated financial statements and notes thereto. For further information, refer to our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Fiscal year 2004 consisted of 52 weeks and ended December 26, 2004. Fiscal year 2005 will consist of 52 weeks and will end on December 25, 2005.

IAAI operates in a single business segment—providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles.

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. As required by SFAS 151, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of the adoption of SFAS 151 on our financial statements, although we presently do not anticipate the adoption of SFAS 151 to have a material impact on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) “Share-Based Payment.” SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R establishes fair value as the measurement method in accounting for share-based payments to employees and eliminates the alternative use of the intrinsic value method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of the adoption of SFAS 123R on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard at the beginning of our first interim or annual reporting period that begins June 15, 2005. We are currently evaluating the impact of the adoption of SFAS 153 on our financial statements, although we presently do not anticipate the adoption of SFAS 153 to have a material impact on our financial statements.

2. Income Taxes

Income taxes were computed using the effective tax rates estimated to be applicable for the full fiscal years, which are subject to ongoing review and evaluation by us.

The income tax receivable as of June 26, 2005 is due to the recording of a federal income tax refund attributable to tax benefits relating to employee stock compensation.

The income tax provision of $3.6 million for the June 26, 2005 year to date period was based on our expected effective tax rate for the predecessor and successor periods. The difference from the statutory rate was attributable to expenses incurred in connection with the merger transaction that are not deductible for income tax purposes.

We evaluate the realizability of our deferred tax assets on an ongoing basis. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

June 26, 2005. We have established a valuation allowance when the utilization of the tax asset is uncertain. Additional timing differences, future earning trends and/or tax strategies may occur which could warrant a need for establishing an additional valuation allowance or a reserve.

Deferred tax liabilities of $46.5 million were established for new intangible assets established in connection with the merger. The deferred liability will decrease over the book life of these new intangible assets.

3. Goodwill and Intangibles

As of June 26, 2005, we had $213.9 million of net goodwill recorded in our consolidated financial statements that was recorded as a result of the merger transactions. In accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets,” we assess goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results; significant negative industry or economic trends; and our market capitalization relative to net book value. If we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based on the excess of carrying amount over fair value measured using a projected discounted cash flow model or other valuation techniques.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following at June 26, 2005 and December 26, 2004:

	Cost
	Assigned Life	June 26, 2005	December 26, 2004
	(dollars in millions)
Predecessor
Goodwill	Indefinite	$—	$167.0
Covenants not to compete	3 to 5 years	—	4.2
Successor
Goodwill	Indefinite	213.9	—
Supplier relationships	20 years	105.8	—
Trade names	15 years	14.9	—
Software	6 years	13.5	—
Covenants not to compete	12 to 18 months	0.7	—

		$348.8	$171.2

	Accumulated Amortization
	Assigned Life	June 26, 2005	December 26, 2004
	(dollars in millions)
Predecessor
Goodwill	Indefinite	$—	$(29.5)
Covenants not to compete	3 to 5 years	—	(2.5)

Successor
Supplier relationships	20 years	(0.5)	—
Software	6 years	(0.2)	—
Trade names	15 years	(0.1)	—
Covenants not to compete	18 months	(0.1)	—

		$(0.9)	$(32.0)

Amortization for the predecessor periods of March 28, 2005 through May 25, 2005 and December 27, 2004 through May 25, 2005 are $0.1 million and $0.2 million, respectively. Amortization for the successor period of May 26, 2005 through June 26, 2005 is $0.9 million. The amortization expense for the three months ended and the six months ended June 27, 2004 are $0.1 million and $0.3 million, respectively. This amount is included within selling, general and administrative expense on our Condensed Consolidated Statements of Operations. Based upon existing intangibles, the projected annual amortization expense is $5.3 million for 2005, $8.9 million for 2006, and $8.5 million for the years 2007 through 2009.

4. Financial Instruments and Hedging Activities

The predecessor company was exposed to interest rate fluctuations on its floating rate credit facility, under which we had outstanding a $13.1 million term loan at the merger date, May 25, 2005. In 2002, we entered into an interest rate swap to mitigate our exposure to interest rate fluctuations. As a matter of policy, we do not enter into hedging contracts for trading or speculative purposes. At the merger date, the interest rate swap agreement had a notional amount of $13.1 million, and provided that IAAI pay a fixed rate of interest of 4.4% and receive a LIBOR-based floating rate on the notional amount. At the merger date, the entire swap agreement qualified for hedge accounting and all changes in the fair value of the swap were recorded, net of tax, through other

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

comprehensive income (see Note 5). At the merger date, the entire predecessor credit facility was paid off and the swap agreement was terminated. The fair market value of the swap was $75,160 at the merger date.

On April 1, 2005, IAAI Finance issued $150.0 million of 11% senior notes due April 1, 2013. The proceeds were funded into escrow until the closing of the merger transactions. As part of the merger transactions, IAAI Finance merged with and into IAAI, with IAAI as the surviving corporation, and IAAI assumed IAAI Finance’s obligations under the notes. All of IAAI’s domestic subsidiaries unconditionally guaranteed the notes on a senior unsecured basis in connection with the merger transactions. The notes are non-callable for four years, after which they are callable at a premium declining ratably to par at the end of year six.

The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the payment of dividends or other distributions, distributions from certain subsidiaries, the issuance of preferred stock, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions however are subject to a number of important qualifications set forth in the indenture.

On May 19, 2005, Axle Merger entered into new senior secured credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan B and, upon the completion of the merger, IAAI assumed Axle Merger’s obligations under these credit facilities, and all of IAAI’s domestic subsidiaries guaranteed these credit facilities. At June 26, 2005, the interest rate on the term loan was 6.2%.

The senior secured credit facilities are secured by a perfected first priority security interest in all present and future tangible and intangible assets of IAAI and the guarantors, including the capital stock of IAAI and each of its direct and indirect domestic subsidiaries and 65% of the capital stock of its direct and indirect foreign subsidiaries. The seven-year term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principle amount, beginning December 31, 2005, with the balance payable at maturity. The senior secured credit facility is subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt issuances, asset sales, recovery events, and sales and leasebacks of real property, (ii) 50% of the net proceeds of certain equity offerings or contributions by Axle Holdings and (iii) for any fiscal year ending on or after December 31, 2005, 75% of excess cash flow, as defined in the credit agreement, when the consolidated leverage ratio, as defined in the credit agreement, is 4.0x or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0x but less than 4.0x.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at IAAI’s option, eurodollar or prime rates. The terms of the agreement include a commitment fee based on unutilized amounts and an annual agency fee. The agreement includes covenants that, among other things, limit or restrict IAAI’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain affiliate transactions. The agreement also requires us to at all times have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than three years. The senior secured credit facility is subject to the following financial covenants: (i) minimum consolidated interest coverage and (ii) maximum consolidated leverage.

The revolver was made for working capital and general corporate purposes. There were no borrowings under the revolver at the time of the merger or as of June 26, 2005, although we did have outstanding letters of credit in the aggregate amount of $2.3 million as of June 26, 2005.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Long-term debt consisted of the following:

	Successor	Predecessor
	June 26, 2005	December 26, 2004
	(dollars in thousands)
11% senior notes	$150,000	$—
Senior secured credit facility	115,000	—
Credit facility	—	16,875
Notes payable	—	12

	$265,000	$16,887
Less current portion	(862)	(7,512)

	$264,138	$9,375

5. Comprehensive Income (Loss)

Comprehensive income (loss) consists of net earnings and the change in fair value of our interest rate swap agreement as follows (dollars in thousands):

	Successor	Predecessor
	May 26, 2005 - June 26, 2005	December 27, 2004 - May 25, 2005	Six Months Ended June 27, 2004
Net earnings (loss)	$(4,500)	$(440)	$4,956
Other comprehensive income
Change in fair value of interest rate swap agreement	75	227	470
Income tax expense	(29)	(87)	(181)

Comprehensive income (loss)	$(4,454)	$(300)	$5,245

The changes in fair value of our interest rate swap agreement were due to changes in interest rates. In connection with the merger, the swap agreement was terminated. As of June 26, 2005, the Company no longer is a party to a swap agreement.

6. Stock Options

Prior to the merger transaction, IAAI had stock option plans and a restricted stock grant program. Each of these plans contained a provision that would cause the options and grants to immediately vest upon a change of control. As a result of the merger transaction, all outstanding options and restricted stock grants became fully vested on the date of the merger.

Except for certain options that were exchanged and are discussed below, the holders of the options cancelled their options in exchange for the right to receive $28.25 per underlying share, less the applicable option exercise price. In accordance with Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issues to Employees” and related interpretations, there was no compensation expense recognized either in current or prior periods for the options.

The holders of the restricted stock grants cancelled their grants in exchange for the right to receive $28.25 per underlying share. Upon issuance of the restricted stock grants in 2003 and 2004, unearned compensation was

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

recorded at the market value of the shares at the time of the grant. The unearned compensation was then recognized as compensation expense over the anticipated vesting period. At the time of the merger, there was $3.5 million of unearned compensation remaining. The merger triggered the full vesting of the restricted stock grants and as a result, the $3.5 million was recognized as compensation expense by the predecessor in the period December 27, 2004 through May 25, 2005. The number of shares granted in 2003 and 2004 was 66,500 and 182,600, respectively. In the first quarter of 2005, there were forfeitures of 1,200 shares. In the second quarter of 2005, there were forfeitures of an additional 1,200 shares. There were no additional grants made in the second quarter of 2005.

Certain executives of IAAI exchanged a portion of their fully vested options in the predecessor company into options of the same value in Axle Holdings, which owned 100% of IAAI as of June 26, 2005. In accordance with APB 25 and other applicable pronouncements, we are not required to recognize compensation expense on the option exchange as the market price of the underlying shares of the new options are the same as the old options.

The following table illustrates the effect on net earnings if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to the measurement of stock-based employee compensation relating to stock options and restricted stock, including straight-line recognition of compensation costs over the related vesting periods for fixed awards (dollars in thousands):

	Successor	Predecessor
	May 26, 2005 - June 26, 2005	December 27, 2004 - May 25, 2005	Six Months Ended June 27, 2004
Net earnings (loss) as reported	$(4,500)	$(440)	$4,956
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	2,672	68

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	—	4,473	1,241

Pro forma net earnings (loss)	$(4,500)	$(2,241)	$3,783

7. Commitments and Contingencies

We lease our facilities and certain equipment under operating and capital leases. As of June 26, 2005, we had not entered into any capital leases in the current year.

On February 4, 2003, we filed a lawsuit in the Superior Court of California, County of Sacramento, against, among others, Emery Air Freight Corporation, or Emery, and Tennessee Technical Services, or TN Tech, the aircraft maintenance provider. The lawsuit sought to recover damages caused by the crash of an Emery DC-8 aircraft onto our Rancho Cordova, California facility on February 16, 2000. The aircraft was destroyed, and the three crew members aboard the aircraft were killed. The crash and the resulting release of jet fuel and fire destroyed a significant part of our facility and contaminated it with ash, hydrocarbon, lead and other toxic materials. Emery refused to clean up the contamination, and we were required to do so. We suffered more than $3.0 million in inventory loss, clean-up and remediation costs, business interruption losses, legal and consulting

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

fees, and other losses, costs, and expenses. Our property insurance carrier, Reliance, paid a large portion of our inventory losses. On October 6, 2004, we entered into a settlement agreement whereby we dismissed our claims against third parties other than Emery and TN Tech, and those other third parties dismissed their claims against us. On April 12, 2005, we engaged in mediation with TN Tech. The mediation resulted in a settlement of the dispute whereby TN Tech agreed to pay $2.35 million to us for our unrecovered losses resulting from the crash. In exchange, we agreed to release TN Tech and Emery from all of our claims arising from the crash. On June 8, 2005, we received payment of the settlement amount and recorded it as other income in the predecessor period.

8. Accumulated Postretirement Benefit Obligation

In connection with the acquisition of the capital stock of Underwriters Salvage Company (USC), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, “Employers Accounting for Postretirement Benefits Other than Pensions,” costs related to the benefits are accrued over an employee’s service life.

As a result of the merger transaction, the fair value of the accrued benefit liability of $2.3 million at December 26, 2004 was reduced by the unrecognized net gain of $1.6 million. The amount recorded at June 26, 2005 for the postretirement benefit liability was $0.7 million.

9. Related Party Transactions

Kelso owns the controlling interest in IAAI. Under the terms of a financial advisory agreement between Kelso and Axle Merger, upon completion of the merger, IAAI (1) paid to Kelso a fee of $4.475 million and (2) commenced paying an annual financial advisory fee of $500,000, payable quarterly in advance to Kelso (with the first such fee, prorated for the remainder of the then-current quarter, payable at the closing of the merger), for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI indemnify Kelso, Axle Holdings and Kelso’s officers, directors, affiliates, and their respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger), Kelso’s investment in IAAI, Kelso’s control of Axle Merger (and, following the merger, IAAI as the surviving corporation) or any of its subsidiaries and the services rendered to IAAI under the financial advisory agreement. It also requires that IAAI reimburse Kelso’s expenses incurred in connection with the merger and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees, as may be determined by the board of directors of IAAI and Kelso, by IAAI to Kelso in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Parthenon and certain of its affiliates own approximately 10.4% of IAAI. Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger, upon completion of the merger IAAI paid to PCAP, L.P. a fee of $525,000.

10. Treasury Stock

Prior to the merger, IAAI had treasury stock. The treasury stock purchases were recorded using the cost method of accounting. The treasury stock was retired as part of the merger transaction. We did not repurchase any shares since the merger.

INSURANCE AUTO AUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

11. Accounts Receivable

Accounts receivable consists of the following as of June 26, 2005 and December 26, 2004 (dollars in thousands):

	Successor	Predecessor
	June 26, 2005	December 26, 2004
Unbilled receivables	$30,682	$35,555
Trade accounts receivable	11,176	14,596
Other receivables	781	1,086

	42,639	51,237
Less allowance for doubtful accounts	(600)	(794)

	$42,039	$50,443

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which we will be reimbursed when the vehicle is sold. Trade accounts receivable includes fees and proceeds to be collected from both insurance companies and buyers.

12. Property and Equipment

Property and equipment consists of the following at June 26, 2005 and December 26, 2004 (dollars in thousands):

	Successor	Predecessor
	June 26, 2005	December 26, 2004
Land	$5,863	$7,662
Buildings and improvements	2,293	13,722
Equipment	27,254	49,645
Leasehold improvements	33,554	49,485

	68,964	120,514
Less accumulated depreciation and amortization	(1,007)	(45,830)

	$67,957	$74,684

As discussed in Note 1, in connection with the merger transactions, the property and equipment of the successor was revalued at the fair market value based on preliminary estimates and assumptions, resulting in adjusted basis, and the accumulated depreciation was eliminated.

13. Acquisitions and Divestitures

In the second quarter of 2005, we acquired Insurance Recovery Center, Inc. located just outside Altoona, Pennsylvania. The acquisition leverages our existing regional coverage in this market. The results of operations of this acquisition are included in our consolidated financial statements from the date of acquisition. The aggregate purchase price of this acquisition was $0.8 million.

In the second quarter of 2005, we sold one of our Houston properties for $1.2 million in cash. We recorded a gain on the sale of this facility of $0.5 million, net of taxes in the predecessor period.

14. Subsequent Events

On June 29, 2005, we announced a new acquisition in Ravenel, South Carolina. The acquisition is accounted for as a purchase business combination and the results of operations of the acquired business will be included in our future consolidated financial statements from the date of acquisition. The aggregate purchase price of this acquisition is $0.3 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Certain provisions of the Illinois Business Corporation Act of 1983, as amended (the “BCA”), provide that we may, and in some cases must, indemnify the directors and officers of us and of each of our subsidiaries against liabilities and expenses incurred by such person by reason of the fact that such person was serving in such capacity, subject to certain limitations and conditions set forth in the statute.

Article VII of our Articles of Incorporation and Article V of our Bylaws provide for indemnification of our directors, officers and other agents to the extent permitted by the BCA. We also maintain insurance for the benefit of our current directors and officers that insures such persons against certain liabilities, including liabilities under the securities laws.

We have entered into indemnification agreements with each of our directors and executive officers. Each such agreement provides that we will indemnify the indemnitee against expenses, including reasonable attorney’s fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by his or her in connection with any civil or criminal action or administrative proceedings arising out of the performance of his or her duties as an officer, director, employee or agent of us.

For six years after the merger that was consummated on May 25, 2005, Axle Holdings, Inc. agreed that it will cause IAAI, as the surviving corporation, to maintain director and officer liability insurance coverage for each person who was an officer and director of IAAI or any of its subsidiaries prior to the closing of the merger that is comparable to the policy or policies maintained by IAAI or the applicable subsidiary, and with comparable insurance companies, for the benefit of such covered individuals. We have purchased the extended reporting period coverage option provided under certain of our existing fiduciary liability insurance policies and one of our existing directors’ and officers’ liability insurance policies, in each case providing coverage for a period of six years commencing from the effective time of the merger.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See Exhibit Index attached hereto.

Item 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, or the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Insurance Auto Auctions, Inc. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 14, 2005.

Insurance Auto Auctions, Inc.

By:	/s/ THOMAS C. O’BRIEN
Thomas C. O’Brien President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 14, 2005 by the following persons in the capacities indicated.

Signature	Title

/s/ THOMAS C. O’BRIEN Thomas C. O’Brien	President, Chief Executive Officer (Principal Executive Officer) and Director

/s/ SCOTT P. PETTIT Scott P. Pettit	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ DAVID J. AMENT David J. Ament	Director

/s/ BRIAN T. CLINGEN Brian T. Clingen	Director

/s/ CHURCH M. MOORE Church M. Moore	Director

/s/ DAVID I. WAHRHAFTIG David I. Wahrhaftig	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrants have duly caused this Registration Statement on Form S-4 to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 14, 2005.

Insurance Auto Auctions Corp.
IAA Services, Inc.
IAA Acquisition Corp.

By:	/s/ THOMAS C. O’BRIEN
Thomas C. O’Brien President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 14, 2005 by the following persons in the capacities indicated.

Signature	Title

/s/ THOMAS C. O’BRIEN Thomas C. O’Brien	President and Chief Executive Officer (Principal Executive Officer)

/s/ SCOTT P. PETTIT Scott P. Pettit	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) and Director

/s/ SIDNEY L. KERLEY Sidney L. Kerley	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated February 22, 2005, by and among Insurance Auto Auctions, Inc. (“IAAI”), Axle Holdings, Inc. (“Axle Holdings”) and Axle Merger Sub, Inc. (“Axle Merger”), filed as Appendix A to IAAI’s Definitive Proxy Statement on Schedule 14A filed April 26, 2005 and incorporated herein by reference

3.1	Articles of Incorporation of IAAI, as filed with the Illinois Secretary of State on August 7, 1997, as amended and filed with the Illinois Secretary of State on May 25, 2005*

3.2	Bylaws of IAAI, as amended as of May 25, 2005*

3.3	Certificate of Incorporation of Insurance Auto Auctions Corp., as filed with the Delaware Secretary of State on January 2, 1997*

3.4	By-laws of Insurance Auto Auctions Corp.*

3.5	Articles of Incorporation of IAA Services, Inc., as filed with the Illinois Secretary of State on May 5, 1999*

3.6	By-laws of IAA Services, Inc.*

3.7	Certificate of Incorporation of IAA Acquisition Corp., as filed with the Delaware Secretary of State on March 6, 2000*

3.8	By-laws of IAA Acquisition Corp.*

4.1	Indenture, dated April 1, 2005, among IAAI, as successor to IAAI Finance Corp., the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as Trustee*

4.2	Supplemental Indenture, dated May 25, 2005, among IAAI, IAAI Finance Corp., Insurance Auto Auctions Corp., IAA Services, Inc., IAA Acquisition Corp., and Wells Fargo Bank, National Association, as Trustee*

4.3	Form of 11% Senior Notes due 2013 (included in Exhibit 4.1 hereto)*

4.4	Registration Rights Agreement dated April 1, 2005, among IAAI Finance Corp., Deutsche Bank Securities Inc. and Bear Stearns & Co. Inc., relating to the 11% Senior Notes due 2013 of IAAI, as successor to IAAI Finance Corp.*

4.5	Assumption Agreement, dated May 25, 2005, among IAAI, IAAI Finance Corp., Insurance Auto Auctions Corp., IAA Services, Inc., and IAA Acquisition Corp.*

5.1	Opinion of Katten Muchin Rosenman LLP*

10.1	Stock Incentive Plan of Axle Holdings*

10.2	Form of Nonqualified Stock Option Agreement of Axle Holdings pursuant to the Stock Incentive Plan*

10.3	Amended and Restated Employment Agreement dated April 2, 2001, between IAAI and Thomas C. O’Brien, filed as Exhibit 10.1 to IAAI’s Quarterly Report on Form 10-Q filed May 16, 2001 and incorporated herein by reference

10.4	Employment Agreement dated April 2, 2001, between IAAI and David R. Montgomery, filed as Exhibit 10.2 to IAAI’s Quarterly Report on Form 10-Q filed May 16, 2001 and incorporated herein by reference

10.5	Employment Agreement dated April 2, 2001, between IAAI and Scott P. Pettit, filed as Exhibit 10.3 to IAAI’s Quarterly Report on Form 10-Q filed May 16, 2001 (File No. 000-19594) and incorporated herein by reference

Exhibit Number	Description
10.6	Employment Agreement dated October 23, 2003, between IAAI and John R. Nordin, Sr., filed as Exhibit 10.177 to IAAI’s Annual Report on Form 10-K filed March 29, 2004 and incorporated herein by reference

10.7	Change of Control and Employment Agreement dated September 5, 2000 between IAAI and Donald J. Hermanek*

10.8	Employment Agreement dated July 23, 2004, between IAAI and John W. Kett, filed as Exhibit 10.1 to IAAI’s Quarterly Report on Form 10-Q filed August 10, 2004 and incorporated herein by reference

10.9	Employment Agreement dated October 6, 2004, between IAAI and Sidney L. Kerley, filed as Exhibit 10.32 to IAAI’s Annual Report on Form 10-K filed March 14, 2005 and incorporated herein by reference

10.10	Credit Agreement, dated May 19, 2005 (the “Credit Agreement”), among Axle Holdings, Axle Merger and IAAI (as successor to Axle Merger), as borrowers, the several lenders from time to time parties thereto, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. as joint lead arrangers and joint bookrunners, Deutsche Bank Securities Inc. as syndication agent, Bear Stearns Corporate Lending Inc., as administrative agent and GMAC Commercial Finance LLC, ING Capital LLC and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as co-documentation agents*

10.11	Guarantee and Collateral Agreement dated May 25, 2005 made by Axle Holdings, Axle Merger and IAAI and certain of its subsidiaries in favor of Bear Stearns Corporate Lending Inc., as administrative agent under the Credit Agreement*

10.12	Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing for Commercial Purposes by IAAI, as mortgagor, to Bear Stearns Corporate Lending Inc., as mortgagee and the administrative agent under the Credit Agreement*

10.13	Intellectual Property Security Agreement dated May 25, 2005 made by IAAI and each of the grantors listed on Schedule I thereto in favor of Bear Stearns Corporate Lending Inc. as administrative agent for the secured parties (as defined in the Credit Agreement)*

10.14	Amended and Restated Limited Liability Company Agreement of Axle Holdings II, LLC, dated May 25, 2005, by and among the individuals or entities listed on Schedule A attached thereto *

10.15	Shareholders Agreement of Axle Holdings dated May 25, 2005, among Axle Holdings, Axle Holdings II, LLC, and those employees of Axle Holdings or its subsidiaries who are listed on Schedule I thereto*

10.16	Amended and Restated Registration Rights Agreement, dated May 25, 2005, among Axle Holdings, Axle Holdings II, LLC, and those employees of Axle Holdings or its subsidiaries listed on Schedule I thereto*

10.17	Form of Conversion Agreement dated May 25, 2005 between Axle Holdings and each of Thomas C. O’Brien, David Montgomery, Scott Pettit, John Nordin, Don Hermanek, John Kett and Sidney Kerley*

10.18	Form of Exchange Stock Option Agreement dated May 25, 2005 between Axle Holdings and each of Thomas C. O’Brien, David Montgomery, Scott Pettit, John Nordin, Don Hermanek, John Kett and Sidney Kerley*

10.19	Financial Advisory and Closing Fee Letter Agreement dated February 22, 2005 from Axle Merger to Kelso & Company, L.P.*

Exhibit Number	Description
10.20	Letter Agreement dated May 25, 2005 from Axle Merger to PCAP, L.P.*

10.21	Insurance Auto Auctions, Inc. 2005 Incentive Plan adopted by the board of directors on December 15, 2004*

12.1	Statement re: computation of ratio of earnings to fixed charges*

21.1	List of subsidiaries of IAAI*

23.1	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.1)*

23.2	Consent of KPMG LLP*

24.1	Power of Attorney for the Company*

24.2	Power of Attorney for the Guarantors*

25.1	Form T-1, Statement of Eligibility and Qualification of Wells Fargo Bank, National Association*

99.1	Form of Letter of Transmittal*

99.2	Form of Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

99.4	Form of Letter to Clients*

*	Previously filed with this Registration Statement on August 23, 2005.